10/30


03037054

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Investment Ltd

*CURRENT ADDRESS

PROCESSED

NOV 06 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3964 FISCAL YEAR 6-30-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 11/3/03

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Investment Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:

Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Tat Man
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
Lau Chi Keung
Donald Cheung Ping Keung
Augustine Wong Ho Ming
Suen Kwok Lam
Sit Pak Wing

Independent Non-executive Directors:

Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Registered Office:

6th Floor
World-Wide House
19 Des Voeux Road Central
Hong Kong

GENERAL MANDATES FOR REPURCHASE BY THE COMPANY OF ITS OWN SHARES

AND TO ISSUE SHARES

AND

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

23rd October, 2003

To the Shareholders of the Company

Dear Sir/Madam,

GENERAL MANDATES FOR REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND TO ISSUE SHARES AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The purpose of this document is to provide you with information regarding the proposed general mandates for repurchase by the Company of its own shares and to issue shares, the proposed amendments to the articles of association of the Company ("Articles of Association") and to seek your approval at the annual general meeting of the Company to be held on 1st December, 2003 at 11:00 a.m. ("Annual General Meeting") in connection with, inter alia, such matters.

At the annual general meeting held on 18th December, 2002, general mandates were given to the directors of the Company ("Directors") (i) to exercise the powers of the Company to repurchase shares of HK$0.20 each of the Company ("Shares") up to a maximum of ten per cent. of the issued share capital of the Company at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding twenty per cent. of the issued share capital of the Company at the date of the ordinary resolution. These mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the notice convening the Annual General Meeting dated 2nd October, 2003 contained in the Company's annual report for the year ended 30th June, 2003 ("Notice") will be proposed at the Annual General Meeting to grant a general mandate to the Directors to exercise the powers of the Company to repurchase at any time until the conclusion of the next annual general meeting of the Company following the passing of the relevant resolution or such earlier period as stated therein, Shares up to a maximum of ten per cent. of the issued share capital of the Company as at 1st December, 2003 ("Repurchase Mandate").

An explanatory statement, as required under the relevant rules set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules") regulating the repurchase by companies with primary listings on the Stock Exchange of their own shares on the Stock Exchange ("Shares Repurchase Rules") and under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) ("Companies Ordinance"), to provide the requisite information for your consideration of the Repurchase Mandate is set out in the Appendix hereto.

Ordinary resolutions as set out in the Notice will be proposed at the Annual General Meeting to grant a general mandate to the Directors to allot, issue and deal with Shares not exceeding twenty per cent. of the issued share capital of the Company ("Issue Mandate") and to extend the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

In addition, your attention is drawn to the special resolution to be proposed at the Annual General Meeting to approve certain amendments to the existing Articles of Association to effect, amongst other things, the following changes:

(a) to amend the specified age and percentage in the definition of "associate" in line with the Listing Rules, and to provide additional definitions for certain terms for the purpose of clarification;

(b) to give explicit acceptance by the Company of machine imprinted signatures of a recognized clearing house in respect of the execution of instruments of transfer;

(c) to revise those provisions on the amount payable for new share certificates, replacement of share certificates and registration of instruments of transfer to the effect that such sum shall not exceed the relevant maximum amount from time to time set out in the Listing Rules;

(d) to delete the reference to the repealed Securities and Futures (Clearing Houses) Ordinance of Hong Kong and to substitute therefor the reference to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) which came into effect on 1st April, 2003;

(e) to allow the Directors or a committee of Directors to make any decisions or to take any actions by the consent of all the directors of the Company in writing or by telex, telegram, cable, facsimile, electronic mail or other written electronic communication;

(f) to replace the words "the Colony" with the words "Hong Kong" in certain provisions; and

(g) to permit the Company to serve notice on shareholders of the Company by electronic means.

Details of the proposed amendments to the Articles of Association are set out in Resolution No. 6 of the Notice.

Yours faithfully,
Lee Shau Kee
Chairman

EXPLANATORY STATEMENT

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Shares Repurchase Rules for you to consider the Repurchase Mandate.

1. **Share Capital**

   As at 16th October, 2003 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 2,817,327,395 Shares. Subject to the passing of the Ordinary Resolution 5(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 281,732,739 Shares.

2. **Reasons for Repurchase**

   The Directors believe that the Repurchase Mandate affords the Company the flexibility and ability in pursuing the best interests for the Company and its shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, be beneficial to the shareholders by enhancing the net asset and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

3. **Funding of Repurchase**

   In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the Company. If such repurchased shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

   Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

   An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30th June, 2003, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing of the Company.

4. **Share Prices**

   The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest	Lowest
		HK$	*HK$*
2002	October	6.200	5.800
	November	7.450	5.650
	December	7.550	7.100
2003	January	6.850	5.950
	February	6.600	6.250
	March	6.850	6.300
	April	6.850	6.500
	May	7.500	6.600
	June	7.700	7.300
	July	7.850	7.200
	August	8.250	7.050
	September	8.650	7.700

5. **Undertaking and Disclosure of Interests**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchase pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders.

6. **Hong Kong Codes on Takeovers and Mergers and Share Repurchases**

If a shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Code"). Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Code. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Code as a result of any repurchases made under the Repurchase Mandate.

7. **Share Purchase made by the Company**

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

五、 承諾及公開權益資料

董事局已向聯交所作出承諾，在依據股份購回之授權行使股份購回權力時，必須遵守證券上市規則、公司條例及任何其他香港適用法例。

經一切合理查詢後，盡董事局所知及確信，目前並無董事及彼等之聯繫人士擬於股份購回建議獲股東批准時，向本公司出售其股份。

本公司並無接獲有關連人士(根據證券上市規則之定義)通知，彼等目前無意在股份購回之授權獲股東批准後，向本公司出售其股份，或承諾不會向本公司出售其持有之股份。

六、 香港公司收購、合併及股份購回守則

倘若董事局根據股份購回之授權行使本公司購回股份權力而導致任何股東在本公司所持之投票權比率上升，該項權益比率上升將根據香港公司收購及合併守則(「收購守則」)第三十二條被視為取得投票權。因此，一名股東或一組一致行動之股東可取得或鞏固本公司之控制權，從而有義務依照收購守則第二十六條之規定作出強制要約。如現時持股數量及本公司之股本結構維持不變，據董事局所知，根據股份購回之授權而進行之任何購回事宜不會引起收購守則下之任何責任。

七、 本公司購入之股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購入本公司之股份。

說明書

本說明書乃根據公司條例第49BA(3)(b)條之規定而編制，並載有股份購回規則規定之所有資料以供　閣下考慮股份購回之授權事宜。

一、股本

於二零零三年十月十六日（本通函付印前之最後實際可行日期），本公司已發行股本總數為2,817,327,395股股份。如在通告所列之第5A條普通決議案獲得通過，且於舉行股東週年大會之日前無發行或購回額外股份，本公司根據股份購回之授權，將獲准購回之股份數目最高可達281,732,739股。

二、購回股份之原因

董事局認為股份購回之授權可使本公司更靈活及更有利地為公司及其股東尋求最佳利益。購回股份可能於當時之市場狀況及財務安排之形勢下提高本公司股份之資產淨值及／或每股盈利，而董事局只會在認為對本公司及其股東有利之情況下方會購回股份。

三、用於股份購回之資金

在購回股份時，本公司只可動用依據本公司之公司組織章程大綱及公司細則與公司條例許可作此用途之資金。按照公司條例，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司條例許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據股份購回之授權，購回股份的資金將全部來自本公司內部資源及/或可動用之銀行融資。

倘全面行使股份購回之授權，則或會對本公司的營運資金或借貸水平有重大不利影響（與本公司於二零零三年六月三十日之最近期經審核賬目之狀況比較）。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事局不擬購回任何股份。

四、股份價格

本公司股份於前十二個月在聯交所每月之最高及最低買賣價格如下：

	最高	最低
	港元	*港元*
2002年 10月	6.200	5.800
11月	7.450	5.650
12月	7.550	7.100
2003年 1月	6.850	5.950
2月	6.600	6.250
3月	6.850	6.300
4月	6.850	6.500
5月	7.500	6.600
6月	7.700	7.300
7月	7.850	7.200
8月	8.250	7.050
9月	8.650	7.700

敬啟者：

購回本公司股份及
發行股份之一般性授權
及
修訂本公司組織章程細則

本通函旨在向　閣下提供有關購回本公司股份及發行股份之一般性授權之建議以及修訂本公司組織章程細則（「組織章程細則」）建議之進一步詳情，及尋求　閣下於二零零三年十二月一日上午十一時正本公司舉行之股東週年大會（「股東週年大會」）上批准（其中包括）該等事宜。

本公司於二零零二年十二月十八日舉行之去屆股東週年大會上授予本公司董事局（「董事局」）一般性授權(i)購回不超過本公司於普通決議案通過之日已發行股本10%之每股面值港幣0.2元之股份（「股份」）及(ii)配售、發行及處理股份不超過本公司於普通決議案通過之日已發行股本20%。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於本公司截至二零零三年六月三十日止之本公司年報內一份日期為二零零三年十月二日之股東週年大會通告（「通告」）之普通決議案。該項普通決議案建議授權董事局於有關普通決議案通過後至下屆股東週年大會結束時止期間或於其所列任何一項較早之期間內任何時間購回不超過本公司於二零零三年十二月一日就有關決議案獲通過當日已發行股份10%之股份（「股份購回之授權」）。

根據香港聯合交易所有限公司（「聯交所」）之證券上市規則（「證券上市規則」）中監管在聯交所有第一上市地位之公司在聯交所購回本身股份之規則（「股份購回規則」）和公司條例（香港法例第三十二章）（「公司條例」），本公司須就股份購回之授權向股東發出説明書，有關資料已列於本通函之附錄。

將於舉行之股東週年大會上提呈在通告內所列出多項普通決議案，分別授權董事局配發、發行及處理不超過本公司已發行股本面值總額20%之股份（「發行股份之授權」）；及在該發行股份之授權加入股份購回之授權中購回股份之數額。

此外，　閣下須注意將於股東週年大會上提呈特別決議案，以批准就現有之組織章程細則作出修訂，其中包括以下修改：

(a) 更新「聯繫人」之詮釋，使其與證券上市規則一致；及為求清晰起見而就若干詞彙提供額外詮釋；

(b) 同意本公司就股份過戶書接納認可結算所之機印簽名；

(c) 更改若干條文，使有關申請新股票、更換股票及股份過戶註冊之費用不可以超過證券上市規則所釐定的最高款額；

(d) 刪掉有關參照已廢除之香港證券及期貨（結算所）條例，並以參照於二零零三年四月一日生效之香港法例第571章證券及期貨條例作為替代；

(e) 容許本公司全體董事或董事局委員會全體委員透過書面或電傳、電信、電報、傳真、電郵或其他電子傳送方式通過決議案而作出董事局或董事局委員會之決定或行動；

(f) 刪掉出現於若干條文之「該殖民地」字句，並以「香港」字句作為替代；及

(g) 允許本公司可利用電子方式向本公司股東發送通告。

建議修訂組織章程細則之詳情載列於通告內第6條決議案。

此致

列位股東　台照

主席
李兆基
謹啟

二零零三年十月二十三日

閣下對本通函任何方面或應辦之手續**如有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出所有名下之恒基兆業發展有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理，以便轉交買主。



HENDERSON INVESTMENT LIMITED

恒基兆業發展有限公司

(於香港註冊成立之有限公司)

執行董事：

李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李達民
李鏡禹
劉壬泉
李寧
李家誠
郭炳濠
何永勳
劉智強
張炳強
黃浩明
孫國林
薛伯榮

獨立非執行董事：

胡寶星
阮北耀
梁希文
胡家驃 *(胡寶星爵士之替代董事)*

註冊辦事處：

香港德輔道中十九號
環球大廈6樓

購回本公司股份及
發行股份之一般性授權
及
修訂本公司組織章程細則


HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司



Annual Report 年報 2003



THE YEAR IN REVIEW

REPORT & SUMMARY

FINANCIAL STATEMENTS

Dr. Lee Shau Kee, Chairman and Managing Director



I am pleased to present to the Shareholders
my report on the operations of the Group

Profit and Turnover

The Group's consolidated net profit after taxation and minority interests for the financial year ended 30th June, 2003 amounted to HK$1,626 million, representing a decrease of 9% from that reported in the previous financial year. The turnover of your Group amounted to HK$1,181 million and showed a decrease of 1% as compared to that recorded in the previous financial year.

Dividends

Your Board recommends the payment of a final dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 1st December, 2003. The total distribution per share of HK$0.22 for the full year, including the interim dividend of HK$0.11 per share already paid, is same as the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on 3rd December, 2003.

Business Review

PROPERTY RENTAL

As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to 1.94 million sq.ft. Total gross rental income of the Group amounted to approximately HK$620 million, reflecting an increase of 2% over that recorded in the previous financial year. During the period under review, the economy in Hong Kong remained on a declining path. Occurrence of the Severe Acute Respiratory Syndrome ("SARS") in March of this year led to a sharp drop in consumer spending and an increasing unemployment rate. The decline in the economy resulted in downward adjustment in the property market. Transaction volume was at a very low level. The leasing operation of your Group was adversely affected by such developments which took place during the period under review. During the low point of the economic downturn, certain rental shopping properties of the Group had been subject to pressure for downward adjustment in rental. Nevertheless, major retail shopping properties owned by the Group were able to maintain an overall occupancy rate of 94%. Such resilience shown from the Group's rental property portfolio is mainly a result of the strategic positioning adopted by the Group with most of the Group's retail shopping podiums being located in the new towns and right at the existing and planned mass transportation networks.

HOTEL & RETAILING OPERATIONS

The local tourist industry had been affected by the negative impacts of the economic developments occurring both locally as well as overseas. The average occupancy rate of the Group's two Newton Hotels was recorded at 75% during the financial year under review and showed a decrease when compared to that recorded in the previous financial year. As the room tariffs yielded to pressure for downward adjustment, the hotel operations of the Group incurred a loss in the period under review.

As for the retailing operation, the Group now operates a total number of six outlets of Citistore department stores. Notwithstanding a decrease recorded in turnover in the Group's retailing operation in light of the slowdown in the local economy and contraction in consumer spending, the overall operating result was recorded at a break-even as efficiencies were improved due to management efforts made.

INFRASTRUCTURAL PROJECTS

China Investment Group Limited is 64%-owned by the Group and this company is engaged in the toll-bridge and toll-road joint venture operations of the Group in Mainland China. This company continued to make contributions to the Group's recurrent income stream. The turnover and profit of the business operations of this company totally amounted to approximately HK$216 million and HK$139 million respectively, showing a slight decrease when compared to those levels which were recorded in the previous financial year. Further, provisions had been made in the latter half of 2002 by this company in an amount of approximately HK$10 million in relation to the re-organisation of its retailing business in Mainland China. This has resulted in a slight decrease recorded in the investment return of this company.

ASSOCIATED COMPANIES

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas")

36.72%-owned by the Group: Hong Kong and China Gas reported an increase of 6.7% in profit to approximately HK$1.8 billion for the six months ended 30th June, 2003 as compared to the profit of the corresponding period in the previous financial year. The number of customers increased to 1,492,860, representing an increase of 3.9% over that of the previous year. With respect to the energy business of this group, investment in the mainland piped gas projects has been a long term strategic priority and is in line with the environmental policy of Mainland China. In particular, this group has now invested in 16 cities including three in Maanshan (Anhui Province), Zhangjiagang (Jiangsu Province) and Tongxiang (Zhejiang Province). The joint venture agreements of these three projects were signed in the first half of 2003. In June 2003, this group also officially obtained approval to establish a sino-foreign equity joint venture with Nanjing Gas General Company for the development of the natural gas market. The total investment amount for this project is RMB1,200 million. This group has a 50% interest in this joint venture which will further consolidate its business development base in eastern China.

On the property development front, this group has a 15% interest in the International Finance Centre. Phase One office tower and shopping mall have been leased out. Phase Two comprises, inter alia, the Two IFC which was completed in the second quarter of 2003 and is now being leased. This group has a 50% interest in the Sai Wan Ho Ferry Concourse development project. Construction of



Hong Kong Ferry (Holdings) — Metro Harbour View
31.33% listed associate of the Group. Metro Harbour View is one of the major property development projects undertaken by this associate.

the superstructure, now in progress, is expected to be completed in 2005. Foundation work of the Ma Tau Kok South Plant site project has been completed and this project is due for completion in 2006. These two projects combined will provide a residential floor area of approximately 2.5 million sq.ft. in the urban areas.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")

31.33%-owned by the Group: The interim results of Hong Kong Ferry for the six months ended 30th June, 2003 recorded HK$137 million in profit, representing a slight increase over that in the same period last year. Adversely affected by the SARS outbreak, both the travel and hotel businesses of this group recorded a loss of HK$2.4 million during the period. This group has decided to take an additional impairment loss of HK$19 million over the shipyard assets, thereby resulting in the operating loss of the Ferry, Shipyard and Related Operations for the period to increase to HK$28 million. About 460 residential units of Metro Harbour View were sold during the period, bringing the total number of residential units sold to around 2,000. Over 40% of Phase I of the commercial arcade of Metro Harbour View has been let. With regard to the projects at Tai Kok Tsui staff quarter and at 6 Cho Yuen Street, this group is negotiating with the Government on the land premium for the change in land use to residential/ commercial use with gross floor areas of respectively 320,000 sq.ft. and 160,000 sq.ft. The local property market is expected to bottom out benefiting unsold residential units of Metro Harbour View.

Miramar Hotel and Investment Company, Limited ("Miramar")

43.69%-owned by the Group: For the year ended 31st March, 2003, Miramar reported a profit of HK$234 million, representing a decrease of 9% when compared to that of the previous financial year. Affected by the slack local economy, the U.S. led war against Iraq and the SARS outbreak, this group recorded a slight drop in operating result. Nevertheless, the occupancy rate of the shopping and office properties remained steady for the financial year and averaged about 90%. With mainland tourists free to visit Hong Kong, the number of mainland travelers continued to rise. This group's sales offices in Shanghai and Beijing had taken proactive sales and promotion efforts in developing the China market. The average occupancy of Hotel Miramar rose to 87% and room rates had also improved. It is anticipated that the Individual Visit Scheme will create opportunities for the local hotel, food and beverage businesses, thereby enhancing the steady growth of this group's profit.

HENDERSON CYBER LIMITED ("HENDERSON CYBER")

66.67%-owned by the Group: Henderson Cyber reported a turnover of HK$84 million for the financial year ended 30th June, 2003, representing an increase of 24.1% compared to that registered in the previous financial year mainly as a result of the increase in its retailing business. Other revenue, mainly represented by interest income from deposits and debt securities, decreased by 13.6% compared to that of the previous year due to the significant fall in interest rates during the year under review. Due to the harsh business environment, this group has taken a HK$3.9 million provision for impairment loss in respect of data centre and network facilities. The loss attributable to shareholders for the financial year ended 30th June, 2003 significantly decreased to HK$17 million. The Internet, telecommunication and high technology industries are dynamic and fast-changing, subject to intense competition and often require large capital investments. This group must be flexible and versatile to respond to such changes and must also ensure that businesses are sustainable and attractive.

Prospects

The global economy began to show signs of recovery as from the middle of this year and Mainland China further showed that it was able to sustain good economic growth. The Central Government in Beijing has taken a posture to show strong support of Hong Kong. Recent arrangements made to enhance the economic and trading co-operation under the Closer Economic Partnership Arrangement ("CEPA") between Mainland China and Hong Kong will bring new momentum and plentiful business opportunities to the local economy. The agreement for allowing the export of 273 types of goods made in Hong Kong to the Mainland without having to pay tariffs will attract some manufacturers to relocate and establish their facilities back to Hong Kong. Further, with the advantages of low tax and international standards, foreign corporations will be attracted to establish their offices in Hong Kong as a springboard to the market in Mainland China. Demand for office premises as well as industrial-cum-office properties is expected to increase in future.

Your Group holds diversified businesses which include the ownership of a quality investment property portfolio and owns businesses engaging in the hotel, department store operations as well as the telecommunication and technology sectors. Amongst these, the investment property portfolio brings in substantial income of a recurrent nature to the Group. In addition, both the infrastructural projects owned by the Group and strategic investments held in the listed associates contribute as sources of stable income. Barring unforeseen circumstances, it is anticipated that the Group will show steady performance in the current financial year.

Lee Shau Kee
Chairman

Hong Kong, 2nd October, 2003



Block C, Hang Wai Industrial Centre
Located in Tuen Mun, N.T., this 17-storey industrial building is a 100%-owned investment property of the Group. It has a total G.F.A. of approx. 292,000 sq.ft.



Eva Court, Mid-levels



▲ Shatin Centre, Shatin



◀ Well Tech Centre, San Po Kong


TAXI的士

△ The Trend Plaza, Tuen Mun

◁ Kowloon Building, Mongkok

Investment Properties of the Group

- The investment property portfolio of the Group amounted to a total G.F.A. of approximately 1.94 million sq. ft..
- Encompasses different types of properties which include a luxurious residential property in Mid-levels, retail shopping facilities in the new townships as well as commercial buildings located in busy downtown areas.
- Maintains an average occupancy rate of 94%.
- Serves as a steady recurrent income source to the Group.

Investment Properties

Property		Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
HONG KONG						
1	Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong	Residential	999 years from 26th October, 1896	108,214	49	100.00
2	Silver Fortune Plaza, Lower Ground Floor, Upper Ground Floor and First to Fourth Floors, 1 Wellington Street, Hong Kong	Commercial	924 years from 26th June, 1918	28,953	—	50.00
KOWLOON						
3	Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon	Office Commercial	For a term of years to 30th June, 2047	193,284 100,543	—	33.33
4	Kowloon Building, 555 Nathan Road, Mongkok, Kowloon	Office Commercial	75 years from 4th February, 1985	84,626 28,656	—	100.00
5	Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon (1/F to 15/F, 20/F to 29/F)	Office/ Industrial	For a term of years to 30th June, 2047	136,376	49	100.00

	Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
NEW TERRITORIES						
6	Fanling Centre, 33 San Wan Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	151,513	302	23.04
7	Block C, Hang Wai Industrial Centre, Pui To Road/ Kin On Street/ Kin Wing Street/ Kin Tai Street, Tuen Mun, New Territories	Industrial	For a term of years to 30th June, 2047	292,264	182	100.00
8	Shatin Centre, 2-16 Wang Pok Street, Sha Tin, New Territories	Commercial	For a term of years to 30th June, 2047	100,029	545	94.40
9	City Landmark II (formerly known as Town Square), 145-165 Castle Peak Road, Tsuen Wan, New Territories	Commercial	For a term of years to 30th June, 2047	155,022	127	26.00
10	The Trend Plaza, Tuen Mun Heung Sze Wui Road, Tuen Mun, New Territories	Commercial	For a term of years to 30th June, 2047	195,280	78	100.00

Hotel Investment and Operation

NEWTON HOTEL HONG KONG
NEWTON HOTEL KOWLOON

Wholly-owned and operated by the Group.

These two medium-tariff hotels totally provide 538 guest rooms.







MIRAMAR HOTEL & INVESTMENT

43.69% owned by the Group.

This company owns and manages the 525-room flagship Hotel Miramar in the busy shopping area on Nathan Road in Tsimshatsui, Kowloon.

It also holds the adjacent Miramar Tower that has 696,000 sq.ft. in G.F.A. and Miramar Shopping Centre with 350,000 sq.ft. for long term investment purpose.



Valve Control – #110/2 (600BV)
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Valve Control – #24109 (600BV)







Listed Associate
Hong Kong and China Gas

GAS SUPPLY OPERATION

36.72%-owned by the Group.

Serving over 1,490,000 households and commercial customers, this is the earliest established local utility company that mainly supplies piped gas in Hong Kong.

Striving to strengthen its environmentally-friendly energy business in Hong Kong, it has expanded its liquefied petroleum gas filling stations — ECO Stations — to serve the local public transportation industry.

Long term strategic priority of this company is to expand its investment in the piped gas projects in Mainland China.

The company has by now successfully invested in joint venture piped gas projects in sixteen mainland cities, three of which had joint venture agreements signed in Maanshan (Anhui Province), Zhangjiagang (Jiangsu Province) and Tongxiang (Zhejiang Province) respectively in the first half of 2003.

PROPERTY DEVELOPMENT PROJECTS

This company has also participated in a variety of real estate development projects.

It owns a 15% stake in the International Finance Centre that situates on the Airport Railway Hong Kong Station and 45% interest in the King's Park Hill Joint Venture Development.

Under construction is the Sai Wan Ho development project that is jointly developed with the Group on a 50/50 basis and amounted to 1.4 million sq. ft. in G.F.A.. Pre-sale launch of this project is planned to take place in late 2003, and the entire project is expected to be completed in early 2005.

Concurrently, foundation works have begun on the former Ma Tau Kok South Plant site which will provide approximately 1.1 million sq. ft. in G.F.A.. Superstructure works are scheduled to commence in early 2004.

The following comments should be read in conjunction with the Audited Financial Statements of Henderson Investment Limited and the related notes to the financial statements.

Review of Results

During the financial year ended 30th June, 2003, the Group's turnover showed a slight decrease and amounted to approximately HK$1,181 million (2002: HK$1,188 million) when compared to that recorded in the previous financial year.

The Group's profit attributable to shareholders reduced by 9% to approximately HK$1,626 million (2002: HK$1,780 million) in the financial year under review. During the year, the overall rental property market suffered a setback amidst a declining economy that was aggravated by the outbreak of SARS. As most of the Group's major investment properties are retail shopping centres that are situate right in the centre of new towns and are located along the mass transportation railway networks, the prevailing adverse market condition had relatively limited impact on the rental property business of the Group. The Group's profit from rental properties amounted to approximately HK$314 million (2002: HK$339 million) based on a rental turnover of HK$620 million (2002: HK$607 million) during the financial year under review. Further, the Group's share of profits less losses of associates of the Group amounted to approximately HK$1,539 million (2002: HK$1,580 million); in particular, the Group's share of profits from the three listed associates amounted to approximately HK$1,507 million (2002: HK$1,510 million), thus showing that this source of recurrent income is very stable.

The Group's profit contributed from its investment in infrastructure projects in Mainland China through the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$139 million (2002: HK$145 million) in the financial year under review. The slight decline in profit of this business was mainly attributed to a slight drop in traffic flow and thus revenues in respect of the toll roads and bridges operations. As this company also engages in the retailing business in Mainland China, an impairment loss provision in the amount of HK$10 million was made as a result of the re-organisation of its retailing business in the latter half of 2002.

As the negative sentiment in the tourism industry and consumer spending in an already depressed economy was further aggravated by the outbreak of SARS during the financial year under review, the Group's business operations that are related to the tourist industry and retailing business were affected. The Group's hotel operations registered a loss of approximately HK$9 million (2002: HK$11 million) during the financial year under review as a result of the overall decline in both the turnover and room tariff experienced in the local hotel industry during the year. Notwithstanding that the Group's department store business had been operating under a deflationary environment in the financial year under review, this business area of the Group maintained at breakeven level due to effective cost control exercised by the Group.

Other business activities of the Group registered a combined profit of approximately HK$15 million (2002: Loss of HK$45 million) in the financial year under review. Such business activities included information technology services business which incurred a loss of approximately HK$33 million whilst the Group's security services business and securities investments had brought about satisfactory returns to the Group during the financial year under review.

Liquidity, Financial Resources and Capital Structure

As at the end of the financial year under review, the cash holdings of the Group amounted to approximately HK$815 million (2002: HK$668 million), after netting off the total bank borrowings that stood at HK$600 million (2002: HK$1,564 million), the Group was in a net cash position of HK$214 million (2002: Net bank borrowings of HK$896 million). Except for a portion of the bank borrowings related to a subsidiary of the Group, all of the Group's borrowings were unsecured with the vast majority being obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years are summarised respectively as follows:

	2003 HK$'000	2002 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**360,290**	431,189
After 1 year but within 2 years	**65,485**	996,304
After 2 years but within 5 years	**109,289**	70,870
After 5 years	**65,275**	65,275
Total Bank Loans and Borrowings	**600,339**	1,563,638
Less: Cash at Bank and in Hand	**(814,563)**	(667,601)
Total Net Bank Borrowings/(Deposits)	**(214,224)**	896,037

As at 30th June, 2003, shareholders' fund of the Group amounted to approximately HK$19,640 million (2002: HK$19,882 million). The Group is in a strong financial position and possesses a large capital base. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirements of its ongoing operations as well as future expansion.

Gearing Ratio & Financial Management

Since the Group was in a net cash position as at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' fund was zero (2002: 4.5%). Profit from operations of HK$466 million (2002: HK$306 million) covered the total interest expense before capitalisation of HK$33 million (2002: HK$66 million) by 14.1 times (2002: 4.6 times) for the financial year under review. The Group's financing and treasury activities were managed centrally at the corporate level. Bank loans and borrowings of the Group, which are primarily obtained from the Hong Kong office of international banks with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. In order to contain its borrowing costs, the Group will consider making use of interest rate swap instruments, when appropriate, to lock in short to medium term interest rates for a portion of the Group's floating rate borrowings.

As at 30th June, 2003, the outstanding bank borrowings amounted to approximately HK$600 million (2002: HK$1,564 million). Further, the amounts due to fellow subsidiaries of the Group amounted to HK$199 million (2002: HK$159 million). During the financial year under review, the interest expenses incurred amounted to approximately HK$33 million (2002: HK$66 million). With an aim to fix the Group's Hong Kong Dollar borrowings at the current low interest rate level, the Group has entered into Hong Kong Dollars interest rate swap agreements in respect of a major portion of such borrowings during the period under review.

Financing facilities arranged by the Group were mainly denominated in Hong Kong Dollars. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the financial year under review to fund its toll road projects in Mainland China. As a whole, the core operations of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement in the financial year under review.

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a portion of project financing facilities that was extended to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

Future Plans for Material Investments or Capital Assets

As at 30th June, 2003, capital commitment of the Group amounted to HK$15 million (2002: HK$16 million). These were mainly made up of contracted commitment of the Group for acquisitions of property, plant and equipment, and for property development and renovation expenditure. As at the end of the financial year under review, other commitments of the Group, which were related to future minimum lease payments in connection with leasing of retail shop premises on a long term basis by the department store operation of the Group, amounted to approximately HK$349 million (2002: HK$466 million).

Contingent Liabilities

In support of the banking facilities extended to the Group's treasury subsidiaries and certain specific operating subsidiaries, the Company has given guarantees to commercial banks. As at the end of the financial year under review, the Company's contingent liabilities relating to the utilised amount of such banking facilities totally amounted to HK$314 million (2002: HK$1,242 million).

Employees

As at 30th June, 2003, the number of employees of the Group was approximately 1,400. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$215 million for the year ended 30th June, 2003. The total employees' costs for the previous financial year amounted to HK$220.8 million.


Turnover and Pre-Tax Profit
HK$ Million
2,500
2,000
1,500
1,000
500
0
99 00 01 02 03
Financial Year
Turnover
Pre-Tax Profit


Dividends and Earnings per share
HK$
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
99 00 01 02 03
Financial Year
Earnings per share
Dividends per share


Shareholders' Fund
HK$ Billion
25
20
15
10
5
0
17.7
18.3
19.2
19.9
19.6
99 00 01 02 03
Financial Year







Listed Associate

Hong Kong Ferry (Holdings)

HONG KONG FERRY (HOLDINGS)

31.33% — owned by the Group.

The company ran a passenger ferry operation in Hong Kong for 80 years until 1999 when the ferry franchise expired.

The company still operates a repair shipyard and travel agency specialising in local tours.

Currently, the company has submitted plans to re-develop a former staff quarter site for sale after completion.

THE METRO HARBOUR VIEW DEVELOPMENT PROJECT

This is a large-scale residential-cum-commercial project jointly developed from an old repair shipyard site by Hong Kong Ferry (Holdings) and the Group in two phases.

Situates in close proximity to the Prince Edward Station and Olympic Station of the MTR, as well as the terminal of the Western Railway.

Comprises 10 residential towers with 3,500 residential units built on a commercial podium, measuring approximately 1.95 million sq. ft. in total G.F.A..

Phase I of this project was completed in December, 2002 and the occupation permit for Phase II has also been obtained in August, 2003.

The Directors have pleasure in submitting to shareholders their annual report together with the audited financial statements for the year ended 30th June, 2003.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

An analysis of the Group's revenue and segment result by business segment and geographical segment is set out in note 5 to the financial statements on pages 53 to 57.

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30th June, 2003 are set out on pages 77 to 81.

Financial Statements

The profit of the Group for the year ended 30th June, 2003 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 41 to 89.

Dividends

An interim dividend of HK$0.11 per share was paid on 23rd April, 2003. The Directors have recommended the payment of a final dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 1st December, 2003.

Property, Plant and Equipment

Particulars of the movements in property, plant and equipment during the year are set out in note 16 to the financial statements on pages 62 and 63.

Bank Loans, Overdrafts and Other Borrowings

Particulars of bank loans, overdrafts and other borrowings of the Company and the Group as at 30th June, 2003 are set out in note 26 to the financial statements on page 67.

Reserves

Particulars of the movements in reserves during the year are set out in note 29 to the financial statements on pages 69 and 70.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on page 37.

Investment Properties

Particulars of investment properties of the Group are set out on pages 7 and 8.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance and Paragraph 24 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 10 to the financial statements on page 59.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

EXECUTIVE DIRECTORS:

Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Tat Man
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
Lau Chi Keung
Donald Cheung Ping Keung
Augustine Wong Ho Ming
Suen Kwok Lam
Sit Pak Wing

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Woo Po Shing)

Messrs. Colin Lam Ko Yin, Leung Hay Man, Ho Wing Fun, Lau Chi Keung, Donald Cheung Ping Keung and Augustine Wong Ho Ming retire by rotation at the forthcoming annual general meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Biographical Details of Directors

EXECUTIVE DIRECTORS

Dr. Lee Shau Kee, *D.B.A.(Hon.), D.S.Sc.(Hon.), LL.D.(Hon.),* aged 74, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1975 and has been engaged in property development in Hong Kong for more than 45 years. He is also the founder and the chairman and managing director of Henderson Land Development Company Limited ("Henderson Land"), the chairman of The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited and Henderson Cyber Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Henderson China Holdings Limited, Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. Dr. Lee is a director of Henderson Development Limited, Henderson Land, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. Dr. Lee is the brother of Mr. Lee Tat Man, the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit, aged 40, National Committee Member of Political Consultative Conference, the People's Republic of China, has been an Executive Director and Vice Chairman of the Company since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the business of Henderson Land Group in the People's Republic of China since 1985. Mr. Lee is also the chairman and president of Henderson China Holdings Limited, the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Land Development Company Limited ("Henderson Land"), an executive director of Henderson Cyber Limited as well as a director of

The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development and Henderson Land have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin, *B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.*, aged 52, has been an Executive Director of the Company since 1988 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 30 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Land Development Company Limited ("Henderson Land"), an executive director of Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Mr. Lam is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land, Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE Tat Man, aged 66, has been an Executive Director of the Company since 1972. He has been engaged in property development in Hong Kong for more than 25 years and is also a director of Henderson Land Development Company Limited ("Henderson Land"). Mr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land and Kingslee S.A. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Dr. Lee Shau Kee.

LEE King Yue, aged 77, has been an Executive Director of the Company since 1972. He joined Henderson Development Limited, the ultimate holding company of the Company on its incorporation in 1973 and has been engaged with the Chairman in property development for over 45 years. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land") and Henderson China Holdings Limited. Mr. Lee is a director of Henderson Land, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LAU Yum Chuen, Eddie, aged 57, has been an Executive Director of the Company since 1988. He has over 30 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LI Ning, *B.Sc., M.B.A.*, aged 46, has been an Executive Director of the Company since 1990. He holds a B.Sc. degree from Babson College and a M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son-in-law of Dr. Lee Shau Kee and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

LEE Ka Shing, aged 32, a Committee Member of the 9th Guangxi Zhuangzu Zizhiqu Committee of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993. He was educated in Canada. He is also an executive director of Henderson Development Limited ("Henderson Development"), Henderson Land Development Company Limited ("Henderson Land"), Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development, Henderson Land, Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

KWOK Ping Ho, Patrick, *B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.*, aged 51, has been an Executive Director since 1988. He holds a B.Sc. (Engineering) degree as well as a M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land") and Henderson China Holdings Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

HO Wing Fun, aged 70, has been an Executive Director of the Company since 1995. He joined Henderson Development Limited in 1975 and has over 45 years' experience in operational management of property investment and development, specializing in accounting, auditing and taxation. Mr. Ho is also an executive director of Henderson Land Development Company Limited ("Henderson Land") and Henderson China Holdings Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LAU Chi Keung, *J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb.*, aged 54, has been an Executive Director of the Company since 1995. He joined Henderson Land Group in 1981. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors. He is also an Authorised Person (List III) under the Buildings Ordinance and has over 31 years' experience in property development. Mr. Lau is appointed as Justice of the Peace by the Government of the Hong Kong Special Administrative Region in 2001.

CHEUNG Ping Keung, Donald, *B.A., F.R.I.C.S., A.A.C.I., F.H.K.I.S., M.H.I.R.E.A., R.P.S.*, aged 48, has been an Executive Director of the Company since 1997. He joined Henderson Land Group in 1992. He holds a B.A. (Honours) degree from the University of London and is a Chartered Valuation Surveyor and an Accredited Canadian Appraiser. He has over 25 years' experience in property development, professional general practice surveying and real estate agency in Hong Kong, China and Canada.

WONG Ho Ming, Augustine, *M.Sc., F.H.K.I.S., M.R.I.C.S., M.C.I.Arb., R.P.S. (G.P.)*, aged 42, has been an Executive Director of the Company since 1997. He joined Henderson Land Group in 1996. He is a registered professional surveyor and has over 19 years' experience in property appraisal, dealing and development.

SUEN Kwok Lam, *H.I.R.E.A.*, aged 56, has been an Executive Director of the Company since July 1999. He joined Henderson Land Group in 1997. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land"). He is the President of Hong Kong Association of Property Management Companies, a Council Member of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 30 years' experience in property management. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

SIT Pak Wing, *A.C.I.S., F.H.I.R.E.A.* aged 55, has been an Executive Director of the Company since May 2001. He joined Henderson Land Group in 1991. He is a Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 25 years' experience in marketing development, leasing and property management.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Sir Po-shing WOO, *Hon. LL.D., F.C.I.Arb., F.I.Mgt., F.Inst.D., F.H.K.M.A.*, aged 74, has been a Director of the Company since 1972. He is a solicitor and a Consultant of Woo, Kwan, Lee & Lo, Solicitors & Notaries. He is also a director of Henderson Land Development Company Limited ("Henderson Land") and Sun Hung Kai Properties Limited. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Land and Henderson Development Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

YUEN Pak Yiu, Philip, aged 67, has been a Director of the Company since 1981. He is a solicitor of The Supreme Court of England and Wales and of Hong Kong and a partner of the firm of Yung, Yu, Yuen & Co. He has over 35 years' experience in legal practice both in Hong Kong and the PRC. Mr. Yuen is also a director of Henderson China Holdings Limited.

LEUNG Hay Man, *F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.*, aged 69, has been a Director of the Company since 1977. He is a Chartered Surveyor. He is also a director of Henderson Land Development Company Limited ("Henderson Land"), Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

WOO Ka Biu, Jackson, *MA(Oxon)*, aged 41, has been the Alternate Director to Sir Po-shing Woo, Director of the Company, since July 2000. Mr. Woo is also an Independent Non-Executive Director of Henderson Cyber Limited. He is a director of N M Rothschild & Sons (Hong Kong) Limited ("Rothschild"). He holds a MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo and is now a consultant of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 30th June, 2003, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares *(unless otherwise specified)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson	Lee Shau Kee	1	34,779,936		2,075,859,007		2,110,638,943	74.92
Investment	Lee Ka Kit	1				2,075,859,007	2,075,859,007	73.68
Limited	Lee Ka Shing	1				2,075,859,007	2,075,859,007	73.68
	Li Ning	1		2,075,859,007			2,075,859,007	73.68
	Lee Tat Man		6,666				6,666	0.00
	Lee King Yue	2	959,028	42,711			1,001,739	0.04
	Ho Wing Fun		1,100				1,100	0.00
Henderson Land	Lee Shau Kee	3			1,122,938,300		1,122,938,300	65.21
Development	Lee Ka Kit	3				1,122,938,300	1,122,938,300	65.21
Company	Lee Ka Shing	3				1,122,938,300	1,122,938,300	65.21
Limited	Li Ning	3		1,122,938,300			1,122,938,300	65.21
	Lee Tat Man		748,000				748,000	0.04
	Lee King Yue	4	26,400	16,500	19,800		62,700	0.00
	Ho Wing Fun		100				100	0.00
	Lau Chi Keung		2,200				2,200	0.00
	Woo Ka Biu, Jackson	5		2,000			2,000	0.00
Henderson	Lee Shau Kee	6			325,133,977		325,133,977	65.45
China	Lee Ka Kit	6				325,133,977	325,133,977	65.45
Holdings	Lee Ka Shing	6				325,133,977	325,133,977	65.45
Limited	Li Ning	6		325,133,977			325,133,977	65.45
	Woo Ka Biu, Jackson		544,802				544,802	0.11

Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson	Lee Shau Kee	7	173,898		4,244,996,094		4,245,169,992	84.90
Cyber Limited	Lee Ka Kit	7				4,244,996,094	4,244,996,094	84.90
	Lee Ka Shing	7				4,244,996,094	4,244,996,094	84.90
	Li Ning	7		4,244,996,094			4,244,996,094	84.90
	Lee Tat Man		33				33	0.00
	Lam Ko Yin, Colin		55				55	0.00
	Lee King Yue	8	4,795	588			5,383	0.00
	Ho Wing Fun		5				5	0.00
The Hong Kong	Lee Shau Kee	9	3,226,174		2,157,017,776		2,160,243,950	38.28
and China Gas	Lee Ka Kit	9				2,157,017,776	2,157,017,776	38.22
Company Limited	Lee Ka Shing	9				2,157,017,776	2,157,017,776	38.22
	Li Ning	9		2,157,017,776			2,157,017,776	38.22
Hong Kong	Lee Shau Kee	10	7,799,220		111,636,090		119,435,310	33.52
Ferry (Holdings)	Lee Ka Kit	10				111,636,090	111,636,090	31.33
Company	Lee Ka Shing	10				111,636,090	111,636,090	31.33
Limited	Li Ning	10		111,636,090			111,636,090	31.33
	Lam Ko Yin, Colin		150,000				150,000	0.04
	Leung Hay Man		2,250				2,250	0.00
Miramar Hotel	Lee Shau Kee	11			252,169,250		252,169,250	43.69
and Investment	Lee Ka Kit	11				252,169,250	252,169,250	43.69
Company,	Lee Ka Shing	11				252,169,250	252,169,250	43.69
Limited	Li Ning	11		252,169,250			252,169,250	43.69
	Woo Po Shing	12	2,705,000		2,455,000		5,160,000	0.89

iCare

iCare, a subsidiary of Henderson Cyber, has opened its retail stores, namely "iCare Hotspot", in Causeway Bay, Quarry Bay, Tsuen Wan, Tsim Sha Tsui and Tseung Kwan O to promote its brand identity in Hong Kong.



Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	13			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	14			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	15	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	13				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	14				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	15				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	13				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	14				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	15				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	13		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	14		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	15		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00
Angelfield Investment Limited	Lam Ko Yin, Colin	16			1		1	50.00
China Investment Group Limited	Woo Ka Biu, Jackson	17			16,000		16,000	5.33

Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Drinkwater Investment Limited	Leung Hay Man	18			5,000		5,000	4.49
	Woo Po Shing	19			3,250		3,250	2.92
Henfield Properties Limited	Lee Ka Kit	20			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	21			100		100	100.00
	Lee Ka Kit	21				100	100	100.00
	Lee Ka Shing	21				100	100	100.00
	Li Ning	21		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	22			3,240		3,240	80.00
	Lee Ka Kit	22				3,240	3,240	80.00
	Lee Ka Shing	22				3,240	3,240	80.00
	Li Ning	22		3,240			3,240	80.00
Pochette Investment Limited	Leung Hay Man	23			40		40	2.00
Shellson International Limited	Lee Ka Kit	24			25	75	100	100.00

Hollywood Plaza

This office-cum-retail shop building is 33.33% owned by the Group. The investment property is located at Mongkok, Kowloon and has a total G.F.A. of approx. 294,000 sq.ft.



Share Option Schemes

At an extraordinary general meeting held on 4th December, 2000, the shareholders of the Company approved the Pre-IPO Share Option Plan ("Henderson Cyber Option Plan") and the Share Option Scheme ("Henderson Cyber Share Option Scheme") (collectively referred to as the "Henderson Cyber Schemes") of Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company. A summary of the Henderson Cyber Schemes is as below:

(1) PURPOSE

The purpose of the Henderson Cyber Option Plan is to recognise the contribution of the participants of the Henderson Cyber Option Plan to the growth of the Henderson Cyber Group and/or to the listing of shares of Henderson Cyber ("Henderson Cyber Shares") on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

The purpose of the Henderson Cyber Share Option Scheme is to assist in the recruitment and retention of high calibre executives and employees by providing them with incentives of share options.

(2) PARTICIPANTS

Options to subscribe for 32,000,000 Henderson Cyber Shares under the Henderson Cyber Option Plan were granted on 28th June, 2000, immediately prior to the listing of the Henderson Cyber Shares on GEM on 14th July, 2000 ("IPO Date").

Henderson Cyber may grant options to subscribe for Henderson Cyber Shares under the Henderson Cyber Share Option Scheme to any executive directors and full time employees of the Henderson Cyber Group.

(3) MAXIMUM NUMBER OF HENDERSON CYBER SHARES AVAILABLE FOR SUBSCRIPTION

Pursuant to the Henderson Cyber Option Plan, options to subscribe for the maximum number of 32,000,000 Henderson Cyber Shares were granted of which options to subscribe for 4,350,000 Henderson Cyber Shares had lapsed. No further options may be granted under the Henderson Cyber Option Plan after the IPO Date.

The maximum number of Henderson Cyber Shares in respect of which options may be granted under the Henderson Cyber Share Option Scheme and any other share option schemes of Henderson Cyber in issue shall not exceed 30 per cent. of the total number of Henderson Cyber Shares in issue from time to time (excluding (i) any Henderson Cyber Shares issued pursuant to the Henderson Cyber Share Option Scheme and any other share option schemes of Henderson Cyber; and (ii) any pro rata entitlements to further Henderson Cyber Shares issued in respect of those Henderson Cyber Shares mentioned in (i)).

(4) MAXIMUM ENTITLEMENT OF EACH PARTICIPANT

Pursuant to the Henderson Cyber Schemes, no participant may be granted an option which, if exercised in full, would result in such person's maximum entitlement exceeding 25 per cent. of the aggregate number of Henderson Cyber Shares for the time being issued and issuable under the Henderson Cyber Schemes.

(5) MINIMUM AND MAXIMUM PERIODS FOR THE EXERCISE OF OPTIONS

Pursuant to the Henderson Cyber Schemes, an option may be exercised in accordance with the terms of the respective Henderson Cyber Schemes at any time during such period or periods to be notified by the Board of Directors of Henderson Cyber to each grantee provided that the period within which the option may be exercised shall be not less than 3 years and not more than 10 years from the date on which an offer of the grant of the option is accepted.

(6) PAYMENT ON ACCEPTANCE OF OPTION

Pursuant to the Henderson Cyber Schemes, HK$1.00 is payable to Henderson Cyber by the grantee on acceptance of the grant of an option within 28 days from the date of offer of the grant of the option ("Offer Date").

(7) BASIS OF DETERMINING THE SUBSCRIPTION PRICE

The subscription price per Henderson Cyber Share under the Henderson Cyber Option Plan is HK$1.25, being the price per Henderson Cyber Share at which the Henderson Cyber Shares were offered for subscription by the public at the initial public offering of the Henderson Cyber Shares.

The subscription price per Henderson Cyber Share under the Henderson Cyber Share Option Scheme is determined by the Board of Directors of Henderson Cyber and shall be the highest of:

(i) the closing price per Henderson Cyber Share as stated in the daily quotation sheets issued by the Stock Exchange on the Offer Date, which must be a business day;

(ii) the average closing price of the Henderson Cyber Share as stated in the daily quotation sheets issued by the Stock Exchange for the five business days immediately preceding the Offer Date; and

(iii) the nominal value per Henderson Cyber Share.

(8) REMAINING LIFE OF THE HENDERSON CYBER SCHEMES

No further options shall be granted under the Henderson Cyber Option Plan after the IPO Date. Henderson Cyber Shares granted under the Henderson Cyber Option Plan prior to the IPO Date can be exercised not later than four years from the IPO Date.

The Henderson Cyber Share Option Scheme shall be valid and effective for a period of 10 years commencing on 28th June, 2000, after which no further options will be granted.



Citistores

The Group operates 6 Citistores that are respectively located in Tseung Kwan O, Tsuen Wan, Tuen Mun, Yuen Long, Ma On Shan and Tsimshatsui. Shown in the pictures are the external views of the Citistores located at Tsimshatsui and Citimall in Yuen Long, N.T.

Arrangements to Purchase Shares or Debentures

(I) OPTIONS TO SUBSCRIBE FOR SHARES IN HENDERSON CYBER LIMITED

As at 30th June, 2003, the following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, which were granted on 28th June, 2000 under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

Name of Director	Number of share options at 1st July, 2002	Number of share options granted during the year	Number of share options lapsed during the year	Number of share options outstanding at 30th June, 2003
Lee Shau Kee	2,400,000	—	—	2,400,000
Colin Lam Ko Yin	1,200,000	—	—	1,200,000
Lee Ka Kit	1,200,000	—	—	1,200,000
Lee Ka Shing	1,200,000	—	—	1,200,000
Patrick Kwok Ping Ho	600,000	—	—	600,000
Li Ning	400,000 (Note 25)	—	—	400,000
Ho Wing Fun	400,000	—	—	400,000
Lau Chi Keung	400,000	—	—	400,000
Augustine Wong Ho Ming	400,000	—	—	400,000
Suen Kwok Lam	400,000	—	—	400,000
Sit Pak Wing	400,000	—	—	400,000
Donald Cheung Ping Keung	200,000	—	—	200,000

Particulars of outstanding share options of employees of Henderson Cyber under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2003
28/06/2000	1,250,000	—	—	1,850,000 *

Particulars of outstanding share options of all other participants under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2003
28/06/2000	17,300,000	—	100,000	16,600,000 *

* This adjusted figure is due to the re-grouping of 600,000 share options from "Other Participants" to "Employees".

Subject to the terms and conditions of the Henderson Cyber Option Plan, each of the above Directors, employees and other participants will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

Particulars of outstanding share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme") are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2003
04/10/2000	100,000	—	—	100,000

Subject to the terms and conditions of the Henderson Cyber Share Option Scheme, the employee of Henderson Cyber will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000.

As at 30th June, 2003, share options for a total of 27,650,000 shares in Henderson Cyber under the Henderson Cyber Option Plan and 100,000 shares in Henderson Cyber under the Henderson Cyber Share Option Scheme remained outstanding, representing in aggregate approximately 0.6 per cent. of the existing issued share capital of Henderson Cyber. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Henderson Cyber Option Plan		
Directors	12	9,200,000
Employees	4	1,850,000
Other participants	38	16,600,000
	54	27,650,000
Henderson Cyber Share Option Scheme		
Employee	1	100,000

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the year ended 30th June, 2003.



Silver Fortune Plaza (Commercial Podium Portion)
50% owned by the Group and comprises six levels of commercial podium, this investment property is located amid the busy downtown area in Central. Attributable G.F.A. is approx. 14,500 sq.ft.

(II) OPTIONS TO SUBSCRIBE FOR SHARES IN HENDERSON CHINA HOLDINGS LIMITED

As at 30th June, 2003, the following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited, an associated corporation of the Company:

Name of Director	Number of share options	Exercisable Period
Colin Lam Ko Yin	1,500,000	21/08/2001 – 20/08/2004
Lee Ka Kit	1,500,000	02/11/2001 – 01/11/2004

The above Directors will be entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods.

Except for the above, at no time during the year was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 30th June, 2003, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	2,075,859,007	73.68
Riddick (Cayman) Limited (Note 1)	2,075,859,007	73.68
Hopkins (Cayman) Limited (Note 1)	2,075,859,007	73.68
Henderson Development Limited (Note 1)	2,070,243,859	73.48
Henderson Land Development Company Limited (Note 1)	2,070,243,859	73.48
Kingslee S.A. (Note 1)	2,070,243,859	73.48
Banshing Investment Limited	802,854,200	28.50
Markshing Investment Limited	602,168,418	21.37
Covite Investment Limited	363,328,900	12.90
Person other than Substantial Shareholders:		
Gainwise Investment Limited	217,250,000	7.71

Notes:

1 Of these 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 65.19% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2 These 42,711 shares were owned by the wife of Mr. Lee King Yue.

3 Of these shares, (i) 570,743,800 shares were owned by HD; (ii) 7,092,000 shares and 870,100 shares were respectively owned by Sandra Investment Limited and Mightygarden Limited, both of which were wholly-owned subsidiaries of HD; (iii) 222,045,300 shares, 145,090,000 shares, 61,302,000 shares, 55,000,000 shares and 55,000,000 shares were respectively owned by Believegood Limited, Cameron Enterprise Inc., Prosglass Investment Limited, Fancy Eye Limited and Spreadral Limited, all of which were wholly-owned subsidiaries of Glorious Asia S.A. which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 36.72% held by Henderson Investment Limited ("HI"). HI was 73.48% held by HL which in turn was 65.19% held by HD; and (v) 192,500 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HD and Fu Sang as set out in Notes 1 and 9 and HL by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

4 These 16,500 shares were owned by the wife of Mr. Lee King Yue and 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

5 These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

6 Of these shares, 175,000,000 shares, 75,233,977 shares and 74,900,000 shares were respectively owned by Primeford Investment Limited, Timsland Limited and Quantum Overseas Limited, all of which were wholly-owned subsidiaries of Brightland Enterprises Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 2 and Henderson China Holdings Limited ("HC") by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

7 Of these 4,244,996,094 shares, (i) 902,700,000 shares were owned by Technology Capitalization Limited, a wholly-owned subsidiary of Towngas Investment Company Limited which in turn was 100% held by China Gas; 3,333,213,616 shares were owned by Felix Technology Limited, a wholly-owned subsidiary of Best Selection Investments Limited which in turn was 100% held by HI; (iii) 4,014,271 shares, 1,816,644 shares, 1,714,027 shares, 1,086,250 shares and 423,211 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (iv) 28,075 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HI, HL and Fu Sang as set out in Notes 1, 2 and 9 and Henderson Cyber Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

8 These 588 shares were owned by the wife of Mr. Lee King Yue.

9 Of these 2,157,017,776 shares, (i) 1,159,024,597 shares, 484,225,002 shares and 429,321,946 shares were respectively owned by Disralei Investment Limited, Medley Investment Limited and Macrostar Investment Limited, all of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 3,966,472 shares were owned by

Mightygarden Limited, a wholly-owned subsidiary of HD; and (iii) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

10 Of these 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

11 Of these shares, 100,612,750 shares, 79,121,500 shares and 72,435,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which are wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Miramar Hotel and Investment Company, Limited ("Miramar") by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

12 These 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

13 These shares were held by Hopkins as trustee of the Unit Trust.

14 These shares were held by Hopkins as trustee of the Unit Trust.

15 These 15,000,000 shares were owned by Fu Sang.

16 The 1 share was held by Flourish Land Company Limited which was 99% owned by Mr. Lam Ko Yin, Colin.

17 These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

18 These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

19 These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

20 Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

21 Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

22 Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

23 These shares were held by Golovanov Investment Limited which was wholly-owned by Mr. Leung Hay Man.

24 Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

25 The number of share options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning.

Interests in Contracts and Connected Transactions

During the year under review, your Group has entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"):

(1) (i) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of the Company, with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-bank Offer Rate ("HIBOR") quoted by banks. As at 30th June, 2003, an amount of approximately HK$199 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

(ii) Henderson Finance Company Limited, a wholly-owned subsidiary of Henderson Development Limited made advances from time to time to Henderson Investment Finance Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2003, there was no outstanding balance due by Henderson Investment Finance Limited to Henderson Finance Company Limited.

(iii) The management agreements and the construction agreements for the management and development of the Group's properties previously entered into between the Company and certain subsidiaries of Henderson Land Development Company Limited still subsisted at the financial year end.

Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the above transactions and contracts as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's holding company, Henderson Land Development Company Limited and the Company's ultimate holding company, Henderson Development Limited. Mr. Li Ning was taken to be interested in the above transactions and contracts as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's holding company, Henderson Land Development Company Limited.

(2) During the year, the Group made advances to Lucky Country Development Limited in which Mr. William Cheng Kai Man has a 50 per cent. interest. The remaining 50 per cent. interest is held by the Group. Dr. Lee Shau Kee, the Chairman of the Company, is the father-in-law of Mr. William Cheng Kai Man. Both the Group and Mr. William Cheng Kai Man made advances in proportion to their equity interests in the company. All advances to the company are unsecured, repayable on demand and with interest on normal commercial terms.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.



Fanling Centre

Located at Fanling, New Territories and 23.04% owned by the Group, this retail shop plaza has a total G.F.A. of approx. 152,000 sq.ft.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the Listing Rules, the interests of directors of the Company in businesses which might compete with the Group during the year ended 30th June, 2003 and as at 30th June, 2003 were as follows:

Dr. Lee Shau Kee, the Chairman of the Company, and Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning, directors of the Company, have deemed interests and/or held directorships in companies engaged in the businesses of property investment and development in Hong Kong. As those companies which might have competing businesses with the Group were involved in the investment and development of properties of different types and/or in different locations, the Group has been operating independently of, and at arm's length from, the businesses of those companies.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Major Customers and Suppliers

For the financial year ended 30th June, 2003:

(1) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent. of the Group's total purchases.

(2) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 per cent. of the Group's total turnover.

Management Discussion and Analysis

A management discussion and analysis of the Group's annual results is shown on pages 12 to 15.

Retirement Benefits Scheme

Details of the retirement benefits schemes participated by the Group's employees are shown in note 37 to the financial statements on page 74.

Audit Committee

The Audit Committee was established in December 1998. The members of the Audit Committee are Mr. Leung Hay Man (Chairman) and Mr. Philip Yuen Pak Yiu, both of whom are Independent Non-executive Directors. The Audit Committee Members have reviewed the *interim and annual reports* of the Group for the financial year under review and Audit Committee meetings were held twice during the financial year.

Auditors

A resolution for the re-appointment of Deloitte Touche Tohmatsu as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

Code of Best Practice

The Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the financial year ended 30th June, 2003 except that Non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association.

On behalf of the Board

Lee Shau Kee
Chairman

Hong Kong, 2nd October, 2003

Megastrength Security Service Company Limited

Wholly-owned by the Group, this company has been in operation for eight years. It is licensed to perform Type I (Guarding Services) and Type III (Security Consultancy Work) security services recognized by the Hong Kong Security and Guarding Services Industry Authority.
Megastrength also becomes the first security company in Hong Kong that has got ISO 9001 Quality Management System, ISO 14001 Environmental Management System, OHSAS 18001 Occupational Health & Safety Management System under BSI recognition in January 2003.


MSS
Security Guard

	1999 HK$M	2000 HK$M	2001 HK$M	2002 HK$M	**2003** **HK$M**
Balance Sheet					
Fixed assets	5,602	5,738	6,751	6,453	**6,119**
Investments and long-term receivables	15,289	14,237	14,431	14,705	**13,940**
Properties held for development	19	20	20	17	**11**
Net current assets (liabilities)	(1,566)	492	953	904	**897**
	19,344	20,487	22,155	22,079	**20,967**
Share capital	563	563	563	563	**563**
Share premium and reserves	17,105	17,721	18,686	19,319	**19,077**
Shareholders' fund	17,668	18,284	19,249	19,882	**19,640**
Minority interests	111	141	978	905	**887**
Long-term liabilities	1,565	2,062	1,928	1,292	**440**
	19,344	20,487	22,155	22,079	**20,967**
Income statement					
Turnover	813	817	1,051	1,188	**1,181**
Profit before minority interests	1,109	1,609	1,989	1,782	**1,670**
Minority interests	2	1	11	2	**44**
Profit for the year	1,107	1,608	1,978	1,780	**1,626**

Per Share Basis	HK$	HK$	HK$	HK$	HK$
Earnings per share	0.39	0.57	0.70	0.63	**0.58**
Dividends per share	0.22	0.23	0.23	0.22	**0.22**
Net asset value per share (at book value)	6.27	6.49	6.83	7.06	**6.97**

Percentages					
Equity to capital employed	91.57%	90.51%	87.76%	90.70%	**94.57%**
Return on capital employed	8.39%	9.80%	10.76%	9.57%	**9.42%**



CHINA
Sheung Shui
Fanling
10
④
Tai Po
Yuen Long
NEW TERRITORIES
6
Shatin
9
8
Tsuen Wan
7
Tuen Mun
KOWLOON
Lai King
Tsing Yi
Kowloon Tong
5
Hong Kong International Airport
③
2
1
Mong Kok
Hunghom
3
4
3
Tung Chung
Discovery Bay
2
1
2
1
Quarry Bay
①
②
Central
2
Mui Wo
1
LANTAU ISLAND
HONG KONG ISLAND
Chai Wan


Investment Properties
1. Eva Court 36 MacDonnell Road
2. Silver Fortune Plaza Lower Ground Floor, Upper Ground Floor and First to Fourth Floors, 1 Wellington Street
3. Hollywood Plaza 610 Nathan Road
4. Kowloon Building 555 Nathan Road
5. Well Tech Centre First to Fifteenth Floors and Twentieth to Twenty-Ninth Floors 9 Pat Tat Street
6. Shatin Centre 2-16 Wang Pok Street
7. City Landmark II 145-165 Castle Peak Road
8. The Trend Plaza Tuen Mun Heung Sze Wui Road
9. Block C Hang Wai Industrial Centre Pui To Road/Kin On Street/Kin Wing Street/Kin Tai Street
10. Fanling Centre 33 San Wan Road
Hotel Investment and Operation
1. Newton Hotel Hong Kong North Point
2. Newton Hotel Kowloon Prince Edward
The Hong Kong and China Gas Company Limited*
1. International Finance Centre 1 Harbour View Street/8 Finance Street
2. Sai Wan Ho Ferry Concourse Inland Lot No. 8955
3. Gas Plant Ma Tau Kok Kowloon
4. Gas Plant Tai Po New Territories
Miramar Hotel and Investment Company, Limited*
1. Miramar Tower and Miramar Shopping Centre Tsimshatsui Kowloon
2. Hotel Miramar Tsimshatsui Kowloon
3. 6 Knutsford Terrace Tsimshatsui Kowloon
Hong Kong Ferry (Holdings) Company Limited*
1. Metro Harbour View 8 Fuk Lee Street, Kowloon
2. Kingsford Industrial Centre Cho Yuen Street, Yau Tong
*Listed Associated Companies
Ma On Shan
Sai Kung
Tseung Kwan O
Legend
Urban Area
New Town Area
Existing Lines
MTR
Airport Express
Kowloon-Canton Railway
Light Transit Railway
Cross Harbour Tunnels
Route 3
Under Construction
KCR Ma On Shan Rail
KCR Tsimshatsui Extension
West Rail (Phase I)

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE MEMBERS OF HENDERSON INVESTMENT LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 41 to 89 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 2nd October, 2003

for the year ended 30th June, 2003

	Notes	2003 HK$'000	2002 HK$'000
Turnover	4	**1,181,245**	1,188,322
Direct operating costs		**(585,625)**	(599,921)
		595,620	588,401
Other operating income	6	**98,454**	92,139
Gain on disposal of investments in securities		**12,815**	2,285
Unrealised holding gain (loss) on investments in securities		**63,104**	(52,504)
Impairment in value of investments in securities recognised		**—**	(11,002)
Impairment loss on property, plant and equipment recognised		**(14,318)**	(60,260)
Impairment loss on properties held for development recognised		**(6,404)**	—
Allowance for completed properties for sale		**(46,302)**	—
Selling and distribution costs		**(59,475)**	(77,412)
Administrative expenses		**(177,035)**	(175,500)
Other operating expenses		**—**	(122)
Profit from operations	7	**466,459**	306,025
Finance costs	8	**(33,240)**	(65,559)
Loss on disposal of interests in subsidiaries		**—**	(4,417)
Share of results of associates		**1,539,060**	1,580,147
Gain on disposal of interests in associates		**1,734**	134,455
Impairment in value of associates written back	9	**—**	120,000
Amortisation of goodwill		**(50,555)**	(38,000)
Profit before taxation		**1,923,458**	2,032,651
Taxation	12	**(253,528)**	(250,132)
Profit before minority interests		**1,669,930**	1,782,519
Minority interests		**(44,173)**	(2,361)
Net profit for the year		**1,625,757**	1,780,158
Dividends	13	**619,812**	619,812
Earnings per share	14	**HK$0.58**	HK$0.63

	Notes	The Group 2003 HK$'000	The Group 2002 HK$'000 (Restated)	The Company 2003 HK$'000	The Company 2002 HK$'000
NON-CURRENT ASSETS					
Investment properties	15	**3,948,186**	4,215,740	—	—
Property, plant and equipment	16	**2,170,911**	2,237,604	—	—
Properties held for development	17	**10,649**	17,053	—	—
Investments in subsidiaries	18	—	—	**2,107,070**	2,263,258
Interests in associates	19	**13,222,062**	13,787,202	**164,226**	167,183
Investments in securities	20	**706,368**	904,940	**30**	30
Instalments receivable		**6,537**	7,224	**5,493**	5,774
Amounts due from investee companies	21	**4,725**	5,670	—	—
		20,069,438	21,175,433	**2,276,819**	2,436,245
CURRENT ASSETS					
Inventories	22	**25,789**	27,406	—	—
Investments in securities	20	**211,269**	216,700	—	—
Completed properties for sale	23	**233,964**	281,588	—	1,295
Debtors, deposits and prepayments	24	**255,727**	467,593	**11,599**	261,805
Instalments receivable		**748**	1,428	**279**	256
Amounts due from subsidiaries		—	—	**10,840,707**	10,519,951
Amounts due from associates	41	**126,909**	126,560	**36,272**	33,775
Amounts due from investee companies	21	**1,613**	630	—	—
Pledged bank deposits	35	**20,205**	20,205	—	—
Bank balances and cash	35	**794,358**	647,396	**270**	214
		1,670,582	1,789,506	**10,889,127**	10,817,296
CURRENT LIABILITIES					
Creditors and accrued expenses	25	**260,617**	288,407	**3,984**	3,609
Amounts due to subsidiaries		—	—	**1,434,130**	1,474,801
Amounts due to associates	41	**234**	26,097	—	25,857
Amount due to an investee company	41	**4,143**	360	—	360
Taxation		**147,954**	139,812	—	—
Borrowings	26	**360,243**	430,772	—	—
Obligations under finance leases	27	**47**	417	—	—
		773,238	885,865	**1,438,114**	1,504,627
NET CURRENT ASSETS		**897,344**	903,641	**9,451,013**	9,312,669
		20,966,782	22,079,074	**11,727,832**	11,748,914

Consolidated Balance Sheets (cont'd)

at 30th June, 2003

	Notes	The Group 2003 HK$'000	The Group 2002 HK$'000 (Restated)	The Company 2003 HK$'000	The Company 2002 HK$'000
CAPITAL AND RESERVES					
Share capital	28	**563,466**	563,466	**563,466**	563,466
Reserves	29	**19,076,605**	19,318,584	**11,164,366**	11,185,448
		19,640,071	19,882,050	**11,727,832**	11,748,914
MINORITY INTERESTS	30	**887,248**	905,106	**—**	—
NON-CURRENT LIABILITIES					
Borrowings	26	**240,049**	1,132,402	**—**	—
Obligations under finance leases	27	**—**	47	**—**	—
Amount due to a fellow subsidiary	41	**199,414**	159,469	**—**	—
		439,463	1,291,918	**—**	—
		20,966,782	22,079,074	**11,727,832**	11,748,914

The financial statements on pages 41 to 89 were approved and authorised for issue by the Board of Directors on 2nd October, 2003 and are signed on its behalf by:

Lee Shau Kee)
Director
Lee Tat Man)

	2003 HK$'000	2002 HK$'000
Total equity at beginning of the year		
As previously reported	**19,959,037**	19,249,654
Prior period adjustment (Note 2)	**(76,987)**	(76,987)
As restated	**19,882,050**	19,172,667
Revaluation decrease on investment properties	**(1,205,137)**	(22,621)
Revaluation decrease on other properties	**—**	(94,000)
Net losses not recognised in the consolidated income statement	**(1,205,137)**	(116,621)
Net profit for the year	**1,625,757**	1,780,158
Dividend paid	**(619,812)**	(647,985)
Realisation of investment property revaluation reserve on disposal of investment properties	**(3,315)**	(443)
Realisation of other property revaluation reserve	**(39,472)**	(23,436)
Realisation of investment property revaluation reserve on disposal of associates	**—**	(282,290)
Total equity at end of the year	**19,640,071**	19,882,050

for the year ended 30th June, 2003

	2003 HK$'000	2002 HK$'000
OPERATING ACTIVITIES		
Profit from operations	**466,459**	306,025
Adjustments for:		
Dividends from investments in securities	**(56,806)**	(35,131)
Depreciation and amortisation	**73,538**	83,149
Interest income	**(28,701)**	(24,269)
Gain on disposal of investments in securities	**(12,815)**	(2,285)
Unrealised holding (gain) loss on investments in securities	**(63,104)**	52,504
Impairment in value of investments in securities recognised	**—**	11,002
Impairment loss on property, plant and equipment recognised	**14,318**	60,260
Impairment loss on properties held for development recognised	**6,404**	—
Allowance for completed properties for sale	**46,302**	—
Allowances for doubtful debts	**4,511**	178
Loss on disposal of property, plant and equipment	**1,269**	7,154
Operating cash flows before movements in working capital	**451,375**	458,587
Decrease in instalments receivable	**1,999**	3,353
Decrease in inventories	**1,617**	8,621
Decrease in completed properties for sale	**1,322**	901
(Increase) decrease in debtors, deposits and prepayments	**(19,317)**	841
(Decrease) increase in creditors and accrued expenses	**(16,154)**	6,347
Cash generated from operations	**420,842**	478,650
Income taxes paid	**(38,494)**	(35,840)
Interest paid	**(45,152)**	(53,179)
Interest on finance leases paid	**(70)**	(226)
NET CASH GENERATED FROM OPERATING ACTIVITIES	**337,126**	389,405

for the year ended 30th June, 2003

	Note	2003 HK$'000	2002 HK$'000
INVESTING ACTIVITIES			
Dividends received from associates and investments in securities		**924,402**	918,459
Proceeds from disposal of associates		**263,027**	44,254
Purchase of property, plant and equipment		**(25,079)**	(37,389)
Proceeds from disposal of property, plant and equipment		**2,647**	556
Payments to acquire investments in securities		**(68,330)**	(406,955)
Proceeds from disposal of investments in securities		**128,080**	41,283
Payments to acquire additional interest in associates		**(7,572)**	(130,650)
Repayment from (advance to) investee companies		**3,745**	(5,940)
Proceeds from disposal of a subsidiary (net of cash and cash equivalents disposed)	31	**—**	13,293
Decrease in pledged bank deposits		**—**	3,865
Proceeds from redemption of held-to-maturity securities		**177,840**	—
Interest received		**39,170**	19,592
NET CASH GENERATED FROM INVESTING ACTIVITIES		**1,437,930**	460,368
FINANCING			
Dividends paid to shareholders		**(619,466)**	(648,001)
Dividends paid to minority shareholders		**(31,622)**	(28,879)
Advance from (repayment to) a fellow subsidiary		**39,945**	(61,564)
Repayment to minority shareholders		**(27,440)**	(46,728)
Repayment to associates		**(26,212)**	(56,595)
Repayment of obligations under finance leases		**(417)**	(1,010)
New bank and other loans raised		**53,153**	600,000
Repayment of bank and other loans		**(1,010,692)**	(1,016,879)
NET CASH USED IN FINANCING		**(1,622,751)**	(1,259,656)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**152,305**	(409,883)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		**605,066**	1,014,949
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		**757,371**	605,066
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		**794,358**	647,396
Bank overdrafts		**(36,987)**	(42,330)
		757,371	605,066

for the year ended 30th June, 2003

1 GENERAL

The Company is a public limited liability company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited. Its ultimate holding company is Henderson Development Limited, a private limited liability company incorporated in Hong Kong.

The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operations and information technology development.

2 ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity and the changes of the following accounting policies:

(a) Foreign currencies

The revisions to SSAP 11 "Foreign currency translation" have eliminated the choice of translating the income statements of overseas operations and subsidiaries at the closing rate for the year, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has had no material effect on the results for the current or prior accounting periods.

(b) Cash flow statements

Under SSAP 15 (Revised) "Cash flow statements", cash flows are classified under three headings — operating, investing and financing, rather than the previous five headings. Interest and dividends, which are previously presented under a separate heading, are classified as operating cash flows for interest paid and interest on finance lease paid, investing cash flows for interest received and dividend received and as financing cash flows for dividend paid. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. Cash flows of overseas operations and subsidiaries have been re-translated at the rates prevailing at the dates of the cash flows rather than the rate of exchange ruling on the balance sheet date. The presentation in the prior year's cash flow statement has been changed in order to achieve a consistent presentation.

(c) Employee benefits

SSAP 34 "Employee benefits" introduces measurement rules for employee benefits, including retirement benefit plans. The principal effect of the implementation of SSAP 34 is in connection with the recognition of costs and liabilities for the defined benefit retirement benefit plans by certain associates of the Group. The adoption of SSAP 34 has resulted in a decrease in the Group's share of post-acquisition reserves of its associates of HK$76,987,000 at 1st July, 2001 and 1st July, 2002.

The change in policy has resulted in a decrease in the net profit for the year ended 30th June, 2003 of HK$6,903,000 (2002: Nil).

3 SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

3 SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

(b) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill arising on acquisitions on or after 1st July, 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the interests in associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented as a separate intangible asset.

Goodwill arising on acquisitions prior to 1st July, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as the goodwill is determined to be impaired.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

(c) Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions on or after 1st July, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

Negative goodwill arising on the acquisition of an associate or a jointly controlled entity is deducted from the carrying value of that associate or jointly controlled entity. Negative goodwill arising on the acquisition of subsidiaries is presented as a deduction from intangible assets.

(d) Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

(e) Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year based on their financial statements made up to 30th June each year or to a date which is not more than six months before the Group's balance sheet date. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium paid/less any discount on acquisition in so far as it has not already been amortised/released to income, less any identified impairment loss.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

(f) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any identified impairment losses. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

3 SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

(g) Jointly controlled assets

Where a group company undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of jointly controlled assets, together with its share of joint venture expenses are recognised when it is probable that the economic benefits associated with the transaction will flow to/ from the Group.

(h) Revenue recognition

(i) Income from the sale of completed properties is recognised upon the execution of a binding sale agreement. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received, if any.

(ii) The fixed portion of rental income under operating leases is recognised on a straight-line basis over the respective lease term. Contingent rent, which is determined based on a factor other than just the passage of time, is recognised when the Group's entitlement to receive payment has been established in accordance with the terms of the agreements.

(iii) Sale of goods from the retail business are recognised when goods are delivered and title of goods passes to the purchaser.

(iv) Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

(v) Investment income and dividend income from investments are recognised when the Group's rights to receive payment have been established.

(vi) Income from hotels and restaurants and management services are recognised when the relevant services are provided.

(vii) Income from security guard services/consultancy service and commission income are recognised when services are provided.

(viii) Toll fee income is recognised on a cash receipt basis.

(ix) Income from customer use of data centre services is recognised on a straight-line basis over the terms of the respective leases.

(x) Revenue from the provision of network services is recognised at the time when the services are rendered.

(i) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value which is assessed annually by professional valuers of the Group and at least once every three years by independent professional valuers. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve, unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

3 SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

(j) Hotel properties

Hotel properties are stated at their open market value which is assessed annually by qualified valuers of the Group and at least once every three years by independent professional qualified valuers. Any surplus or deficit arising on the revaluation of hotel properties is credited or charged to the other property revaluation reserve on individual basis. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On the disposal of a hotel property, the balance on the revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on hotel properties held on leases of more than 20 years. Due to the fact that the hotels are maintained in a continuous state of proper repairs and improvements thereto from time to time, the directors consider that given the estimated lives of the hotel properties, any depreciation would be insignificant due to their high residual value.

(k) Properties held for development

Properties held for development are stated at the cost of acquisition to the Group together with any attributable expenses less any identified impairment losses, where appropriate.

(l) Completed properties for sale

Completed properties for sale are stated at the lower of cost and net realisable value. Cost includes interest, finance charges, professional fees and other direct costs attributable to such properties until they reach a marketable state. Net realisable value is calculated as the estimated selling price less all costs to completion and costs to be incurred in marketing and selling.

(m) Property, plant and equipment

Property, plant and equipment, other than hotel properties and construction in progress, are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment, other than hotel properties, toll highway operation rights, bridges and construction in progress, over their estimated useful lives, using the straight-line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the shorter of the term of the lease or 50 years
Others	10% to 33%

Amortisation of toll highway operation rights and depreciation of bridges are provided for on the basis of a sinking fund calculation whereby annual amortisation and depreciation amounts compounded at 6% per annum will equal the costs of the relevant toll highway operation rights and bridges at the expiry of the relevant operating periods.

No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(n) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that other accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other accounting standard.

3 SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

(o) Inventories

Inventories, which represent retail, catering stocks and trading goods, are stated at the lower of cost and net realisable value. Costs, which comprises all costs of purchase, is calculated on the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs necessary to make the sale.

(p) Instalments receivable

Instalments receivable represent the principal amounts of proceeds from sale of flats contracted to be received by instalments. The gross amounts repaid by customers include principal and interest calculated at contracted rates on the remaining balance outstanding. The principal amounts receivable within twelve months from the balance sheet date have been included in current assets.

(q) Leases

A finance lease is a lease that transfers to the lessee substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Finance leases are recognised as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased assets at the inception of the leases or, if lower, at the present value of the minimum lease payments. Leased assets are subject to depreciation the same as other owned depreciable assets unless there is no reasonable certainty that the Group will obtain ownership by the end of the lease term whereby the assets are then depreciated over the shorter of the lease term or their estimated useful lives.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

An operating lease is a lease other than a finance lease. Payments under an operating lease are recognised as an expense in the income statement on a straight-line basis over the lease term after deducting incentive benefits which are recognised as part of the net consideration agreed for the use of the leased asset, irrespective of their nature or form or the timing of payments.

(r) Development costs

Research and development costs, including website/portal development costs, are charged to the income statement as incurred, except insofar as those product development costs that relate to a clearly defined project and the future benefits therefrom are reasonably assured. Such development costs are then deferred and written off over the life of the project from the date of commencement of commercial operation.

(s) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(t) Retirement benefit costs

Payments to defined contribution retirement schemes and mandatory provident fund schemes are charged as an expense as they fall due.

(u) Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the year in which the operation is disposed of.

3 SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

(v) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

4 TURNOVER

	The Group	
	2003	2002
	HK$'000	HK$'000
Hotel operation	**71,828**	84,696
Information technology services income	**83,725**	67,437
Rental income	**562,500**	539,976
Sale of goods	**117,924**	116,791
Sale of properties	**643**	2,967
Security guard services	**72,896**	73,373
Toll fee income	**215,704**	220,992
Commission income	**—**	25,421
Others	**56,025**	56,669
	1,181,245	1,188,322

5 BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing — property rental

Hotel operation — hotel operations and management

Department store — department store operations and management

Infrastructure — infrastructure project investment

Others — sale of properties, provision of cleaning and security guard services and provision of information technology services

Segment information about these businesses is presented below:

2003

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	562,500	71,828	117,924	215,704	213,289	—	1,181,245
Other operating income	3,973	750	1,381	440	63,209	—	69,753
External income	566,473	72,578	119,305	216,144	276,498	—	1,250,998
Inter-segment income	53,228	1,800	—	—	5,474	(60,502)	—
Total income	619,701	74,378	119,305	216,144	281,972	(60,502)	1,250,998

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	314,230	(8,730)	39	138,738	14,620	(7)	458,890
Interest income							28,701
Gain on disposal of investments in securities	—	—	—	—	12,815	—	12,815
Unrealised holding gain on investments in securities	—	—	—	—	63,104	—	63,104
Impairment loss on property, plant and equipment recognised	—	—	—	—	(14,318)	—	(14,318)
Impairment loss on properties held for development recognised	—	—	—	—	(6,404)	—	(6,404)
Allowance for completed properties for sale	—	—	—	—	(46,302)	—	(46,302)
Unallocated corporate expenses							(30,027)
Profit from operations							466,459
Finance costs							(33,240)
Share of results of associates							1,539,060
Gain on disposal of interests in associates							1,734
Amortisation of goodwill							(50,555)
Profit before taxation							1,923,458
Taxation							(253,528)
Profit before minority interests							1,669,930
Minority interests							(44,173)
Net profit for the year							1,625,757

5 BUSINESS AND GEOGRAPHICAL SEGMENTS *(cont'd)*

Business segments *(cont'd)*

2003

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Consolidated HK$'000
BALANCE SHEET						
Assets						
Segment assets	4,186,677	740,461	53,310	1,294,424	1,171,775	7,446,647
Investments in associates						13,222,062
Amounts due from associates						126,909
Unallocated corporate assets						944,402
Consolidated total assets						21,740,020
Liabilities						
Segment liabilities	93,513	4,140	89,901	18,237	46,934	252,725
Unallocated corporate liabilities						959,976
Consolidated total liabilities						1,212,701
OTHER INFORMATION						
Capital additions	—	94	8,981	454	15,550	25,079
Depreciation and amortisation	—	(888)	(12,851)	(38,194)	(21,605)	(73,538)

5 BUSINESS AND GEOGRAPHICAL SEGMENTS *(cont'd)*

Business segments *(cont'd)*

2002

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	539,976	84,696	142,212	220,992	200,446	—	1,188,322
Other operating income	4,199	735	1,661	532	60,743	—	67,870
External income	544,175	85,431	143,873	221,524	261,189	—	1,256,192
Inter-segment income	62,509	1,740	—	—	4,524	(68,773)	—
Total income	606,684	87,171	143,873	221,524	265,713	(68,773)	1,256,192

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	338,897	(10,590)	2,022	145,334	(45,352)	397	430,708
Interest income							24,269
Gain on disposal of investments in securities	—	—	—	—	2,285	—	2,285
Unrealised holding loss on investments in securities	—	—	—	—	(52,504)	—	(52,504)
Impairment loss on property, plant and equipment recognised	—	—	—	—	(60,260)	—	(60,260)
Impairment in value of investments in securities recognised	—	—	—	—	(11,002)	—	(11,002)
Unallocated corporate expenses							(27,471)
Profit from operations							306,025
Finance costs							(65,559)
Loss on disposal of interests in subsidiaries							(4,417)
Share of results of associates							1,580,147
Gain on disposal of interests in associates							134,455
Impairment in value of associates written back							120,000
Amortisation of goodwill							(38,000)
Profit before taxation							2,032,651
Taxation							(250,132)
Profit before minority interests							1,782,519
Minority interests							(2,361)
Net profit for the year							1,780,158

5 BUSINESS AND GEOGRAPHICAL SEGMENTS *(cont'd)*

Business segments *(cont'd)*

2002

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Consolidated HK$'000 (Restated)
BALANCE SHEET						
Assets						
Segment assets	4,495,993	742,656	58,333	1,331,154	1,374,155	8,002,291
Investments in associates						13,787,202
Amounts due from associates						126,560
Unallocated corporate assets						1,048,886
Consolidated total assets						22,964,939
Liabilities						
Segment liabilities	85,600	6,061	112,281	21,971	42,220	268,133
Unallocated corporate liabilities						1,909,650
Consolidated total liabilities						2,177,783
OTHER INFORMATION						
Capital additions	—	227	17,198	5,623	14,341	37,389
Depreciation and amortisation	—	(894)	(11,644)	(36,234)	(34,377)	(83,149)

5 BUSINESS AND GEOGRAPHICAL SEGMENTS *(cont'd)*

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/ services:

2003

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	**952,352**	**228,893**	**1,181,245**
Other operating income	**67,401**	**2,352**	**69,753**
External income	**1,019,753**	**231,245**	**1,250,998**

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Carrying amount of segment assets	**20,295,694**	**1,444,326**	**21,740,020**
Additions to property, plant and equipment	**24,347**	**732**	**25,079**

2002

	Hong Kong HK$'000 (Restated)	PRC HK$'000	Consolidated HK$'000 (Restated)
Turnover	961,110	227,212	1,188,322
Other operating income	60,570	7,300	67,870
External income	1,021,680	234,512	1,256,192

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Hong Kong HK$'000 (Restated)	PRC HK$'000	Consolidated HK$'000 (Restated)
Carrying amount of segment assets	21,581,900	1,383,039	22,964,939
Additions to property, plant and equipment	31,700	5,689	37,389

Segmental information for the principal associates of the Group are shown on pages 83 to 89.

6 OTHER OPERATING INCOME

	The Group	
	2003	2002
	HK$'000	HK$'000
Compensation for early termination of tenancy agreements	**43**	187
Interest income	**28,701**	24,269
Dividend income from listed investments	**53,840**	28,048
Dividend income from unlisted investments	**2,966**	7,083
Sponsorship fee	**1,388**	1,584
Sundry income	**11,516**	30,968
	98,454	92,139

7 PROFIT FROM OPERATIONS

	The Group	
	2003	2002
	HK$'000	HK$'000
Profit from operations has been arrived at after charging:		
Allowances for doubtful debts	**4,511**	178
Auditors' remuneration	**3,323**	2,969
Cost of inventories recognised as an expense	**122,627**	128,346
Cost of properties recognised as an expense	**46,634**	2,145
Depreciation and amortisation		
Owned assets	**73,085**	82,450
Assets held under finance leases	**453**	699
Development costs	**41**	17
Loss on disposal of property, plant and equipment	**1,269**	7,154
Minimum leases payments under operating lease in respect of		
Rented premises	**90,095**	85,289
Telecommunications network facilities	**8,731**	12,236
Staff costs including directors emoluments	**215,274**	221,313
and after crediting:		
Rental from investment properties net of outgoings of HK$119,898,000 (2002: HK$111,209,000) (Note a)	**210,105**	230,627
Other rental income less outgoings (Notes a and b)	**67,925**	60,393

Notes:

(a) Including contingent rental income of HK$89,257,000 from investment properties and other properties (2002: HK$66,777,000).

(b) Including rental income of HK$1,619,000 (2002: HK$1,894,000) from jointly controlled assets less expenses of HK$573,000 (2002: HK$583,000).

8 FINANCE COSTS

	The Group	
	2003	2002
	HK$'000	HK$'000
Interest on:		
Bank loans and overdrafts wholly repayable within five years	**18,143**	57,006
Bank loans and overdrafts wholly repayable after five years	**11,442**	—
Finance leases	**70**	226
Other borrowings	**3,585**	8,327
	33,240	65,559

9 IMPAIRMENT IN VALUE OF ASSOCIATES WRITTEN BACK

The amount represented reversal of an impairment loss recognised in respect of an investment in one of the Group's associates in prior years. This followed a review of the carrying amount of the said investment on 30th June, 2002.

10 DIRECTORS' EMOLUMENTS

	The Group	
	2003	2002
	HK$'000	HK$'000
Directors' fees	**360**	360
Other emoluments	**180**	180
Total emoluments	**540**	540

Except for directors' fees of HK$60,000 (2002: HK$60,000) and other emoluments of HK$100,000 (2002: HK$100,000), no emoluments were paid to the independent non-executive directors during the two years ended 30th June, 2003.

The aggregate emoluments of each of the directors during the relevant periods were within the emolument band of Nil to HK$1,000,000.

There was no arrangement under which a director had waived or agreed to waive any emoluments during the year.

Certain of the directors received remuneration from the Company's intermediate holding company for services provided to the Group headed by the intermediate holding company of which the Company is a member.

No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to the Company's intermediate holding company and each of that company's subsidiaries.

11 EMPLOYEES' EMOLUMENTS

The emoluments of the five highest paid individuals in the Group, none of whom is a director, are as follows:

	The Group	
	2003	2002
	HK$'000	HK$'000
Basic salaries, allowances and benefits in kind	**5,593**	5,958
Contributions to retirement benefit schemes	**158**	157
Bonus	**215**	535
	5,966	6,650

Their emoluments are within the following bands:

	Number of employees	
	2003	2002
Bands		
Nil — HK$1,000,000	**2**	1
HK$1,000,001 — HK$1,500,000	**2**	2
HK$1,500,001 — HK$2,000,000	**1**	2
	5	5

12 TAXATION

	The Group	
	2003	2002
	HK$'000	HK$'000
The charge comprises:		
Profit for the year		
Hong Kong	**34,616**	30,156
PRC	**12,072**	9,040
	46,688	39,196
(Over)underprovision in prior years		
Hong Kong	**(52)**	2,893
	46,636	42,089
Share of tax on results of associates	**206,892**	208,043
	253,528	250,132

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign jurisdiction during the year.

Details of the unprovided deferred tax are set out in note 33.

13 DIVIDENDS

	2003 HK$'000	2002 HK$'000
Interim paid, 11 cents (2002: 11 cents) per share	**309,906**	309,906
Final proposed, 11 cents (2002: 11 cents) per share	**309,906**	309,906
	619,812	619,812

14 EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit for the year of HK$1,625,757,000 (2002: HK$1,780,158,000) and on 2,817,327,395 (2002: 2,817,327,395) ordinary shares in issue during the year. Diluted earnings per share is not shown as there were no dilutive potential shares in existence during the two years ended 30th June, 2003.

15 INVESTMENT PROPERTIES

	The Group HK$'000
At 1st July, 2002	4,215,740
Revaluation decrease	(267,554)
At 30th June, 2003	3,948,186

Representing:

	The Group	
	2003 HK$'000	2002 HK$'000
Long-term leasehold properties situated in Hong Kong	**967,023**	1,030,325
Medium-term leasehold properties situated in Hong Kong	**2,981,163**	3,185,415
	3,948,186	4,215,740

Investment properties were revalued on 30th June, 2003 on an open market value basis by Messrs. DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers. The deficit arising on revaluation of investment properties attributable to the Group has been debited to the investment property revaluation reserve.

All the investment properties of the Group are rented out under operating leases.

Investment properties in Hong Kong with a total carrying value of HK$356,586,000 (2002: HK$399,440,000) were co-owned with certain fellow subsidiaries as tenants in common. The carrying values represent the Group's proportionate share in the valuation of the relevant properties.

16 PROPERTY, PLANT AND EQUIPMENT

	Hotel properties HK$'000	Other land and buildings HK$'000	Toll highway operation rights HK$'000	Bridges HK$'000	Construction in progress HK$'000	Leasehold improvements, equipment, furniture, fixtures and motor vehicles HK$'000	Total HK$'000
THE GROUP							
COST OR VALUATION							
At 1st July, 2002	736,000	54,808	789,529	655,617	974	394,443	2,631,371
Additions	—	—	—	136	56	24,887	25,079
Disposals	—	(1)	—	—	—	(28,251)	(28,252)
Reclassification	—	—	—	—	(1,018)	1,018	—
At 30th June, 2003	736,000	54,807	789,529	655,753	12	392,097	2,628,198
Comprising:							
At cost	—	54,807	789,529	655,753	12	392,097	1,892,198
At valuation – 30th June, 2003	736,000	—	—	—	—	—	736,000
	736,000	54,807	789,529	655,753	12	392,097	2,628,198
DEPRECIATION, AMORTISATION AND IMPAIRMENT							
At 1st July, 2002	—	7,717	66,287	65,800	—	253,963	393,767
Provided for the year	—	1,249	21,239	14,250	—	36,800	73,538
Eliminated on disposals	—	—	—	—	—	(24,336)	(24,336)
Impairment loss (Note)	—	—	—	—	—	14,318	14,318
At 30th June, 2003	—	8,966	87,526	80,050	—	280,745	457,287
NET BOOK VALUES							
At 30th June, 2003	736,000	45,841	702,003	575,703	12	111,352	2,170,911
At 30th June, 2002	736,000	47,091	723,242	589,817	974	140,480	2,237,604

16 PROPERTY, PLANT AND EQUIPMENT *(cont'd)*

	Hotel properties		Other land and buildings		Toll highway operation rights		Bridges		Construction in progress	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Long-term leasehold properties situated in										
— Hong Kong	**216,000**	216,000	**1**	1	**—**	—	**—**	—	**—**	—
— PRC	**—**	—	**915**	959	**—**	—	**—**	—	**—**	—
Medium-term leasehold properties situated in										
— Hong Kong	**520,000**	520,000	**42,059**	43,077	**—**	—	**—**	—	**—**	—
— PRC	**—**	—	**2,866**	3,054	**702,003**	723,242	**575,703**	589,817	**12**	974
	736,000	736,000	**45,841**	47,091	**702,003**	723,242	**575,703**	589,817	**12**	974

Hotel properties were revalued on 30th June, 2003 on an open market value basis by Messrs. DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers.

The net book value of motor vehicles and equipment include an amount of HK$634,000 (2002: HK$1,087,000) in respect of assets held under finance leases.

The Group's toll highway operation rights are pledged as securities for certain bank loans.

Note:

During the year, the operating environment of the information technology services was difficult and the operation of the retailing business in PRC has been down-sized. Based on the Group's assessment of the recoverable amount of the related assets, the carrying amount of the data centre and network equipment and facilities, and certain leasehold improvement were written down by HK$3,857,000 (2002: HK$60,260,000) and HK$10,461,000 (2002: Nil), respectively.

	Furniture and equipment HK$'000
THE COMPANY	
COST	
At 1st July, 2002 and 30th June, 2003	21
DEPRECIATION	
At 1st July, 2002 and 30th June, 2003	21
NET BOOK VALUES	
At 30th June, 2003 and 30th June, 2002	—

17 PROPERTIES HELD FOR DEVELOPMENT

THE GROUP

Included in properties held for development is net interest capitalised of HK$618,000 (2002: HK$618,000).

18 INVESTMENTS IN SUBSIDIARIES

	The Company	
	2003	2002
	HK$'000	HK$'000
Unlisted shares, at cost	**2,107,070**	2,263,258

Details of the principal subsidiaries are shown on pages 77 to 81.

19 INTERESTS IN ASSOCIATES

	The Group		The Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000 (Restated)	HK$'000	HK$'000
Unlisted				
Shares, at cost	—	—	**164,226**	167,183
Share of net assets	**401,706**	466,329	—	—
	401,706	466,329	**164,226**	167,183
Listed in Hong Kong				
Share of net assets	**11,892,923**	12,460,631	—	—
Goodwill on acquisition of associates	**1,190,913**	1,073,167	—	—
Amortisation	**(104,555)**	(45,000)	—	—
	1,086,358	1,028,167	—	—
Negative goodwill on acquisition of associates	**(174,925)**	(174,925)	—	—
Release to income statement	**16,000**	7,000	—	—
	(158,925)	(167,925)	—	—
	12,820,356	13,320,873	—	—
	13,222,062	13,787,202	**164,226**	167,183
Market value of listed investments	**22,578,027**	23,688,952	—	—

The goodwill (negative goodwill) is amortised (released) to the consolidated income statement on a straight-line basis over 20 years.

Details of the principal associates are shown on page 82.

20 INVESTMENTS IN SECURITIES

	Held-to-maturity securities		Investment securities		Other investments		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
THE GROUP								
Equity securities								
Listed in Hong Kong	**—**	—	**—**	545,674	**640,070**	121,314	**640,070**	666,988
Unlisted	**—**	—	**51,558**	50,058	**41,218**	40,563	**92,776**	90,621
	—	—	**51,558**	595,732	**681,288**	161,877	**732,846**	757,609
Debt securities								
Listed outside Hong Kong	**11,699**	83,123	**—**	—	**—**	—	**11,699**	83,123
Unlisted	**173,092**	280,908	**—**	—	**—**	—	**173,092**	280,908
	184,791	364,031	**—**	—	**—**	—	**184,791**	364,031
Market value of listed securities	**11,443**	84,267	**—**	486,140	**640,070**	121,314	**651,513**	691,721
Carrying amount analysed for reporting purposes as:								
Current	**130,389**	216,700	**—**	—	**80,880**	—	**211,269**	216,700
Non-current	**54,402**	147,331	**51,558**	595,732	**600,408**	161,877	**706,368**	904,940
	184,791	364,031	**51,558**	595,732	**681,288**	161,877	**917,637**	1,121,640

	Other investments	
	2003	2002
	HK$'000	HK$'000
THE COMPANY		
Equity securities		
Unlisted	**30**	30
Carrying amount analysed for reporting purposes as:		
Non-current	**30**	30

21 AMOUNTS DUE FROM INVESTEE COMPANIES

	The Group	
	2003	2002
	HK$'000	HK$'000
The amounts are repayable as follows:		
Within one year	**1,613**	630
After one year	**4,725**	5,670
	6,338	6,300
Less: Amounts due within one year shown under current assets	**(1,613)**	(630)
	4,725	5,670

The amounts are unsecured. Included above is an amount of HK$6,300,000 (2002: HK$6,300,000), which bears interest at 10% (2002: 10%) per annum, repayable by instalments and the last instalment is repayable in October 2006. The remaining balances are interest-free and with no fixed repayment terms.

22 INVENTORIES

THE GROUP

Inventories of HK$1,323,000 (2002: HK$1,131,000) are carried at net realisable value.

23 COMPLETED PROPERTIES FOR SALE

THE GROUP

Completed properties for sale with a total carrying value of HK$29,536,000 (2002: HK$30,686,000) were co-owned with certain fellow subsidiaries as tenants in common and the carrying value represents the Group's proportionate share in the total cost of the relevant properties.

Completed properties for sale of HK$187,154,000 (2002: HK$86,501,000) are carried at net realisable value.

24 DEBTORS, DEPOSITS AND PREPAYMENTS

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchases pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by tenants. In respect of retailing, most of transaction are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) of the Group is as follows:

	The Group	
	2003	2002
	HK$'000	HK$'000
Under 1 month overdue	**57,410**	29,284
1 to 3 months overdue	**23,983**	31,868
More than 3 months overdue but less than 6 months overdue	**6,206**	5,110
Over 6 months overdue	**3,879**	7,451
	91,478	73,713
Prepayments, deposits and other receivable	**164,249**	393,880
	255,727	467,593

25 CREDITORS AND ACCRUED EXPENSES

The aged analysis of trade payables of the Group included in creditors and accrued expenses by due date is as follows:

	The Group	
	2003	2002
	HK$'000	HK$'000
Due within 1 month or on demand	**110,620**	140,526
Due after 1 month but within 3 months	**42,139**	44,240
Due after 3 months but within 6 months	**4,155**	4,053
Due after 6 months	**5,757**	4,186
	162,671	193,005
Rental deposits and other payable	**97,946**	95,402
Total creditors and accrued expenses	**260,617**	288,407

26 BORROWINGS

	The Group	
	2003	2002
	HK$'000	HK$'000
Bank loans	**536,985**	1,494,524
Other loans	**26,320**	26,320
Bank overdrafts	**36,987**	42,330
	600,292	1,563,174
Secured	**259,485**	294,614
Unsecured	**340,807**	1,268,560
	600,292	1,563,174

The borrowings bear interest at prevailing market rates and are repayable as follows:

	2003	2002
	HK$'000	HK$'000
Within one year	**360,243**	430,772
Between one to two years	**65,485**	996,257
Between two to five years	**109,289**	70,870
After five years	**65,275**	65,275
	600,292	1,563,174
Less: Amounts due within one year and included in current liabilities	**(360,243)**	(430,772)
Amounts due after one year	**240,049**	1,132,402

27 OBLIGATIONS UNDER FINANCE LEASES

At the balance sheet date, the total minimum lease payments and the present value of the obligations under financial leases for each of the following periods are:

	The Group			
	Total outstanding minimum lease payments		Present value	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	HK$'000	HK$'000
Not later than one year	**51**	487	**47**	417
Later than one year and not later than five years	**—**	51	**—**	47
	51	538	**47**	464
Less: Future finance charges	**(4)**	(74)	**—**	—
Present value of lease obligations	**47**	464	**47**	464
Amount due within one year shown under current liabilities			**(47)**	(417)
Amount shown under non-current liabilities			**—**	47

The difference between the total outstanding minimum lease payments and the present value represents the discount implicit in the leases.

The Group enters into finance leasing arrangements for certain of its motor vehicles and equipment. The average term of finance leases entered into is two years.

28 SHARE CAPITAL

	2003	2002
	HK$'000	HK$'000
Authorised:		
3,000,000,000 ordinary shares of HK$0.2 each	**600,000**	600,000
Issued and fully paid:		
2,817,327,395 (2002: 2,817,327,395) ordinary shares of HK$0.2 each	**563,466**	563,466

There was no movement in the share capital of the Company for the two years ended 30th June, 2003.

29 RESERVES

	Investment property revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE GROUP							
At 1st July, 2001							
As previously reported	2,969,661	527,432	12,909	6,158,568	338,079	8,679,539	18,686,188
Prior period adjustment (Note a)	—	—	—	—	—	(76,987)	(76,987)
As restated	2,969,661	527,432	12,909	6,158,568	338,079	8,602,552	18,609,201
Final dividend paid	—	—	—	—	(338,079)	—	(338,079)
Surplus (deficit) on revaluation							
Company and subsidiaries	(56,948)	(94,000)	—	—	—	—	(150,948)
Associates	34,327	—	—	—	—	—	34,327
Net profit for the year	—	—	—	—	—	1,780,158	1,780,158
Realisation of revaluation reserve	(443)	(23,436)	—	—	—	—	(23,879)
Realisation on disposal of associates	(282,290)	—	—	—	—	—	(282,290)
Interim dividend paid	—	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	—	309,906	(309,906)	—
At 1st July, 2002	2,664,307	409,996	12,909	6,158,568	309,906	9,762,898	19,318,584
Final dividend paid	—	—	—	—	(309,906)	—	(309,906)
Deficit on revaluation							
Company and subsidiaries	(264,585)	—	—	—	—	—	(264,585)
Associates	(940,552)	—	—	—	—	—	(940,552)
Net profit for the year	—	—	—	—	—	1,625,757	1,625,757
Realisation of revaluation reserve	(3,315)	(39,472)	—	—	—	—	(42,787)
Interim dividend paid	—	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	—	309,906	(309,906)	—
At 30th June, 2003	1,455,855	370,524	12,909	6,158,568	309,906	10,768,843	19,076,605
THE COMPANY							
At 1st July, 2001	—	—	3,461	6,158,568	338,079	4,547,755	11,047,863
Final dividend paid	—	—	—	—	(338,079)	—	(338,079)
Net profit for the year	—	—	—	—	—	785,570	785,570
Interim dividend paid	—	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	—	309,906	(309,906)	—
At 1st July, 2002	—	—	3,461	6,158,568	309,906	4,713,513	11,185,448
Final dividend paid	—	—	—	—	(309,906)	—	(309,906)
Net profit for the year	—	—	—	—	—	598,730	598,730
Interim dividend paid	—	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	—	309,906	(309,906)	—
At 30th June, 2003	—	—	3,461	6,158,568	309,906	4,692,431	11,164,366

29 RESERVES *(cont'd)*

Included in the above is the Group's share of post-acquisition reserves of its associates as follows:

	Investment property revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st July, 2001							
As previously reported	1,248,937	62,908	—	—	—	3,529,628	4,841,473
Prior period adjustment (Note a)	—	—	—	—	—	(76,987)	(76,987)
As restated	1,248,937	62,908	—	—	—	3,452,641	4,764,486
Surplus on revaluation	34,327	—	—	—	—	—	34,327
Realisation of revaluation reserve	(443)	(23,436)	—	—	—	—	(23,879)
Realisation on disposal of associates	(282,290)	—	—	—	—	28,177	(254,113)
Net profit for the year	—	—	—	—	—	490,867	490,867
At 1st July, 2002	1,000,531	39,472	—	—	—	3,971,685	5,011,688
Deficit on revaluation	(940,552)	—	—	—	—	—	(940,552)
Realisation of revaluation reserve	(3,315)	(39,472)	—	—	—	—	(42,787)
Net profit for the year	—	—	—	—	—	464,572	464,572
At 30th June, 2003	56,664	—	—	—	—	4,436,257	4,492,921

Notes:

(a) Retained profits and the Group's share of post-acquisition reserves of its associates have been restated as a result of a change in accounting policy.

(b) The Company's reserves available for distribution to shareholders at the balance sheet date are represented by its dividend reserve and retained profits amounting to HK$309,906,000 and HK$4,692,431,000 (2002: HK$309,906,000 and HK$4,713,513,000) respectively.

30 MINORITY INTERESTS

THE GROUP

Including amounts due to minority shareholders of HK$156,613,000 (2002: HK$186,782,000).

The minority shareholders have agreed that no repayment will be demanded within the next twelve months from the balance sheet date.

31 DISPOSAL OF SUBSIDIARIES

	2003 HK$'000	2002 HK$'000
Net assets disposed of:		
Property, plant and equipment	—	14,836
Property held for development	—	2,922
Inventories	—	216
Debtors, deposits and prepayments	—	444
Amount due from immediate holding company	—	151
Bank balances and cash	—	245
Creditors and accrued expenses	—	(814)
Taxation	—	(45)
Net assets	—	17,955
Loss on disposal	—	(4,417)
Total consideration	—	13,538
Satisfied by:		
Cash consideration	—	13,538
Net cash inflow arising on disposal:		
Cash consideration	—	13,538
Bank balances and cash disposed of	—	(245)
	—	13,293

The subsidiary disposed of during last year did not have any significant contribution to the Group's cash flows or operating results for last year.

32 MAJOR NON-CASH TRANSACTIONS

Part of the consideration from the disposal of associates in prior year of HK$257,903,000 remained unsettled at 30th June, 2002.

33 UNPROVIDED DEFERRED TAX

At the balance sheet date, the major components of the unprovided deferred tax assets (liabilities) are as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	HK$'000	HK$'000
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	**(37,737)**	(24,326)	—	—
Unutilised tax losses	**220,723**	197,684	**1,554**	378
Other timing differences	—	62	—	—
	182,986	173,420	**1,554**	378

The amount of the unprovided deferred tax (credit) charge for the year is analysed as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	HK$'000	HK$'000
Tax effect of timing differences because of:				
Excess (shortfall) of tax allowances over depreciation	**11,130**	(3,711)	—	—
Tax losses (arising) utilised	**(4,506)**	(6,875)	**1,176**	3,012
Other timing differences	**68**	(78)	—	—
Effect of change in tax rate	**(16,258)**	—	—	—
	(9,566)	(10,664)	**1,176**	3,012

The deferred tax asset primarily relating to taxation losses has not been recognised in the financial statements as it is uncertain that the resulting deferred tax asset will crystallise in the foreseeable future.

Deferred tax has not been provided on the revaluation surplus arising on the revaluation of investment properties and hotel properties as profit arising on the disposal of these assets would not be subject to taxation. Accordingly, the revaluation does not constitute a timing difference for tax purpose.

34 JOINTLY CONTROLLED ASSETS

Completed properties for sale include the Group's share of interest in jointly controlled assets with an aggregate book value of HK$17,998,000 (2002: HK$35,493,000). The Group's share of liabilities incurred in relation to the jointly controlled assets included in creditors and accrued expenses amounted to HK$411,000 (2002: HK$451,000).

35 PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

Of the pledged bank deposits and bank balances and cash items, a total sum being the equivalent of HK$118,519,000 (2002: HK$76,593,000) was kept in other regions of the PRC and is subject to exchange control regulations.

36 SHARE OPTION SCHEMES

Under the Pre-IPO Share Option Plan ("Option Plan") of Henderson Cyber Limited ("Henderson Cyber") a subsidiary of the Company, options to subscribe for an aggregate of 32,000,000 shares of Henderson Cyber were granted to certain directors and employees of Henderson Cyber, its holding companies, subsidiaries, fellow subsidiaries and affiliated company on 28th June, 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Option Plan, each of the grantees will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

Under the Share Option Scheme ("Share Option Scheme") of Henderson Cyber, options to subscribe for an aggregate of 150,000 shares of Henderson Cyber were granted to certain employees of the Group on 4th October, 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Share Option Scheme, each of the grantees will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and, in each case, not later than four years from 16th October, 2000.

2003

	Number of share option at 1st July, 2002	**Number of share option lapsed during the year**	**Reclassification**	**Number of share option at 30th June, 2003**
Option Plan				
Directors	**9,200,000**	**—**	**—**	**9,200,000**
Employees	**1,250,000**	**—**	**600,000**	**1,850,000**
Other participants	**17,300,000**	**(100,000)**	**(600,000)**	**16,600,000**
	27,750,000	**(100,000)**	**—**	**27,650,000**
Share Option Scheme				
Employees	**100,000**	**—**	**—**	**100,000**

2002

	Number of share option at 1st July, 2002	Number of share option lapsed during the year	Reclassification	Number of share option at 30th June, 2003
Option Plan				
Directors	9,200,000	—	—	9,200,000
Employees	1,300,000	(50,000)	—	1,250,000
Other participants	19,150,000	(1,850,000)	—	17,300,000
	29,650,000	(1,900,000)	—	27,750,000
Share Option Scheme				
Employees	100,000	—	—	100,000

37 EMPLOYEES RETIREMENT SCHEMES

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions utilised during the year was HK$192,000 (2002: HK$155,000). At 30th June, 2003, there was no remaining balance available to be utilised (2002: Nil).

No employees of the Group were eligible to join the Fund or the Scheme on or after 1st December, 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. The amount of forfeited contributions utilised during the year was HK$312,000 (2002: Nil), and there was no remaining balance available to be utilised at 30th June, 2003 (2002: HK$278,000).

The Group also participates in the state-organised pension scheme operated by the Government of the PRC for its PRC employees and contributes a certain percentage of the employees' covered payroll to fund the benefits.

The Group's retirement costs charged to the income statement for the year ended 30th June, 2003 were HK$7,968,000 (2002: HK$8,606,000).

38 CAPITAL COMMITMENTS

	The Group	
	2003	2002
	HK$'000	HK$'000
Contracted commitments for the acquisition of property, plant and equipment and for property development and renovation expenditure	**14,579**	14,579
Contracted commitments for system development costs	**907**	—
System development costs approved by the directors but not yet contracted for	—	1,447

39 CONTINGENT LIABILITIES

	The Company	
	2003	2002
	HK$'000	HK$'000
Guarantees given to banks to secure banking facilities utilised by subsidiaries	**313,789**	1,242,240

As at 30th June, 2002, there were contingent liabilities in respect of a performance bond guaranteed by a bank on behalf of a subsidiary of the Company amounting to HK$12,000,000. The performance bond was provided in accordance with the terms of the fixed telecommunication network services licence granted to the subsidiary on 16th February, 2000 and amended on 30th May, 2002.

40 OPERATING LEASE COMMITMENTS

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	The Group	
	2003	2002
	HK$'000	HK$'000
Not later than one year	**85,292**	55,154
Later than one year and not later than five years	**111,865**	154,300
Later than five years	**152,082**	256,374
	349,239	465,828

Operating lease commitments represent rentals payable by the Group for retail shopping centre, telecommunication network facilities and certain of its office premises. The leases for retail shopping centre and office premises are negotiated for terms of six months to twenty years at fixed rental. Some of leases for telecommunications network facilities are with no specific terms while the remaining leases typically run for an initial period of three months, six months or one year, with an option to renew the lease upon the expiry of the initial lease term. None of the leases for telecommunication network facilities includes contingent rentals.

The Group as lessor

At the balance sheet date, the following assets were rented out under operating leases:

	The Group	
	2003	2002
	HK$'000	HK$'000
Investment properties	**3,948,186**	4,215,740
Other land and buildings	**25,875**	18,215
Completed properties for sale	**176,340**	230,024
Properties held for development	**7,222**	12,541

These assets were leased out for periods of one to six years with an option to renew the lease and terms are subject to renegotiated upon expiry.

Contingent rental income were calculated based on the excess of certain percentages of turnover of the relevant operation that occupied the premise/property over the fixed portion of the monthly rentals.

At the balance sheet date, the future minimum lease payments under non-cancellable operating leases for each of the following periods is:

	The Group	
	2003	2002
	HK$'000	HK$'000
Not later than one year	**319,506**	333,278
Later than one year and not later than five years	**170,359**	194,379
	489,865	527,657

At the balance sheet date, the Company had no commitment under operating lease.

41 RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following significant transactions with related parties:

	Fellow subsidiaries		Associates		Investee companies	
	2003	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Accountancy fee paid	**5,859**	5,859	**—**	—	**—**	—
Agency commission paid	**17,754**	18,407	**—**	—	**—**	—
Building management fee paid	**54,065**	57,530	**—**	—	**—**	—
Cleaning services income	**10,059**	8,153	**—**	—	**—**	—
Consultancy service income	**11,014**	2,584	**2,070**	118	**—**	—
Hotel management fee income	**750**	735	**—**	—	**—**	—
Hotel management fee paid	**—**	—	**2,418**	2,927	**—**	—
Interest expenses	**1,992**	5,610	**—**	—	**—**	—
Interest income	**—**	—	**2,417**	2,436	**—**	—
Licence fee	**837**	952	**—**	—	**—**	—
Management fee income	**1,008**	1,131	**—**	—	**—**	—
Professional fee paid	**2,470**	2,538	**1,007**	756	**—**	—
Rental expenses	**75,787**	70,804	**4,802**	4,718	**—**	—
Rental income	**10,513**	5,596	**—**	—	**—**	—
Security guard service income	**47,631**	53,194	**—**	—	**—**	—
Staff cost reimbursement	**—**	211	**557**	2,460	**—**	—
At the balance sheet date						
Amounts due to						
— Interest-free	**—**	—	**234**	26,097	**4,143**	360
— Interest bearing	**199,414**	159,469	**—**	—	**—**	—
Amounts due from						
— Interest-free	**—**	—	**66,909**	66,560	**38**	—
— Interest bearing	**—**	—	**60,000**	60,000	**6,300**	6,300
	—	—	**126,909**	126,560	**6,338**	6,300
Rental deposit paid	**2,727**	2,701	**—**	—	**—**	—

Notes:

(1) Apart from the above interest-bearing advances with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-Bank Offer Rate or with interest at market rates, the other transactions were carried out at market prices or, where no market price was available, at cost plus a percentage profit mark-up.

(2) During the year, interests in certain associates were transferred to the ultimate holding company at loss of HK$3,000 (2002: at profit of HK$1,877,000).

(3) The Company's holding company performed administrative services comprising company secretarial, accounting and personnel to certain group companies at no charge as the directors consider that the costs involved were not significant.

42 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

All the principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. None of the principal subsidiaries had issued any debt securities at the end of the year.

Particulars of the principal subsidiaries are as follows:—

	Principal activities	Particulars of issued share capital		Percentage of shares held by the Company	
		Number of ordinary shares	Par value HK$	Directly	Indirectly
(A)	**PROPERTY DEVELOPMENT**				
	Alpenhon Limited	2	1	100	—
	Bottcher Investment Limited	20,000	100	100	—
	Couraud Investment Limited	200	100	100	—
	Dashtrend Investment Limited	2	1	100	—
	Desormiere Investment Limited	20,000	100	100	—
	Fournet Investment Limited	10,000	100	100	—
	Full Gain Investment Limited	2	1	100	—
	Gallund Investment Limited	20,000	100	100	—
	Gesund Investment Company Limited	2	100	100	—
	Inness Investment Limited	10,000	100	100	—
	Juliyam Limited	2	1	100	—
	Racine Investment Limited	4	100	50	25
	Saxophon Limited	3,000,000	1	100	—
	Star Flight Company Limited	2	1	100	—
	Vignette Investment Limited	2	1	100	—
(B)	**PROPERTY INVESTMENT**				
**	Bour Investment Limited	2	100	100	—
		*1,000	100	100	—
	Century Nice Development Limited	2	1	100	—
**	Dekker Investment Limited	2	1	100	—
		*2	1	100	—
**	Dillinger Investment Limited	2	1	100	—
		*2	1	100	—
	Easefine Development Limited	2	1	100	—
	Easeluck Development Limited	2	1	100	—
	Faith Limited	2	1	—	100
	Fordwise Development Limited	1,000	1	100	—
	Gain Super Development Limited	2	1	—	100
	Golden Dragon Development Company, Limited	12,200	100	100	—
**	Hung Shun Investment Company Limited	20,000	100	100	—
	Isherwood Investment Limited	2	1	100	—
	Jekyll Investment Limited	2	1	100	—
**	Mingsway Limited	2	1	—	66.67
	Quentin Investment Limited	10,000	1	100	—
	Union Fortune Development Limited	10,000	1	—	94.4
**	Vansittart Investment Limited	2	1	100	—
**	Victory City Enterprises Limited	2	1	—	66.67

at 30th June, 2003

	Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
	(C) FINANCE				
	Henderson Investment Credit Limited	2	1	—	100
	Henderson Investment Finance Limited	1,000	100	100	—
**	Henderson Investment Finance (2000) Limited	2	1	100	—
**	Henderson Investment Credit (2000) Limited	2	1	100	—
**	Hency Finance Limited	2	1	—	66.67
**	Henderson Cyber Finance Limited	2	1	—	66.67
	(D) INVESTMENT HOLDING				
	Ace Winner Development Limited	2	1	100	—
	Billion Cheer Development Limited	2	1	—	100
	Brilliant Enterprises Limited	2	1	—	100
	Capital Gold Development Limited	2	1	100	—
**	China Investment Group Limited	300,000	1,000	—	64.06
	Disralei Investment Limited	2	1	—	100
		*1,000	1	—	100
**	Felix Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
	Graf Investment Limited	2	1	—	100
		*2	100	—	100
**	Henderson Cyber Limited (Incorporated in Cayman Islands and operates in Hong Kong)	5,000,000,000	0.1	—	66.67
	Higgins Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
	Kingsview International Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
	Laidstone Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
	Macrostar Investment Limited	2	1	100	—
	Medley Investment Limited	2	1	—	100
		*2	100	—	100
	Mount Sherpa Limited	2	1	—	100
		*2	10	—	100
	Multiglade Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100

at 30th June, 2003

	Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
(D)	**INVESTMENT HOLDING** *(cont'd)*				
	Nation Team Development Limited	2	1	—	92.81
**	Newspeed Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
	Paillard Investment Limited	2	1	—	100
		*2	100	—	100
	Podar Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
	Rejoice Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
**	Senway Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	66.67
	Shiu Kien Development Company Limited	1,500	1	94.4	—
		*150,000	100	94.4	—
**	St. Helena Holdings Co. Limited (Incorporated and operates in the British Virgin Islands)	3	US$1	100	—
**	Superweb Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	66.67
	Threadwell Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
**	Topgoal Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
	Winner Glory Development Limited	2	1	100	—
	Wiselin Investment Limited	2	1	—	100

at 30th June, 2003

	Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
(E)	**DEPARTMENT STORE OPERATION**				
	Citistore Limited	2	1	—	100
(F)	**HOTEL MANAGEMENT**				
**	Gold Eagle Management Limited	2	1	100	—
**	Henderson Hotel Management Limited	2	1	100	—
(G)	**HOTEL OPERATION**				
**	Newton Hotel Hong Kong Limited	2	1	100	—
**	Newton Hotel Kowloon Limited	2	1	100	—
(H)	**CLEANING AND SECURITY GUARD SERVICE**				
**	Elegant Cleaning Services Company Limited	2	1	—	100
	Megastrength Security Services Company	10,000	1	—	100
	Limited	400 +	1	—	25
(I)	**INFRASTRUCTURE**				
	(i) Incorporated and operates in Hong Kong				
	** Benson Industries Limited	2	1	—	100

(ii) Established and operates in the People's Republic of China

		Issued/contributed registered capital	% of equity interest held by the Company Directly	Indirectly
	Sino-Foreign Equity Joint Venture Enterprise			
**	Hang Zhou Henderson Qianjiang Third Bridge Company, Limited	RMB200,000,000	—	55.69
	Sino-Foreign Co-operative Joint Venture Enterprise			
**	Maanshan Huan Tong Highway Development Limited	RMB99,450,000	—	31.39
**	Ningbo Nickwell Highway Development Company Limited	RMB88,000,000	—	24.98
**	Ningbo Raytek Highway Development Company Limited	RMB96,000,000	—	24.98
**	Ningbo Wise Link Highway Development Company Limited	RMB56,000,000	—	24.98
**	Tianjin Wanqiao Development Company Limited	RMB20,000,000	—	44.84
**	Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23,680,000	—	44.84

at 30th June, 2003

Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
(J) INFORMATION TECHNOLOGY				
** Eastar Technology Limited	35,000,000	1	—	61.47
** Future Home Limited	2	1	—	66.67
** Henderson Data Centre Limited	2	1	—	66.67
** iCare.com Limited	2	1	—	66.67
(K) MANUFACTURING				
** Citifood Company (Hong Kong) Limited	6,136,842	1	—	32.68

* Non-voting deferred shares

** Subsidiaries not audited by Deloitte Touche Tohmatsu

+ Preference shares

The above list gives the principal subsidiaries of the Group which, in the opinion of the directors, materially affect the profits and assets of the Group. A full list will be annexed to the Company's next annual return.

Particulars of the principal associates, all of which are incorporated and operate in Hong Kong, are as follows:

	Percentage of issued ordinary shares held by the Group	Principal activities
LISTED		
The Hong Kong and China Gas Company Limited	36.72	Towngas supply
Hong Kong Ferry (Holdings) Company Limited	31.33	Property development
Miramar Hotel & Investment Company, Limited	43.69	Hotel operation
UNLISTED		
Lucky Country Development Limited	50.00	Property investment
Mandy Investment Company Limited	50.00	Property development
Star Play Development Limited	33.33	Property investment

The above list gives the principal associates of the Group which, in the opinion of the directors, materially affect the profits and net assets of the Group.

for the year ended 30th June, 2003

THE HONG KONG AND CHINA GAS COMPANY LIMITED

Consolidated Income Statement

	Six months ended 30th June, 2003 HK$' Million (unaudited)	(Restated) Six months ended 30th June, 2002 HK$' Million (unaudited)	Year ended 31st December, 2002 HK$' Million (audited)
Turnover	**3,975.6**	3,673.9	6,878.0
Profit before taxation	**2,252.5**	2,031.8	3,581.0
Taxation	**(438.5)**	(330.8)	(482.3)
Profit after taxation	**1,814.0**	1,701.0	3,098.7
Minority interests	**(8.9)**	(6.0)	(11.7)
Profit attributable to shareholders	**1,805.1**	1,695.0	3,087.0
Dividends	**677.2**	682.9	1,991.8

Profit before taxation for the twelve-month period ended 30th June, 2003 is arrived at after deducting depreciation and amortisation charge of HK$428.2 million (2002: HK$437.6 million).

Consolidated Balance Sheet

	At 31st December, 2002 HK$' Million (audited)	(Restated) At 31st December, 2001 HK$' Million (audited)
Property, plant and equipment	**9,324.2**	11,862.6
Associates	**2,539.8**	2,460.2
Jointly controlled entities	**241.6**	208.7
Investment securities	**1,651.9**	1,490.2
Net current assets	**3,880.7**	2,203.9
	17,638.2	18,225.6
Share capital	**1,422.7**	1,300.9
Share premium	**3,907.8**	4,037.1
Reserves	**9,971.8**	10,665.7
Proposed dividend	**1,308.9**	1,196.9
Total shareholders' fund	**16,611.2**	17,200.6
Minority interests	**123.6**	128.7
Long-term liabilities and deferred items	**903.4**	896.3
	17,638.2	18,225.6

Note: Certain comparative figures have been restated as a result of change in accounting policy for employee benefits and income tax, details of which have been set out in the respective annual report.

No segmental analysis is presented as the principle activity of The Hong Kong and China Gas Company Limited ("China Gas") is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of China Gas's turnover and trading results.

for the year ended 30th June, 2003

HONG KONG FERRY (HOLDINGS) COMPANY LIMITED

Consolidated Income Statement

	Six months ended 30th June, 2003 HK$' Million (unaudited)	(Restated) Six months ended 30th June, 2002 HK$' Million (unaudited)	Year ended 31st December, 2002 HK$' Million (audited)
Turnover	**490.8**	494.0	1,345.0
Profit before taxation	**138.6**	140.5	357.6
Taxation	**(1.7)**	(4.8)	0.8
Profit after taxation	**136.9**	135.7	358.4
Dividends	**28.5**	28.5	99.8

Profit before taxation for the twelve-month period ended 30th June, 2003 is arrived at after deducting depreciation and amortisation charge of HK$11.5 million (2002: HK$19.9 million).

Note: Certain comparative figures have been restated as a result of change in accounting policies for income tax, details of which have been set out in the respective annual report.

Consolidated Balance Sheet

	At 31st December, 2002 HK$' Million (audited)	At 31st December, 2001 HK$' Million (audited)
Property, plant and equipment	**281.3**	356.5
Investment properties	**132.5**	150.5
Properties under development	**1,538.0**	2,071.2
Other non-current financial assets	**233.8**	48.3
Net current assets	**857.2**	288.0
Deferred taxation	**(0.8)**	(2.8)
	3,042.0	2,911.7
Share capital	**356.3**	356.3
Reserves	**2,685.7**	2,555.4
	3,042.0	2,911.7

for the year ended 30th June, 2003

HONG KONG FERRY (HOLDINGS) COMPANY LIMITED *(cont'd)*

Segmental Information

for the twelve months ended 30th June, 2003

	Total revenue HK$'000 (unaudited)	Inter-segment HK$'000 (unaudited)	Revenue from external customers HK$'000 (unaudited)
Segment revenue			
Property development and investment	1,115,044	—	1,115,044
Ferry, shipyard and related operations	126,457	(1,932)	124,525
Travel and hotel operations	100,972	(37)	100,935
Others	60,197	(45,131)	15,066
	1,402,670	(47,100)	1,355,570
Analysed by:			
Turnover			1,341,900
Other revenue			13,670
			1,355,570

	Segment results HK$'000 (unaudited)	Inter-segment transactions HK$'000 (unaudited)	Consolidated result HK$'000 (unaudited)
Segment results			
Property development and investment	438,500	—	438,500
Ferry, shipyard and related operations	(234,590)	141,100	(93,490)
Travel and hotel operations	(351)	—	(351)
Others	10,887	—	10,887
	214,446	141,100	355,546
Share of results of associates			145
Profit from ordinary activities before taxation			355,691
Taxation			3,906
Profit attributable to shareholders			359,597

HONG KONG FERRY (HOLDINGS) COMPANY LIMITED *(cont'd)*

Segmental Information *(cont'd)*

Segmental balance sheet

At 31st December

	Segmental assets		Inter-segment elimination		Total assets	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Property development and investment	**2,525,138**	2,516,413	—	—	**2,525,138**	2,516,413
Ferry, shipyard and related operations	**253,415**	478,427	—	142,916	**253,415**	335,511
Travel and hotel operations	**75,379**	76,137	—	—	**75,379**	76,137
Others	**940,607**	215,733	—	—	**940,607**	215,733
Total assets	**3,794,539**	3,286,710	—	142,916	**3,794,539**	3,143,794

	Segmental liabilities		Inter-segment elimination		Total liabilities	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Property development and investment	**700,612**	170,315	—	—	**700,612**	170,315
Ferry, shipyard and related operations	**19,563**	25,171	—	—	**19,563**	25,171
Travel and hotel operations	**24,394**	24,485	—	—	**24,394**	24,485
Others	**7,917**	12,121	—	—	**7,917**	12,121
Total liabilities	**752,486**	232,092	—	—	**752,486**	232,092

Other segmental information

	Depreciation		Impairment loss		Capital expenditure incurred	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Property development and investment	**50**	8,312	—	41,224	**129,246**	70,665
Ferry, shipyard and related operations	**12,711**	14,577	**62,127**	3,195	**162**	260
Travel and hotel operations	**397**	446	—	—	**310**	217
Others	**478**	474	—	—	**69**	29
	13,636	23,809	**62,127**	44,419	**129,787**	71,171

No geographical analysis is shown as less than 10% of Hong Kong Ferry (Holdings) Company Limited's revenue and profit from operations were derived from activities outside Hong Kong.

Extracts from Financial Statements of Principal Associates (cont'd)

for the year ended 30th June, 2003

MIRAMAR HOTEL & INVESTMENT COMPANY, LIMITED

Consolidated Income Statement

	Year ended 31st March, 2003 HK$' Million (audited)	Year ended 31st March, 2002 HK$' Million (audited)
Turnover	**1,381.0**	1,546.8
Profit from operations	**305.9**	392.7
Finance costs	**(43.3)**	(69.2)
Share of profits of associates	**0.8**	2.3
Profit from ordinary activities before taxation	**263.4**	325.8
Taxation	**(35.6)**	(69.7)
Profit from ordinary activities after taxation	**227.8**	256.1
Minority interests	**6.0**	0.8
Profit attributable to shareholders	**233.8**	256.9
Dividends	**190.5**	190.5

Operating profit for the twelve-month period ended 31st March, 2003 is arrived at after deducting depreciation and amortisation charge of HK$52.6 million (2002: HK$55.3 million).

Consolidated Balance Sheet

	At 31st March, 2003 HK$' Million (audited)	At 31st March, 2002 HK$' Million (audited)
Investment properties	**5,416.1**	6,189.4
Property, plant and equipment	**2,057.7**	2,458.1
Properties under development	**270.4**	380.4
Interests in associates	**42.5**	46.7
Non-trading securities	**17.1**	19.1
Restricted cash	**29.8**	50.4
Pledged deposits	**38.7**	38.7
Net current (liabilities) assets	**(83.1)**	44.2
Other deferred items	**(1,113.5)**	(1,597.8)
	6,675.7	7,629.2
Share capital	**404.1**	404.1
Share premium	**287.6**	287.6
Reserves	**5,790.3**	6,738.3
Total shareholders' fund	**6,482.0**	7,430.0
Minority interests	**193.7**	199.2
	6,675.7	7,629.2

for the year ended 30th June, 2003

MIRAMAR HOTEL & INVESTMENT COMPANY, LIMITED *(cont'd)*

Segmental Information

for the year ended 31st March

Segmental revenue and results

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	356,745	370,627	303,161	423,386	294,830	294,519	120,263	129,313	306,033	328,973	—	—	1,381,032	1,546,818
Inter-segment revenue	11,819	11,849	—	—	4,980	4,903	—	—	953	690	(17,752)	(17,442)	—	—
Other revenue from *external customers*	5,393	8,002	33	24	5,906	5,218	1,036	1,236	1,872	1,656	—	—	14,240	16,136
Total	373,957	390,478	303,194	423,410	305,716	304,640	121,299	130,549	308,858	331,319	(17,752)	(17,442)	1,395,272	1,562,954
Contribution from operation	262,917	271,499	(18,430)	120,235	110,224	116,432	(3,755)	1,542	(4,651)	(2,653)			346,305	507,055
Provision for diminution in value of interest in associates													(83)	(42,880)
Provision for diminution in value of properties held for resale													(1,758)	(17,139)
Loss on disposal of fixed assets													(4,786)	(10,541)
Unallocated operating income and expenses													(33,796)	(43,797)
Profit from operations													305,882	392,698
Finance costs													(43,349)	(69,246)
Share of profits less losses of associates	351	386	(1,932)	(2,105)	2,325	4,309	117	(278)	—	—	—	—	861	2,312
Taxation													(35,563)	(69,719)
Minority interests													5,985	812
Profit attributable to shareholders													233,816	256,857

Segmental balance sheet

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	5,461,526	6,290,839	535,968	784,807	2,079,285	2,339,064	16,781	24,475	27,325	33,837	(7,877)	(7,670)	8,113,008	9,465,352
Investment in associates	846	550	27,885	31,065	6,842	9,052	6,939	5,990	—	—	—	—	42,512	46,657
Unallocated assets													48,954	67,406
Total assets													8,204,474	9,579,415
Segment liabilities	125,301	123,971	25,364	29,693	36,361	31,349	5,214	5,395	33,586	50,344	(7,877)	(7,670)	217,949	233,082
Unallocated liabilities													1,310,776	1,717,115
Total liabilities													1,528,725	1,950,197

Extracts from Financial Statements of Principal Associates (cont'd)

for the year ended 30th June, 2003

MIRAMAR HOTEL & INVESTMENT COMPANY, LIMITED *(cont'd)*

Other segmental information

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Capital expenditure incurred during the year	**1,387**	10,116	**152,023**	194,131	**3,480**	11,239	**257**	406	**209**	526
Depreciation for the year	**33,545**	33,479	**877**	3,346	**10,086**	9,973	**4,031**	4,037	**872**	992

Geographical Segments

at 31st March

	Hong Kong		PRC		United States	
	2003	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	**1,027,978**	1,074,911	**75,375**	91,124	**277,679**	380,783
Segment assets	**7,142,531**	8,204,131	**544,977**	598,536	**433,377**	670,355
Capital expenditure incurred during the year	**4,721**	21,240	**612**	1,047	**152,023**	194,131



業務回顧

報告及摘要

財務報表

主席兼總經理 — 李兆基博士



本人謹向
各股東報告

營業額及盈利

本集團截至二零零三年六月三十日止年度除稅及少數股東權益後之綜合盈利，為港幣十六億二千六百萬元，較上年度減少百分之九。本年度營業額為港幣十一億八千一百萬元，較上年度減少百分之一。

股息

董事局現建議派發末期股息每股港幣一角一仙予二零零三年十二月一日登記在公司股東名冊內之股東。連同已派發之中期股息每股港幣一角一仙，全年共派股息每股港幣二角二仙，與上年度股息相同。股息單將於二零零三年十二月三日寄送各股東。

業務回顧

收租物業

截至本年結日止，集團擁有收租物業自佔樓面共約一百九十四萬平方呎，而在本年度之總租金收入約為港幣六億二千萬元，較去年增加約百分之二。期內本港經濟持續疲弱，本年三月發生非典型肺炎疫症，市民大幅減少消費，失業率持續上升，經濟情況更差，地產市道下調，交投非常淡靜，租務市場亦受影響，令集團部份商場之租金

受壓，惟集團之主要收租物業平均出租率仍能保持百分之九十四，有此業績實受惠於集團大部份商場均位於新市鎮及鐵路網絡，租金保持穩定。

酒店及零售

由於本港旅遊業在期內受內外圍經濟因素及疫症肆虐的影響，集團旗下之兩間麗東酒店在本年度內之平均入住率約為75%，較上年度為低。在房租下調之環境下，集團酒店業務錄得虧損。

在另一方面，集團經營零售業務之六間「千色店」，營業額因受經濟及消費疲弱因素影響而下降，但由於管理效率之提升使整體營運得以收支平衡。

基建項目

集團持有百分之六十四權益之「中國投資集團有限公司」，主要在國內合資經營之收費橋樑及公路在本年度繼續提供經常性之盈利收益，營業額及溢利分別約為港幣二億一千六百萬元及港幣一億三千九百萬元，與去年同期相比略為減少。另外，因該公司在二零零二年下半年需為零售業務重組而作出港幣一千餘萬元撥備，略為減低此公司全年度之投資回報。

聯營公司

香港中華煤氣有限公司(「中華煤氣」)

(於年結日，本集團持有該聯營公司36.72%權益)：截至二零零三年六月三十日止之中期盈利約為港幣十八億元，較去年同期增加6.7%，用戶數目亦比去年增加3.9%，達至1,492,860個。集團核心業務之長遠發展策略重點在於投資國內燃氣項目，配合國內之環保策略。其發展內地城市管道燃氣市場至今已成功取得十六個城市管道燃氣合資項目，包括上半年簽署了合資合同之三個項目，分別位於安徽省馬鞍山市，江蘇省張家港市及浙江省桐鄉市。於今年六月更與南京市煤氣總公司成立中外合資管道燃氣項目，總投資額為人民幣十二億元，而集團佔五成權益，進一步增強該集團在華東地區之業務基礎。

在地產發展方面，持有15%權益之國際金融中心一期已近乎全部租出，而二期當中之寫字樓大廈已在今年第二季建成及陸續出租。另外，持有50%權益之西灣河碼頭廣場項目，上蓋工程正在興建

香港小輪(集團)— 港灣豪庭

本集團佔此上市聯營公司之31.33%權益。港灣豪庭為此聯營公司的主要物業發展項目之一。



中，預算在二零零五年落成。馬頭角南廠地盤已完成地基工程，預期在二零零六年落成。此兩項發展將在市區提供合共二百五十萬平方呎之樓面面積。

香港小輪(集團)有限公司(「香港小輪」)

(於年結日，本集團持有該聯營公司31.33%權益)：截至二零零三年六月三十日止之中期盈利約為港幣一億三千七百萬元，較去年同期有輕微增長。受到非典型肺炎疫症打擊，期內旅遊及酒店業務轉盈為虧，錄得港幣二百四十萬元淨虧損。渡輪、船廠及相關業務虧損亦擴大至港幣二千八百萬元，主要是期內為船廠資產作出港幣一千九百萬元之減值撥備。期內合共售出四百六十個「港灣豪庭」單位，令售出單位總數增至二千個，第一期商場則有近逾四成租出。該集團持有之大角咀宿舍及油塘草園街六號之物業，現時正與政府就更改作商住用途進行補地價磋商，樓面面積分別約為三十二萬平方呎及十六萬平方呎。預計樓市將見底整固，「港灣豪庭」之待售住宅單位將因而受惠。

美麗華酒店企業有限公司(「美麗華」)

(於年結日，本集團持有該聯營公司43.69%權益)：截至二零零三年三月三十一日止年度之盈利約為港幣二億三千四百萬元，較上年度下降9%。期內之盈利表現主要受香港經濟持續放緩影響，加上美伊戰事及非典型肺炎疫症接踵而來，令集團各主要業務表現均略為退減。 旗下各商場及寫字樓出租率仍保持穩定，平均出租率維持於九成水平。 在此經營環境下，租務收入錄得輕微跌幅。自去年內地遊客來港限額取消後，內地訪港旅客持續上升，該集團於上海及北京設立之銷售網絡更有助推廣美麗華酒店之業務，令其全年平均入住率回升至87%，房價亦得以提升。預期內地「自由行」將進一步為集團之酒店及餐飲業務締造更多商機，有助集團盈利之穩定增長。

恒基數碼科技有限公司(「恒基數碼」)

(於年結日，本集團持有該上市附屬公司66.67%權益)：截至二零零三年六月三十日止年度之營業額約為港幣八千四百萬元，較去年度增加24.1%，主要由於零售業務錄得相等升幅。而其他收入主要來自銀行存款及債務證券之利息收入，由於本年度內利率持續下調，故在這方面的收入比去年下降13.6%。本年度內，該集團為數據中心及網絡器材與設施之減值作出港幣三百九十萬元之撥備。該集團於本年度繼續致力控制直接成本及營運支出，股東應佔虧損較去年度大幅減少至港幣一千七百萬元。鑒於互聯網、電訊及高科技行業瞬息萬變，面對激烈競爭及涉及大量資金投資，集團須順應潮流而改變投資，選擇有前景之業務。

展望

全球經濟在本年中已有復甦跡象，而國內更保持強勁增長。中央政府明確表態大力支持香港，近期落實之更緊密經貿關係安排，為本港經濟帶來新動力和機會，對273項香港製造之產品可以零關税進入內地市場，將吸引部份廠商回流香港設廠，加上香港之低税率及國際標準制度，將吸引外資在香港設立辦事處，從而進入內地市場。寫字樓及工貿樓宇之需求將會增加。

集團持有優質收租物業組合並經營酒店、百貨零售以及電訊科技等多元化業務。其中收租物業為集團帶來可觀之經常性收益，而基建項目及各上市聯營公司亦為集團帶來穩定盈利。如無不可預見之因素下，預料集團下年度業務將保持平穩。

主席
李兆基

香港，二零零三年十月二日





恒威工業中心C座

位於新界屯門，此為集團持有100%權益及作收租用途之17層高工業大廈，總樓面面積約292,000平方呎。

半山一惠苑





▲ 沙田 沙田中心



◀ 新蒲崗 威達工貿商業中心



△ 屯門 時代廣場商場



◁ 旺角 九龍行



集團之投資物業

物業投資

本集團之收租物業之總樓面面積合共約為1,940,000平方呎 。

組合中有不同種類的物業，包括位處港島半山的豪華寓所，建於新市鎮的零售購物設施以及位於旺盛市區之商業大廈。

保持94%平均出租率。

為集團帶來穩定之經常性收入。

主要投資物業

	物業	用途	地契年期	樓面面積（平方呎）	車位數目	本集團所佔權益(%)
香港						
1	香港半山麥當奴道36號「惠苑」	住宅	由1896年10月26日起999年	108,214	49	100.00
2	香港威靈頓街1號「荊威廣場地庫、地下及1樓至4樓」	商業	由1918年6月26日起924年	28,953	—	50.00
九龍						
3	九龍旺角彌敦道610號「荷里活中心」	寫字樓 商業	年期至2047年6月30日	193,284 100,543	—	33.33
4	九龍旺角彌敦道555號「九龍行」	寫字樓 商業	由1985年2月4日起75年	84,626 28,656	—	100.00
5	九龍新蒲崗八達街9號「威達工貿商業中心」（1樓-15樓及20樓-29樓）	工貿	年期至2047年6月30日	136,376	49	100.00

	物業	用途	地契年期	樓面面積 (平方呎)	車位 數目	本集團所 佔權益(%)
新界						
6	新界粉嶺新運路33號 「粉嶺中心」	商業	年期至 2047年6月30日	151,513	302	23.04
7	新界屯門杯渡路／建安街／ 建榮街／建泰街 「恒威工業中心C座」	工業	年期至 2047年6月30日	292,264	182	100.00
8	新界沙田橫壆街2-16號 「沙田中心」	商業	年期至 2047年6月30日	100,029	545	94.40
9	新界荃灣青山道145-165號 「荃灣城市中心II （前稱荃灣城市廣場）」	商業	年期至 2047年6月30日	155,022	127	26.00
10	新界屯門鄉事會路 「時代廣場商場」	商業	年期至 2047年6月30日	195,280	78	100.00

酒店投資及營運

香港麗東酒店及九龍麗東酒店

此乃由本集團獨資持有及經營之兩間中等收費酒店合共有538間客房。





美麗華酒店企業

本集團佔43.69%。

該公司擁有及管理座落於九龍尖沙咀彌敦道鬧市並擁有525個房間之美麗華酒店。

位於毗鄰計有696,000平方呎之美麗華大廈及350,000平方呎美麗華商場。


Valve Control – #110/2 (600BV)
ITEMS
STATUS
INPUT
Control Circuit
OFF
Control Code
INVALID
Valve Position
100 % open
100 %
Valve Status
OPEN
Actuator Status
NORMAL
Control Bypass
OFF
Valve Control – #24109 (600BV)







上市聯營公司
香港中華煤氣

煤氣供應業務

集團持有36.72%權益。

為香港最早期成立及唯一的管道煤氣供應商，擁有逾1,490,000個家居及商業用戶。

致力於拓展「易高」加氣站，為本地之公共交通行業供應環保燃油。

此公司之長期優先策略為在國內拓展管道燃氣項目之投資。

迄今已在國內十六個城市成功取得管道燃氣合資項目，包括在二零零三年上半年分別在安徽省馬鞍山市、江蘇省張家港市及浙江省桐鄉市簽署的三個合資合同。

物業發展項目

此公司亦有參與多個物業發展項目。

擁有位處機場鐵路香港站上之國際金融中心15%權益，及佔京士柏山合作項目45%權益。

正在與本集團合作興建西灣河發展項目，總樓面面積約1,400,000平方呎。已計劃在二零零三年底開始預售樓花，而整個項目預計於二零零五年初建成。

同時，此公司位於馬頭角道之煤氣南廠舊址亦已展開地基工程，將建成總樓面面積約1,100,000平方呎。上蓋建築工程將於二零零四年初開始動工。

下列資料須連同恒基發展有限公司已審核賬目及有關賬目附註一併參閱：

業績檢討

截至二零零三年六月三十日止之財政年度，集團的營業額比上財政年度輕微減少至港幣十一億八千一百萬元(二零零二年：港幣十一億八千八百萬元)。

集團在本年度內的股東應佔溢利減少百分之九至港幣十六億二千六百萬元(二零零二年：港幣十七億八千萬元)。年內，收租物業市場於整體經濟下滑及非典型肺炎疫症影響之情況下而普遍下調，惟是集團擁有之主要收租物業大部份均位於鐵路沿線新市鎮中心之零售購物商場，使集團的收租業務在逆市中受到的影響相對有限。集團本年度來自收租物業的盈利約為港幣三億一千四百萬元(二零零二年：港幣三億三千九百萬元)，而租金收入約港幣六億二千萬元(二零零二年：港幣六億零七百萬元)。此外，集團應佔聯營公司稅前溢利合共約港幣十五億三千九百萬元(二零零二年：港幣十五億八千萬元)；當中包含集團應佔三間上市聯營公司為集團提供港幣十五億零七百萬元(二零零二年：港幣十五億一千萬元)之溢利，顯示此項經常性之收益甚為穩定。

集團透過一間附屬公司—中國投資集團有限公司—投資於國內基建項目在本年度所帶來的盈利為港幣一億三千九百萬元(二零零二年：港幣一億四千五百萬元)。本年度業績略遜去年的主要原因是旗下的收費公路及橋樑的流通量輕微下降。而該公司另外在中國經營的零售業務在二零零二年下旬進行重組而產生港幣一千萬元的資產減值虧損。

由於整體經濟低迷再加上非典型肺炎疫症打擊本地旅遊及市民消費意慾，集團經營與旅遊業有關及零售業務均受影響。當中酒店業務之營業額下降而房租亦於年內受壓，令集團之酒店業務在本年度錄得約港幣九百萬元的虧損(二零零二年：港幣一千一百萬元)。而集團之百貨業務在本財政年度雖處於通縮環境，但由於成本控制奏效而可以保持收支平衡。

集團之其他業務在本財政年度共錄得港幣一千五百萬元之盈利(二零零二年：虧損港幣四千五百萬元)。包含在此業務範圍內的資訊科技服務錄得港幣三千三百萬元的虧損，而集團的保安服務及證券投資則在年內為集團帶來滿意的回報。

資金流動性、財政資源及資本結構

集團截至本財政年度年結日，由於集團持有約港幣八億一千五百萬元之現金(二零零二年：港幣六億六千八百萬元)，在對減銀行借貸總額港幣六億元後(二零零二年：港幣十五億六千四百萬元)，集團之淨存款約為港幣二億一千四百萬元(二零零二年：淨借貸港幣八億九千六百萬元)。除一間集團附屬公司之部份銀行借貸外，本集團所有之銀行借貸均無抵押及大部份為有承諾額度。集團在過去兩個財政年底之銀行借貸及未償還借貸之償還期分別概述如下：

	2003 港幣千元	2002 港幣千元
償還期：		
一年內	**360,290**	431,189
一年後及兩年內	**65,485**	996,304
兩年後及五年內	**109,289**	70,870
五年後	**65,275**	65,275
銀行借貸總額	**600,339**	1,563,638
減：銀行存款及現金	**(814,563)**	(667,601)
銀行淨借貸／(存款)	**(214,224)**	896,037

截至二零零三年六月三十日，集團之股東權益約為港幣一百九十六億四千萬元(二零零二年：港幣一百九十八億八千二百萬元)。本集團財政狀況穩健及資本雄厚。加上充裕之銀行承諾信貸額度，穩定之經常性收入基礎亦帶來持續現金流入，令集團具備充裕之財務資源應付日常業務運作及未來業務擴展之資金需求。

資本與負債比率及財務管理

截至本財政年度年結日，由於本集團錄得淨存款，故按總淨債項相對股東資金比例計算之資本與負債比率為零(二零零二年：百分之四點五)。本財政年度之營業溢利為港幣四億六千六百萬元(二零零二年：港幣三億零六百萬元)，相對撥作資本性支出前的淨利息支出為港幣三千三百萬元(二零零二年：港幣六千六百萬元)之比率為14.1倍(二零零二年：4.6倍)。本集團之融資及財庫管理事宜均在集團總部集中管理。本集團之銀行借貸主要由駐於香港之國際銀行提供，貸款利息主要按香港銀行同業拆息基準加若干議定之息差計算，故屬浮息性質。集團對金融衍生工具的運用向來抱謹慎態度，並只作管理貸款之利息及外匯風險之用。在適當時候，集團會考慮使用利息掉期工具為部份浮息借貸鎖定短期至中期的息率，以便控制借貸成本。

截至二零零三年六月三十日止，集團已提用之銀行借款共約港幣六億元（二零零二年：港幣十五億六千四百萬元）。此外，同母系附屬公司借款約港幣一億九千九百萬元（二零零二年：港幣一億五千九百萬元）。集團在本財政年度內支付之借款利息共為港幣三千三百萬元（二零零二年：港幣六千六百萬元）。為使集團的港元借貸利率可固定於現時之低水平，集團已為大部份該等已提用之借款簽訂港元利息掉期合約。

集團之融資安排主要為港幣。在本財政年度內，集團附屬公司 — 中國投資集團有限公司 — 在國內為其公路項目所籌組的貸款則為人民幣外。總體而言，本集團之核心業務並無顯著之外匯風險，而集團在本財政年度並無簽署任何貨幣對沖合約。

除了一間在中國經營基建業務之集團附屬公司所安排之部份項目融資需向銀行作出抵押外，集團在本財政年度內並無將資產抵押與第三者。

有關重大投資或資產之未來計劃

截至二零零三年六月三十日，集團之資本性承擔額為港幣一千五百萬元（二零零二年：港幣一千六百萬元）。該等承擔項目主要為集團就已簽約之收購物業、未來物業發展及物業裝修費用之承擔。在本財政年度年結日，與集團需付將來所有而最低租賃有關之承擔約為港幣三億四千九百萬元（二零零二年：港幣四億六千六百萬元），而此承擔額主要涉及集團之百貨業務已簽定租用商場物業之長期租約。

或然負債

為了支持集團附屬融資公司及某些附屬之營運公司向商業銀行取得信貸額度，本公司需向該等銀行提供擔保。而截至本財政年度年結日，本公司向銀行提供與已借取之銀行貸款有關之擔保總計為港幣三億一千四百萬元（二零零二年：港幣十二億四千二百萬元）。

僱員

本集團於二零零三年六月三十日有僱員約1,400人。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

經恒基數碼科技有限公司(「恒基數碼」)或其任何附屬公司全職聘用之僱員及出任任何該等公司執行董事之本集團僱員，可獲授恒基數碼股份期權，按恒基數碼於二零零零年六月二十八日股東特別大會上批准之認購股份期權計劃之規定及條款，認購恒基數碼股份。

截至二零零三年六月三十日止年度之僱員總成本為港幣二億一千五百萬元。去年度之僱員總成本為港幣二億二千零八十萬元。


營業額及除稅前溢利
百萬港元
2,500
2,000
1,500
1,000
500
0
99
00
01
02
03
財政年度
營業額
除稅前溢利


每股盈利及股息
港元
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
99
00
01
02
03
財政年度
每股盈利
每股股息


股東權益
十億港元
25
20
15
10
5
0
17.7
18.3
19.2
19.9
19.6
99
00
01
02
03
財政年度






上市聯營公司
香港小輪(集團)



香港小輪(集團)

本集團佔31.33%股權。

此公司有八十年於香港經營乘客渡輪服務之歷史，直至一九九九年其渡輪營運牌照到期。

此公司仍然經營一維修船塢及專營本地團之旅行社。

此公司最近已提交計劃重新發展前身建有員工宿舍之地塊作出售用途。

港灣豪庭

此乃香港小輪(集團)與本集團共同將該公司之船廠舊址重新發展之商住物業項目，工程分兩期進行。

鄰近地下鐵路太子站及奧運站，以及西鐵總站。

建成樓面面積約為一百九十五萬平方呎，包括十幢住宅大廈共三千五百個單位，及商場平台。

此項目之第一期已於二零零二年十二月完成，而第二期亦於二零零三年八月取得入伙紙。

董事局同寅茲向全體股東呈截至二零零三年六月三十日止年度之報告及已審核賬目。

主要業務

本公司乃一投資控股公司，其附屬公司之主要業務包括物業發展及投資、投資控股、基建項目、百貨業務、保安護衛服務、酒店業務及資訊科技發展。

本集團收入及分部業績按業務分部及地區分部之分析已編列於第一百四十三頁至第一百四十七頁賬目附註五中。

附屬公司

本公司於二零零三年六月三十日之主要附屬公司資料編列於第一百六十七頁至第一百七十一頁。

賬目

本集團截至二零零三年六月三十日止年度之溢利及本公司與本集團在該日之財務狀況，已編列於第一百三十一頁至第一百七十九頁之賬目中。

股息

本公司已於二零零三年四月二十三日派發中期股息每股港幣一角一仙。董事局已建議派發末期股息每股港幣一角一仙予二零零三年十二月一日登記在公司股東名冊內之股東。

物業、廠房及設備

本年度物業、廠房及設備之增減詳列於第一百五十二頁及第一百五十三頁賬目附註十六中。

銀行借款、透支及其他借款

本公司及本集團於二零零三年六月三十日之銀行借款、透支及其他借款資料詳列於第一百五十七頁賬目附註廿六中。

儲備

本年度儲備之增減詳列於第一百五十九頁及第一百六十頁賬目附註廿九中。

集團財務摘要

本集團過去五年之業績、資產及負債摘要詳列於第一百二十七頁。

投資物業

本集團之投資物業詳列於第九十七頁及第九十八頁。

董事酬金

依照公司條例第161條及香港聯合交易所有限公司證券上市規則附錄16第24節而披露之董事酬金資料詳列於第一百四十九頁賬目附註十中。

董事

本年度及截至本報告書日期止，本公司之董事為:

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李達民
李鏡禹
劉壬泉
李　寧
李家誠
郭炳濠
何永勳
劉智強
張炳強
黃浩明
孫國林
薛伯榮

獨立非執行董事：
胡寶星
阮北耀
梁希文
胡家驃 *(胡寶星爵士之替代董事)*

林高演先生、梁希文先生、何永勳先生、劉智強先生、張炳強先生及黃浩明先生依照本公司之公司細則第116條於即將召開之股東週年大會上輪值告退，惟願膺選連任。

董事個人資料

執行董事

李兆基博士，74歲，本公司之創辦人，自1975年出任本公司主席兼總經理，在香港已從事物業發展逾四十五年。李博士亦為恒基兆業地產有限公司(「恒地」)創辦人，並出任該公司主席兼總經理。此外，他亦為香港中華煤氣有限公司主席、美麗華酒店企業有限公司董事長及恒基數碼科技有限公司主席、新鴻基地產發展有限公司副主席，以及恒基中國集團有限公司、香港小輪(集團)有限公司及東亞銀行有限公司之董事。根據證券及期貨條例，恒基兆業有限公司、恒地、Kingslee S.A.、賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司及Gainwise Investment Limited持有本公司之須予披露之股份權益，而李博士為該等公司之董事。李博士為李達民先生之胞兄、李家傑先生及李家誠先生之父親及李寧先生之岳父。

李家傑先生，40歲，為中國人民政治協商會議全國委員會委員，自1993年出任本公司執行董事及副主席。李先生曾在英國接受教育，於1985年加入恒基地產集團時，已主要負責中國之業務發展。李先生亦為恒基中國集團有限公司董事長及總裁、恒基兆業有限公司(「恒兆」)及恒基兆業地產有限公司(「恒地」)副主席、恒基數碼科技有限公司執行董事及香港中華煤氣有限公司董事。根據證券及期貨條例，恒兆及恒地持有本公司之須予披露

之股份權益，而彼為該等公司之董事。李先生為李兆基博士之兒子、李家誠先生之胞兄及李寧先生之內弟。

林高演先生，52歲，自1988年出任本公司執行董事及自1993年出任副主席。林先生持有香港大學理學士（榮譽）學位，具有超過三十年銀行及物業發展經驗。林先生亦為香港小輪（集團）有限公司主席、恒基兆業地產有限公司（「恒地」）副主席、恒基中國集團有限公司及恒基數碼科技有限公司之執行董事及香港中華煤氣有限公司及美麗華酒店企業有限公司之董事。根據證券及期貨條例，Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited、恒基兆業有限公司、恒地、實勝置業有限公司、敏勝置業有限公司、踞威置業有限公司及Gainwise Investment Limited持有本公司須予披露之股份權益，而林先生為該等公司之董事。

李達民先生，66歲，自1972年出任本公司執行董事，從事本港地產發展逾二十五年。李先生亦為恒基兆業地產有限公司（「恒地」）之董事。根據證券及期貨條例，Rimmer (Cayman) Limited、Riddick (Cayman) Limited、 Hopkins (Cayman) Limited、恒基兆業有限公司、恒地及Kingslee S.A.持有本公司之須予披露之股份權益，而李先生為該等公司之董事。李先生為李兆基博士之胞弟。

李鏡禹先生，77歲，自1972年出任本公司執行董事。於1973年本公司之最終控股公司恒基兆業有限公司註冊成立時李先生加入該公司，並協助本公司主席從事物業發展逾四十五年。李先生亦為恒基兆業地產有限公司（「恒地」）及恒基中國集團有限公司之執行董事。根據證券及期貨條例，恒地、Kingslee S.A.、實勝置業有限公司、敏勝置業有限公司、踞威置業有限公司及Gainwise Investment Limited持有本公司之須予披露之股份權益，而李先生為該等公司之董事。

劉壬泉先生，57歲，自1988年出任本公司執行董事，具有超過三十年銀行、財務及投資經驗。劉先生亦為恒基兆業地產有限公司（「恒地」）之執行董事及香港小輪（集團）有限公司及美麗華酒店企業有限公司之董事。根據證券及期貨條例，恒地持有本公司之須予披露之股份權益。

李寧先生，46歲，自1990年出任本公司執行董事，持有Babson College理學士及南加州大學工商管理碩士學位。李先生亦為恒基兆業地產有限公司（「恒地」）執行董事及香港小輪（集團）有限公司董事。根據證券及期貨條例，恒地持有本公司之須予披露之股份權益。李先生為李兆基博士之女婿及李家傑先生及李家誠先生之姐夫。

李家誠先生，32歲，為中國人民政治協商會議廣西壯族自治區第九屆委員會委員，自1993年出任本公司執行董事，曾在加拿大接受教育。李先生亦為恒基兆業有限公司(「恒兆」)、恒基兆業地產有限公司(「恒地」)、恒基中國集團有限公司及恒基數碼科技有限公司之執行董事，以及香港中華煤氣有限公司之董事。根據證券及期貨條例，恒兆、恒地、賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司及Gainwise Investment Limited持有本公司之須予披露之股份權益，而李先生為該等公司之董事。李先生為李兆基博士之兒子、李家傑先生之胞弟及李寧先生之內弟。

郭炳濠先生，51歲，自1988年出任本公司執行董事。郭先生持有理學(工程)學士學位、理學(行政管理學)碩士學位及測量學(房地產發展)深造文憑。郭先生為英國特許銀行學會會員，在任職本公司以前曾於國際銀行界工作逾十一年及被派駐倫敦、芝加哥、吉隆坡、新加坡及香港工作。郭先生亦為恒基兆業地產有限公司(「恒地」)及恒基中國集團有限公司之執行董事。根據證券及期貨條例，恒地持有本公司之須予披露之股份權益。

何永勳先生，70歲，自1995年出任本公司執行董事。彼於1975年加入恒基兆業有限公司，並具有超過四十五年管理物業投資及發展經驗，專長於會計、稽核及稅務之運作。何先生亦為恒基兆業地產有限公司(「恒地」)及恒基中國集團有限公司之執行董事。根據證券及期貨條例，恒地持有本公司之須予披露之股份權益。

劉智強太平紳士，54歲，自1995年出任本公司執行董事，彼於1981年加入恒基地產集團。劉先生為英國皇家測量師學會資深會員、香港測量師學會資深會員及政府認可人仕，具有超過三十一年之物業發展經驗。彼於2001年獲香港特別行政區政府委任為太平紳士。

張炳強先生，48歲，自1997年出任本公司執行董事。彼於1992年加入恒基地產集團。張先生持有英國倫敦大學文學士(榮譽)學位，為特許估價測量師及加拿大認可估價師，在香港、中國及加拿大之地產發展，物業代理及專業測計業務，具有超過二十五年經驗。

黃浩明先生，42歲，自1997年出任本公司執行董事。彼於1996年加入恒基地產集團。黃先生為一註冊專業測量師，並具有超過十九年地產估值、買賣及發展經驗。

孫國林先生，56歲，自1999年7月出任本公司執行董事。彼於1997年加入恒基地產集團。孫先生亦為恒基兆業地產有限公司(「恒地」)之執行董事。孫先生為香港物業管理公司協會會長、香港地產行政學會執行委員及香港地產建設商會個人會員，具有超過三十年物業管理經驗。根據證券及期貨條例，恒地持有本公司之須予披露之股份權益。

薛伯榮先生，55歲，自2001年5月出任本公司執行董事。彼於1991年加入恒基地產集團。薛先生為英國特許秘書及行政人員公會會員、香港地產行政學會資深會員及香港地產建設商會個人會員，並具有超過25年之市場發展、租務及物業管理經驗。

獨立非執行董事

胡寶星爵士，74歲，自1972年出任本公司董事，亦是胡關李羅律師行之顧問，並為恒基兆業地產有限公司(「恒地」)及新鴻基地產發展有限公司之董事。他持有香港及英國執業律師資格，並為英國仲裁學會院士、英國工商管理學會院士及英國董事協會院士。獲香港城市大學頒授名譽法律學博士學位及英國倫敦大學英皇學院頒發院士名銜，並應天津南開大學之邀出任名譽教授。胡爵士於2000年成為香港管理專業協會會士。彼亦為香港大學「胡寶星法律獎」及「胡寶星海外暑期旅遊進修獎學金」之創辦人。胡爵士亦於城市大學設立了「胡寶星中國法與比較法講座教授」。根據證券及期貨條例，恒地及恒基兆業有限公司持有本公司之須予披露之股份權益，而胡爵士為該等公司之董事。胡爵士為胡家驃先生之父親。

阮北耀先生，67歲，自1981年出任本公司董事。阮先生為英格蘭及威爾斯及香港最高法院律師及翁余阮律師行之合夥人，而於香港及中國從事法律工作逾三十五年。阮先生亦為恒基中國集團有限公司之董事。

梁希文先生，69歲，自1977年出任本公司董事。梁先生為特許測計師，亦為恒基兆業地產有限公司(「恒地」)、香港小輪(集團)有限公司及香港中華煤氣有限公司之董事。根據證券及期貨條例，恒地持有本公司之須予披露之股份權益。

胡家驃先生，41歲，自2000年7月出任胡寶星爵士之替代董事。胡先生亦為恒基數碼科技有限公司獨立非執行董事。他為洛希爾父子(香港)有限公司(「洛希爾父子」)之董事。彼持有英國牛津大學法理學碩士學位，並為英格蘭及威爾斯、香港特別行政區及澳洲之執業律師。在加入洛希爾父子之前，胡先生曾任胡關李羅律師行的公司企業融資部之合夥人，現為該律師行之顧問。胡先生為胡寶星爵士之兒子。

披露權益資料

董事於股份之權益

於二零零三年六月三十日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股 *(除文義另有所指外)*

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業發展有限公司	李兆基	1	34,779,936		2,075,859,007		2,110,638,943	74.92
	李家傑	1				2,075,859,007	2,075,859,007	73.68
	李家誠	1				2,075,859,007	2,075,859,007	73.68
	李　寧	1		2,075,859,007			2,075,859,007	73.68
	李達民		6,666				6,666	0.00
	李鏡禹	2	959,028	42,711			1,001,739	0.04
	何永勳		1,100				1,100	0.00
恒基兆業地產有限公司	李兆基	3			1,122,938,300		1,122,938,300	65.21
	李家傑	3				1,122,938,300	1,122,938,300	65.21
	李家誠	3				1,122,938,300	1,122,938,300	65.21
	李　寧	3		1,122,938,300			1,122,938,300	65.21
	李達民		748,000				748,000	0.04
	李鏡禹	4	26,400	16,500	19,800		62,700	0.00
	何永勳		100				100	0.00
	劉智強		2,200				2,200	0.00
	胡家驃	5		2,000			2,000	0.00
恒基中國集團有限公司	李兆基	6			325,133,977		325,133,977	65.45
	李家傑	6				325,133,977	325,133,977	65.45
	李家誠	6				325,133,977	325,133,977	65.45
	李　寧	6		325,133,977			325,133,977	65.45
	胡家驃		544,802				544,802	0.11

普通股*（除文義另有所指外）（續）*

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基數碼科技有限公司	李兆基	7	173,898		4,244,996,094		4,245,169,992	84.90
	李家傑	7				4,244,996,094	4,244,996,094	84.90
	李家誠	7				4,244,996,094	4,244,996,094	84.90
	李 寧	7		4,244,996,094			4,244,996,094	84.90
	李達民		33				33	0.00
	林高演		55				55	0.00
	李鏡禹	8	4,795	588			5,383	0.00
	何永勳		5				5	0.00
香港中華煤氣有限公司	李兆基	9	3,226,174		2,157,017,776		2,160,243,950	38.28
	李家傑	9				2,157,017,776	2,157,017,776	38.22
	李家誠	9				2,157,017,776	2,157,017,776	38.22
	李 寧	9		2,157,017,776			2,157,017,776	38.22
香港小輪（集團）有限公司	李兆基	10	7,799,220		111,636,090		119,435,310	33.52
	李家傑	10				111,636,090	111,636,090	31.33
	李家誠	10				111,636,090	111,636,090	31.33
	李 寧	10		111,636,090			111,636,090	31.33
	林高演		150,000				150,000	0.04
	梁希文		2,250				2,250	0.00
美麗華酒店企業有限公司	李兆基	11			252,169,250		252,169,250	43.69
	李家傑	11				252,169,250	252,169,250	43.69
	李家誠	11				252,169,250	252,169,250	43.69
	李 寧	11		252,169,250			252,169,250	43.69
	胡寶星	12	2,705,000		2,455,000		5,160,000	0.89

名氣佳

作為恒基數碼之附屬公司，「名氣佳」於銅鑼灣、鰂魚涌、荃灣、尖沙咀及將軍澳設有其零售商店—「名氣熱賣坊」以加強其品牌在香港之知名度。



普通股（除文義另有所指外）（續）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	13			8,190（普通股A股）		8,190（普通股A股）	100.00
	李兆基	14			3,510（無投票權B股）		3,510（無投票權B股）	100.00
	李兆基	15	35,000,000（無投票權遞延股份）		15,000,000（無投票權遞延股份）		50,000,000（無投票權遞延股份）	100.00
	李家傑	13				8,190（普通股A股）	8,190（普通股A股）	100.00
	李家傑	14				3,510（無投票權B股）	3,510（無投票權B股）	100.00
	李家傑	15				15,000,000（無投票權遞延股份）	15,000,000（無投票權遞延股份）	30.00
	李家誠	13				8,190（普通股A股）	8,190（普通股A股）	100.00
	李家誠	14				3,510（無投票權B股）	3,510（無投票權B股）	100.00
	李家誠	15				15,000,000（無投票權遞延股份）	15,000,000（無投票權遞延股份）	30.00
	李　寧	13		8,190（普通股A股）			8,190（普通股A股）	100.00
	李　寧	14		3,510（無投票權B股）			3,510（無投票權B股）	100.00
	李　寧	15		15,000,000（無投票權遞延股份）			15,000,000（無投票權遞延股份）	30.00
Angelfield Investment Limited	林高演	16			1		1	50.00
中國投資集團有限公司	胡家驃	17			16,000		16,000	5.33

普通股（*除文義另有所指外*）（*續*）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
精威置業有限公司	梁希文	18			5,000		5,000	4.49
	胡寶星	19			3,250		3,250	2.92
興輝置業有限公司	李家傑	20			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	21			100		100	100.00
	李家傑	21				100	100	100.00
	李家誠	21				100	100	100.00
	李　寧	21		100			100	100.00
Pettystar Investment Limited	李兆基	22			3,240		3,240	80.00
	李家傑	22				3,240	3,240	80.00
	李家誠	22				3,240	3,240	80.00
	李　寧	22		3,240			3,240	80.00
寶翠置業有限公司	梁希文	23			40		40	2.00
兆誠國際有限公司	李家傑	24			25	75	100	100.00

荷李活中心

此為集團佔33.33%權益及作收租用途之寫字樓及商場物業，位於九龍旺角，總樓面面積約294,000平方呎。



認購股份期權計劃

本公司股東於二零零零年十二月四日批准本公司之附屬公司恒基數碼科技有限公司（「恒基數碼」）兩項認購股份期權計劃：首次公開招股前認購股份期權計劃（「恒基數碼首次認購股份期權計劃」）及認購股份期權計劃（「恒基數碼認購股份期權計劃」）（統稱「該等恒基數碼計劃」），概要如下：

（一） 目的

設立恒基數碼首次認購股份期權計劃之目的在於認同參與人對恒基數碼集團之發展及／或恒基數碼股份在香港聯合交易所有限公司（「聯交所」）創業板上市作出之貢獻。

設立恒基數碼認購股份期權計劃目的在於以股份期權作為獎勵，協助恒基數碼集團招聘及挽留優秀行政人員及僱員為恒基數碼集團效力。

（二） 參與人

在恒基數碼股份於二零零零年七月十四日在創業板上市（「上市日」）前，恒基數碼根據恒基數碼首次認購股份期權計劃，於二零零零年六月二十八日授出可認購32,000,000股恒基數碼股份之股份期權。

根據恒基數碼認購股份期權計劃，恒基數碼可向恒基數碼集團之任何執行董事及全職僱員授予可認購恒基數碼股份之股份期權。

（三） 可予認購之最高恒基數碼股份總數

根據恒基數碼首次認購股份期權計劃，授出之股份期權可予認購恒基數碼股份之最高數目為32,000,000股，其中可認購4,350,000股恒基數碼股份之股份期權已告作廢。恒基數碼不會於上市日後，根據恒基數碼首次認購股份期權計劃授出股份期權。

根據恒基數碼認購股份期權計劃及恒基數碼任何其他認購股份期權計劃授出之股份期權，可以發行最多不得超過恒基數碼不時已發行股份總數的30%之股份（不包括(i)根據恒基數碼認購股份期權計劃及恒基數碼任何其他認購股份期權計劃所發行的恒基數碼股份；及(ii)有關(i)項所述恒基數碼股份可享有按比例進一步發行恒基數碼股份的權利）。

（四） 每名參與人可獲授權益上限

根據該等恒基數碼計劃，倘任何一名參與人悉數行使其獲授予之股份期權時，會導致該參與人有權認購之最高股份總數超過根據該等恒基數碼計劃已發行及可發行之恒基數碼股份總數之25%，則不可向該位參與人授出股份期權。

(五) 行使股份期權之最短及最長期限

根據該等恒基數碼計劃，股份期權可於恒基數碼董事局通知各承授人之期間內，遵照各計劃之條款隨時行使，而該期間必須以接納股份期權之日期起計不得少於三年及不得多於十年。

(六) 接納股份期權須付之款額

根據該等恒基數碼計劃，承授人須於要約授出股份期權之日(「要約日」)起計28日內接納股份期權時向恒基數碼支付港幣1.00元的代價。

(七) 認購價之訂定基準

根據恒基數碼首次認購股份期權計劃，恒基數碼股份之每股認購價為港幣1.25元，即恒基數碼首次公開售股時提呈恒基數碼股份供公眾人士認購之價格。

根據恒基數碼認購股份期權計劃，恒基數碼股份之每股認購價將由恒基數碼董事局釐定，但將為以下三者中之最高者：

(i) 恒基數碼股份於要約日(必須為營業日)在聯交所每日報價表所列報之收市價；

(ii) 恒基數碼股份於要約日之前五個營業日在聯交所每日報價表所列報之平均收市價；及

(iii) 恒基數碼股份之面值。

(八) 該等恒基數碼計劃尚餘有效期

恒基數碼不會於上市日後，根據恒基數碼首次認購股份期權計劃授出股份期權。在上市日前根據恒基數碼首次認購股份期權計劃授出之股份期權，可在不遲於上市日起計四年行使。

恒基數碼認購股份期權計劃之有效期為由二零零零年六月二十八日起計十年，而有效期後將不再授出股份期權。



千色店

集團經營之六間千色店分別位於新界之將軍澳、荃灣、屯門、元朗、馬鞍山及九龍之尖沙咀。圖中所示為位於尖沙咀及元朗千色廣場之千色店外貌。

購買股份或債券之安排

(i) 認購恒基數碼科技有限公司股份之股份期權

下列本公司董事於二零零零年六月二十八日獲授本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之股份期權，可按恒基數碼之首次公開招股前認購股份期權計劃(「恒基數碼首次認購股份期權計劃」)之規定及條款，認購恒基數碼股份。於二零零三年六月三十日，該等董事分別擁有恒基數碼股份期權之權益如下：

董事姓名	於二零零二年七月一日可認購股份數目	於年度內獲授予之可認購股份數目	於年度內已告作廢之可認購股份數目	於二零零三年六月三十日尚未行使之可認購股份數目
李兆基	2,400,000	—	—	2,400,000
林高演	1,200,000	—	—	1,200,000
李家傑	1,200,000	—	—	1,200,000
李家誠	1,200,000	—	—	1,200,000
郭炳濠	600,000	—	—	600,000
李　寧	400,000(註25)	—	—	400,000
何永勳	400,000	—	—	400,000
劉智強	400,000	—	—	400,000
黃浩明	400,000	—	—	400,000
孫國林	400,000	—	—	400,000
薛伯榮	400,000	—	—	400,000
張炳強	200,000	—	—	200,000

恒基數碼僱員尚未按恒基數碼首次認購股份期權計劃行使之股份期權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於年度內獲授予之可認購股份數目	於年度內已告作廢之可認購股份數目	於二零零三年六月三十日尚未行使之可認購股份總數
28/06/2000	1,250,000	—	—	1,850,000*

其他參與人尚未按恒基數碼首次認購股份期權計劃行使之股份期權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於年度內獲授予之可認購股份數目	於年度內已告作廢之可認購股份數目	於二零零三年六月三十日尚未行使之可認購股份總數
28/06/2000	17,300,000	—	100,000	16,600,000*

* 此調整數目乃由於認購600,000股恒基數碼股份之股份期權，由「其他參與人」轉列於「僱員」類別內。

上述董事、僱員及其他參與人按恒基數碼首次認購股份期權計劃之規定及條款，將可以每股港幣1.25元認購價(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

恒基數碼僱員尚未按恒基數碼之認購股份期權計劃（「恒基數碼認購股份期權計劃」）行使之股份期權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於年度內獲授予之可認購股份數目	於年度內已告作廢之可認購股份數目	於二零零三年六月三十日尚未行使之可認購股份總數
04/10/2000	100,000	—	—	100,000

恒基數碼之僱員按恒基數碼認購股份期權計劃之規定及條款，將可以每股港幣0.89元之認購價，(i)在二零零零年十月十六日（接納股份期權之日）起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

於二零零三年六月三十日，恒基數碼根據恒基數碼首次認購股份期權計劃授予認購合共27,650,000股及根據恒基數碼認購股份期權計劃授予認購合共100,000股恒基數碼股份之股份期權尚未獲行使，總計約佔恒基數碼現時已發行股本0.6%。該等股份期權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
恒基數碼首次認購股份期權計劃		
董事	12	9,200,000
僱員	4	1,850,000
其他參與人	38	16,600,000
	54	27,650,000
恒基數碼認購股份期權計劃		
僱員	1	100,000

除上述披露外，恒基數碼於二零零三年六月三十日止年度內概無按恒基數碼首次認購股份期權計劃及恒基數碼認購股份期權計劃授予任何股份期權，亦無任何股份期權獲行使、註銷或告作廢。



荊威廣場（商場部份）
集團佔50%權益及位處中環鬧市之6層商場物業。
集團所佔總樓面面積約14,500平方呎。

(III) 認購恒基中國集團有限公司股份之股份期權

於二零零三年六月三十日，下列本公司董事因獲本公司之聯繫公司恒基中國集團有限公司之股份期權而擁有之權益如下：

董事姓名	可認購股份數目	認購期
林高演	1,500,000	21/08/2001 — 20/08/2004
李家傑	1,500,000	02/11/2001 — 01/11/2004

上述董事將可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份股份期權。

除上述資料所示，本公司或本公司之任何控股公司、附屬公司或同系附屬公司於年度內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零三年六月三十日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下:

好倉

	權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited（附註1）	2,075,859,007	73.68
Riddick (Cayman) Limited（附註1）	2,075,859,007	73.68
Hopkins (Cayman) Limited（附註1）	2,075,859,007	73.68
恒基兆業有限公司（附註1）	2,070,243,859	73.48
恒基兆業地產有限公司（附註1）	2,070,243,859	73.48
Kingslee S.A.（附註1）	2,070,243,859	73.48
賓勝置業有限公司	802,854,200	28.50
敏勝置業有限公司	602,168,418	21.37
踞威置業有限公司	363,328,900	12.90
主要股東以外之人士：		
Gainwise Investment Limited	217,250,000	7.71

附註：

1 此等2,075,859,007股股份中，(i)恒基兆業地產有限公司(「恒地」)全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,168,418股、363,328,900股、217,250,000股及84,642,341股，而恒基兆業有限公司(「恒兆」)持有恒地65.19%；及(ii)5,615,148股由富生有限公司(「富生」)擁有。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有此等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

2 此42,711股由李鏡禹先生之妻子擁有。

3 此等股份中，(i) 570,743,800股由恒兆擁有；(ii)恒兆之全資附屬先樂置業有限公司及Mightygarden Limited分別擁有7,092,000股及870,100股；(iii) Glorious Asia S.A.之全資附屬Believegood Limited、Cameron Enterprise Inc.、Prosglass Investment Limited、Fancy Eye Limited及Spreadral Limited分別擁有222,045,300股、145,090,000股、61,302,000股、55,000,000股及55,000,000股，而Glorious Asia S.A.為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司(「煤氣」)之全資附屬 Superfun Enterprises Limited擁有，恒基兆業發展有限公司(「恒發」)持有煤氣 36.72%，恒地持有恒發73.48%，而恒兆則持有恒地65.19%；及(v) 192,500股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣、恒兆及富生(列載於附註1及9)及恒地的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

4 此16,500股由李鏡禹先生之妻子擁有及19,800股由李鏡禹先生及其妻子各擁有50% 之銀禧建業有限公司擁有。

5 此股份由胡家驃先生之妻子擁有。

6 此等股份中，恒地全資擁有之Brightland Enterprises Limited之全資附屬Primeford Investment Limited、Timsland Limited及Quantum Overseas Limited分別擁有175,000,000股、75,233,977股及74,900,000股。根據證券及期貨條例，李兆基博士被視為擁有恒地(列載於附註2)及恒基中國集團有限公司(「恒中」)的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

7 此等4,244,996,094股股份中，(i) 902,700,000股由煤氣投資有限公司之全資附屬Technology Capitalization Limited擁有，煤氣投資有限公司為煤氣全資擁有；(ii) 3,333,213,616股由Best Selection Investments Limited之全資附屬Felix Technology Limited擁有，Best Selection Investments Limited為恒發全資擁有；(iii)恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有4,014,271股、1,816,644股、1,714,027股、1,086,250股及423,211股；及(iv) 28,075股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣、恒發、恒地及富生(列載於附註1、2及9)及恒基數碼科技有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

8 此588股由李鏡禹先生之妻子擁有。

9 此等2,157,017,776股股份中，(i)恒發全資擁有之Timpani Investments Limited之全資附屬廸斯利置業有限公司、Medley Investment Limited及Macrostar Investment Limited分別擁有1,159,024,597股、484,225,002股及429,321,946股；(ii) 3,966,472股由恒兆之全資附屬

Mightygarden Limited擁有；及(iii) 80,479,759股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發、恒兆及富生(列載於附註1)及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

10 此等111,636,090股股份中，(i)恒發全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及(ii) 41,436,090股由恒發全資擁有之Max-mercan Investment Limited之全資附屬Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發(列載於附註1)及香港小輪(集團)有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

11 此等股份中，恒發全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及72,435,000股。根據證券及期貨條例，李兆基博士被視為擁有恒發(列載於附註1)及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有此等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有此等股份的權益。

12 此2,455,000股由胡寶星爵士擁有50%之芳芬有限公司擁有。

13 Hopkins作為單位信託之受託人持有此等股份。

14 Hopkins作為單位信託之受託人持有此等股份。

15 此15,000,000股由富生擁有。

16 此股份由林高演先生擁有99%之宏鉅投資有限公司持有。

17 此股份由胡家驃先生擁有60%之Pearl Assets Limited擁有。

18 此股份由梁希文先生全資擁有之Gilbert Investment Inc.擁有。

19 此股份由胡寶星爵士及其妻子各擁有50%之Fong Fun Investment Inc.之全資附屬Coningham Investment Inc.擁有。

20 此股份中，(i) 4,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii) 6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

21 此股份中，(i) 80股由恒地全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆全資附屬恒基財務有限公司擁有；及(iii) Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各自擁有5股。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份，Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份的權益。

22 此股份中，(i) 3,038股由恒地擁有；及(ii) 202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有。

23 此股份由梁希文先生全資擁有之Golovanov Investment Limited擁有。

24 此股份中，(i) 25股由李家傑先生全資擁有之崇基國際有限公司擁有；及(ii) 75股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

25 此可認購股份數目包括授予李寧先生配偶之200,000恒基數碼股份之股份期權。

合約權益及關連交易

本集團在本年度內曾與下文所述之人士(即就香港聯合交易所有限公司證券上市規則(「上市規則」)而言屬「關連人士」)達成交易及安排:

(一) (i) 恒基兆業地產有限公司一全資附屬公司恒基兆業地產代理有限公司不時貸款予本公司一全資附屬公司恒基兆業發展財務有限公司,所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日結算時,恒基兆業發展財務有限公司欠恒基兆業地產代理有限公司款項約為港幣一億九千九百萬元。

(ii) 恒基兆業有限公司一全資附屬公司恒基財務有限公司不時貸款予恒基兆業發展財務有限公司,所欠款項則按照香港銀行同業拆息基準計算利息。於二零零三年六月三十日,恒基兆業發展財務有限公司並無欠恒基財務有限公司任何款項。

(iii) 本公司與恒基兆業地產有限公司若干附屬公司為管理及發展本集團之物業而訂立之管理及建築合約於年結日仍然有效。

李兆基博士、李家傑先生及李家誠先生為本公司之控股公司恒基兆業地產有限公司及本公司之最終控股公司恒基兆業有限公司之董事(其利益於「披露權益資料」一項中更詳盡敘述)及李寧先生為本公司之控股公司恒基兆業地產有限公司之董事(其利益於「披露權益資料」一項中更詳盡敘述),被視為對上述之交易及合約有利益關係。

(二) 於本年度內,本集團曾貸款予忠港發展有限公司。鄭啟文先生擁有該公司50%權益,其餘50%權益則由本集團擁有,而本公司主席李兆基博士乃鄭啟文先生之岳父。本集團及鄭啟文先生按各佔股本權益貸款予該公司,該等貸款按一般商業條款計算利息及無抵押,並須在要求時即時償還。

除上述披露外,在年結日或本年度內任何時間,本公司、其任何控股公司、附屬公司或同系附屬公司,均無訂立任何令本公司董事享有重大權益之重要合約。



粉嶺中心

集團佔23.04%權益之商場物業，位於新界粉嶺，總樓面面積約152,000平方呎。

董事於競爭業務上之權益

根據上市規則第8.10條，本公司董事在截至二零零三年六月三十日止年度及於該日擁有與本集團的業務構成競爭之業務權益如下：

本公司主席李兆基博士及本公司董事李家傑先生、李家誠先生及李寧先生於從事香港物業投資及發展之公司出任董事及╱或被視為擁有權益。該等可能在業務上與本集團構成競爭之公司涉及不同類型及╱或地區之物業投資及發展，然而，集團及該等公司乃按各自利益獨立地經營本身業務。

服務合約

各董事並無與本公司或其任何附屬公司訂立任何服務合約規定僱主不可在一年內終止其服務，除非作出賠償（法定賠償除外）。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

主要客戶及供應商

截至二零零三年六月三十日止年度內：

（一） 集團之首五個最大供應商所佔之購買總額佔集團之購買總額不足30%。

（二） 集團之首五個最大客戶所佔之總營業額佔集團之總營業額不足30%。

管理層討論及分析

本年度之管理層討論及分析詳列於第一百零二頁至第一百零五頁。

退休福利計劃

本集團僱員所參與之退休福利計劃詳列於第一百六十四頁賬目附註卅七中。

審核委員會

審核委員會於一九九八年十二月成立。審核委員會之委員為梁希文先生（主席）及阮北耀先生，兩位皆為獨立非執行董事。審核委員會已審核集團本年度之中期及全年業績報告，而審核委員會於本年度內舉行兩次會議。

核數師

於本屆股東週年大會，將提呈一項議案委任德勤。關黃陳方會計師行繼續出任本公司核數師。

最佳應用守則

本公司之非執行董事之任期乃根據本公司之公司細則第116條規定，於股東週年大會上輪值告退及可膺選連任，並無指定任期。除上述事項，本公司於截至二零零三年六月三十日止年度內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

承董事局命

李兆基
主席

香港，二零零三年十月二日

宏力保安服務有限公司

此乃本集團全資附屬公司，已運作達八年。該公司經香港保安及護衛業協會的嚴格審批，獲簽發保安公司牌照，並獲准提供第一類(護衛服務)與第三類(保安工程顧問)的專業服務。
該公司於本年一月份通過英國標準協會(BSI)審核認證的ISO 9001國際質量管理系統、ISO 14001國際環境管理系統、OHSAS 18001職業健康及安全管理系統，成為香港首間獲取「綜合管理體系證書」的保安服務公司。


Security Guard

	1999 港幣百萬元	2000 港幣百萬元	2001 港幣百萬元	2002 港幣百萬元	**2003** **港幣百萬元**
資產負債表					
固定資產	5,602	5,738	6,751	6,453	**6,119**
投資及長期應收款	15,289	14,237	14,431	14,705	**13,940**
待發展之物業	19	20	20	17	**11**
流動資產(負債)淨值	(1,566)	492	953	904	**897**
	19,344	20,487	22,155	22,079	**20,967**
股本	563	563	563	563	**563**
股本溢價及儲備	17,105	17,721	18,686	19,319	**19,077**
股東權益	17,668	18,284	19,249	19,882	**19,640**
少數股東權益	111	141	978	905	**887**
遠期負債	1,565	2,062	1,928	1,292	**440**
	19,344	20,487	22,155	22,079	**20,967**
收益表					
營業額	813	817	1,051	1,188	**1,181**
除少數股東權益前溢利	1,109	1,609	1,989	1,782	**1,670**
少數股東權益	2	1	11	2	**44**
本年度溢利	1,107	1,608	1,978	1,780	**1,626**

每股計算	港幣元	港幣元	港幣元	港幣元	港幣元
每股盈利	0.39	0.57	0.70	0.63	**0.58**
每股股息	0.22	0.23	0.23	0.22	**0.22**
每股資產淨值(按賬面值)	6.27	6.49	6.83	7.06	**6.97**

百分率					
股東權益與資本總值相比之百分率	91.57%	90.51%	87.76%	90.70%	**94.57%**
除税及利息支出前純利與資本總值相比之百分率	8.39%	9.80%	10.76%	9.57%	**9.42%**


中國
上水
粉嶺
10
④
大埔
元朗
新界
6
沙田
9
8
荃灣
7
屯門
九龍
荔景
青衣
九龍塘
5
香港國際機場
③
②
旺角
1
紅磡
3
4
3
2
1
東涌
愉景灣
①
1
2
鰂魚涌
②
中環
2
1
梅窩
大嶼山
香港島
柴灣

物業投資

1. 蔥苑 香港半山麥當奴道36號
2. 莉威廣場 香港威靈頓街1號地庫、地下及1樓至4樓
3. 荷里活中心 九龍旺角彌敦道610號
4. 九龍行 九龍旺角彌敦道555號
5. 威達工貿商業中心 九龍新蒲崗八達街9號1樓至15樓及20樓至29樓
6. 沙田中心 新界沙田橫壆街2-16號
7. 荃灣城市中心II 新界荃灣青山道145-165號
8. 時代廣場商場 新界屯門鄉事會路
9. 恒威工業中心C座 新界屯門杯渡路/建安街/建榮街/建泰街
10. 粉嶺中心 新界粉嶺新運路33號

酒店投資及營運

1. 香港麗東酒店 香港北角
2. 九龍麗東酒店 九龍太子

香港中華煤氣有限公司*

1. 國際金融中心 港景街1號/金融街8號
2. 西灣河碼頭廣場 內地段8955
3. 煤氣廠 九龍馬頭角
4. 煤氣廠 新界大埔

美麗華酒店企業有限公司*

1. 美麗華大廈及美麗華商場 九龍尖沙咀
2. 美麗華酒店 九龍尖沙咀
3. 諾士佛台6號 九龍尖沙咀

香港小輪(集團)有限公司*

1. 港灣豪庭 九龍福利街8號
2. 建發工商業中心 油塘草園街

*上市聯營公司

鞍山
西貢
將軍澳
圖例
都市區
新都市區
現有鐵路/幹線
地下鐵路
機場快線
九廣鐵路
輕便鐵路
過海隧道
三號幹線
興建中鐵路
九廣東鐵馬鞍山鐵路
九廣東鐵尖沙咀支線
西鐵(第一期)

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致恒基兆業發展有限公司股東

（於香港註冊成立之有限公司）

本核數師（以下簡稱「我們」），已完成審核刊於第131頁至179頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

《公司條例》規定董事須編製真實與公平的賬項。在編製該等賬項時，董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果，對該等賬項作出獨立意見，並按照《公司條例》第一百四十一條的規定，只向作為法人團體的股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製該等賬項時所作的主要估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充分的憑證，就該等賬項是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為在各方面而言，上述的賬項均真實與公平地反映　貴公司及　貴集團於二零零三年六月三十日結算時之財政狀況，及　貴集團截至該日止年度的溢利和現金流動情況，並已按照《公司條例》適當編製。

德勤·關黃陳方會計師行

香港執業會計師

香港，二零零三年十月二日

截至二零零三年六月三十日止年度

	附註	2003 港幣千元	2002 港幣千元
營業額	四	**1,181,245**	1,188,322
直接成本		**(585,625)**	(599,921)
		595,620	588,401
其他營運收入	六	**98,454**	92,139
出售證券投資溢利		**12,815**	2,285
持有未實現盈利(虧損)之證券投資		**63,104**	(52,504)
證券投資減值		**—**	(11,002)
物業、廠房及設備減值		**(14,318)**	(60,260)
待發展物業減值		**(6,404)**	—
待出售已建成物業減值		**(46,302)**	—
分銷費用		**(59,475)**	(77,412)
行政費用		**(177,035)**	(175,500)
其他營運費用		**—**	(122)
經營溢利	七	**466,459**	306,025
財務費用	八	**(33,240)**	(65,559)
出售附屬公司權益虧損		**—**	(4,417)
應佔聯營公司業績		**1,539,060**	1,580,147
出售聯營公司權益溢利		**1,734**	134,455
聯營公司減值撤回	九	**—**	120,000
商譽攤銷		**(50,555)**	(38,000)
除税項前溢利		**1,923,458**	2,032,651
税項	十二	**(253,528)**	(250,132)
除少數股東權益前溢利		**1,669,930**	1,782,519
少數股東權益		**(44,173)**	(2,361)
本年度溢利		**1,625,757**	1,780,158
股息	十三	**619,812**	619,812
每股盈利	十四	**港幣0.58**	港幣0.63

	附註	本集團 2003 港幣千元	本集團 2002 港幣千元 (重列)	本公司 2003 港幣千元	本公司 2002 港幣千元
非流動資產					
投資物業	十五	**3,948,186**	4,215,740	**—**	—
物業、廠房及設備	十六	**2,170,911**	2,237,604	**—**	—
待發展物業	十七	**10,649**	17,053	**—**	—
附屬公司權益	十八	**—**	—	**2,107,070**	2,263,258
聯營公司權益	十九	**13,222,062**	13,787,202	**164,226**	167,183
證券投資	二十	**706,368**	904,940	**30**	30
應收售樓分期款		**6,537**	7,224	**5,493**	5,774
投資公司欠款	廿一	**4,725**	5,670	**—**	—
		20,069,438	21,175,433	**2,276,819**	2,436,245
流動資產					
存貨	廿二	**25,789**	27,406	**—**	—
證券投資	二十	**211,269**	216,700	**—**	—
待出售已建成物業	廿三	**233,964**	281,588	**—**	1,295
應收賬項、按金及預付費用	廿四	**255,727**	467,593	**11,599**	261,805
應收售樓分期款		**748**	1,428	**279**	256
附屬公司欠款		**—**	—	**10,840,707**	10,519,951
聯營公司欠款	四十一	**126,909**	126,560	**36,272**	33,775
投資公司欠款	廿一	**1,613**	630	**—**	—
已抵押銀行存款	卅五	**20,205**	20,205	**—**	—
銀行結存及現金	卅五	**794,358**	647,396	**270**	214
		1,670,582	1,789,506	**10,889,127**	10,817,296
流動負債					
應付賬項及應付費用	廿五	**260,617**	288,407	**3,984**	3,609
欠附屬公司款		**—**	—	**1,434,130**	1,474,801
欠聯營公司款	四十一	**234**	26,097	**—**	25,857
欠投資公司款	四十一	**4,143**	360	**—**	360
税項		**147,954**	139,812	**—**	—
借款	廿六	**360,243**	430,772	**—**	—
融資租約之承擔	廿七	**47**	417	**—**	—
		773,238	885,865	**1,438,114**	1,504,627
流動資產淨額		**897,344**	903,641	**9,451,013**	9,312,669
		20,966,782	22,079,074	**11,727,832**	11,748,914

綜合資產負債表(續)

二零零三年六月三十日

	附註	本集團 2003 港幣千元	本集團 2002 港幣千元 (重列)	本公司 2003 港幣千元	本公司 2002 港幣千元
股本及儲備					
股本	廿八	**563,466**	563,466	**563,466**	563,466
儲備	廿九	**19,076,605**	19,318,584	**11,164,366**	11,185,448
		19,640,071	19,882,050	**11,727,832**	11,748,914
少數股東權益	卅	**887,248**	905,106	**—**	—
非流動負債					
借款	廿六	**240,049**	1,132,402	**—**	—
融資租約之承擔	廿七	**—**	47	**—**	—
同母系附屬公司借款	四十一	**199,414**	159,469	**—**	—
		439,463	1,291,918	**—**	—
		20,966,782	22,079,074	**11,727,832**	11,748,914

第131頁至第179頁之賬目已經於二零零三年十月二日獲董事會通過，並由下列董事代表簽署：

李兆基)
董事
李達民)

	2003 **港幣千元**	2002 港幣千元
於年初之總權益		
前期報告	**19,959,037**	19,249,654
前期調整（附註二）	**(76,987)**	(76,987)
重新列報	**19,882,050**	19,172,667
重估投資物業跌價	**(1,205,137)**	(22,621)
重估其他物業跌價	**—**	(94,000)
未於綜合收益表上確認之淨虧損	**(1,205,137)**	(116,621)
本年度溢利	**1,625,757**	1,780,158
已派股息	**(619,812)**	(647,985)
已變現之投資物業重估儲備	**(3,315)**	(443)
已變現之其他物業重估儲備	**(39,472)**	(23,436)
已變現之聯營公司投資物業重估儲備	**—**	(282,290)
於年終之總權益	**19,640,071**	19,882,050

截至二零零三年六月三十日止年度

	2003 港幣千元	2002 港幣千元
營運業務		
經營溢利	**466,459**	306,025
調整項目：		
證券投資股息收入	**(56,806)**	(35,131)
折舊及攤銷	**73,538**	83,149
利息收入	**(28,701)**	(24,269)
出售證券投資溢利	**(12,815)**	(2,285)
持有未實現（盈利）虧損之證券投資	**(63,104)**	52,504
證券投資減值	**—**	11,002
物業、廠房及設備減值	**14,318**	60,260
待發展物業減值	**6,404**	—
待出售已建成物業減值	**46,302**	—
壞賬撥備	**4,511**	178
出售物業、廠房及設備虧損	**1,269**	7,154
營運資本變動前之營運現金流量	**451,375**	458,587
應收售樓分期款之減少	**1,999**	3,353
存貨之減少	**1,617**	8,621
待出售已建成物業之減少	**1,322**	901
應收賬款、按金及預付費用之（增加）減少	**(19,317)**	841
應付賬項及應付費用之（減少）增加	**(16,154)**	6,347
營運產生之現金	**420,842**	478,650
税項支出	**(38,494)**	(35,840)
利息支出	**(45,152)**	(53,179)
支付租賃利息	**(70)**	(226)
營運業務產生之現金淨額	**337,126**	389,405

截至二零零三年六月三十日止年度

	附註	2003 港幣千元	2002 港幣千元
投資活動			
聯營公司及證券投資股息收入		924,402	918,459
出售聯營公司收入		263,027	44,254
購買物業、廠房及設備		(25,079)	(37,389)
出售物業、廠房及設備收入		2,647	556
購入證券投資款		(68,330)	(406,955)
出售證券投資收入		128,080	41,283
購入聯營公司部份權益款		(7,572)	(130,650)
倘欠（償還）其他投資公司款		3,745	(5,940)
出售附屬公司收入（現金及現金等值之淨值）	卅一	—	13,293
已抵押銀行存款之減少		—	3,865
贖回持有至到期證券		177,840	—
利息收入		39,170	19,592
投資活動產生之現金淨額		1,437,930	460,368
融資			
派發股息予股東		(619,466)	(648,001)
派發股息予少數股東		(31,622)	(28,879)
借入（償還）同母系附屬公司借款		39,945	(61,564)
償還少數股東款		(27,440)	(46,728)
償還聯營公司款		(26,212)	(56,595)
償還受約束的融資租賃		(417)	(1,010)
借入銀行新借款及其他借款		53,153	600,000
償還銀行借款及其他借款		(1,010,692)	(1,016,879)
融資所用之現金淨額		(1,622,751)	(1,259,656)
現金及現金等值之增加（減少）		152,305	(409,883)
現金及現金等值於年初結存		605,066	1,014,949
現金及現金等值於年終結存		757,371	605,066
現金及現金等值結餘分析			
銀行結存及現金		794,358	647,396
銀行透支		(36,987)	(42,330)
		757,371	605,066

一 簡介

本公司為香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司上市。本公司之最終控股公司乃於香港註冊成立之恒基兆業有限公司。

本公司乃一投資控股公司，其附屬公司之主要業務包括物業發展及投資、投資控股、基建項目、百貨業務、保安護衛服務、酒店業務及資訊科技發展。

二 採納會計實務準則

本年度，本集團首次採納下列由香港會計師公會頒佈之新及經修訂之會計實務準則(會計實務準則)。因採納這準則而對編製現金流量表及權益變動表之表列有所改變，及對會計政策之變更載列如下：

(a) 外幣換算

經修訂之會計實務準則第十一條「外幣換算」規定，撤除收益表中海外經營及附屬公司匯率換算按本期末市場匯率換算，此政策於過往已被集團採納。而現在改以按平均匯率換算。此項會計政策之變更對本年度或以往年度之業績並無重大影響。

(b) 現金流量表

根據會計實務準則第十五條(經修訂)「現金流量表」，現金流量分類由以往的五個標題重新歸類為三個標題 — 營運業務、投資活動及融資。先前另行呈列之已付利息及已付租賃利息現分類為營運現金流量，已收利息及已收股息現分類為投資現金流量，已付股息則列入融資現金流量。由收益稅款所產生之現金流量被分類為營運業務，除非此項目已清楚註明為投資及融資業務。海外經營及附屬公司之現金流量重新按照交易日期之匯率換算，以取代按照結算日之匯率換算。去年之現金流量表呈報方式經已重列，以符合一致之呈報方式。

(c) 僱員福利

會計實務準則第三十四條「僱員福利」，推出僱員福利(包括退休福利計劃)之衡量守則。執行會計實務準則第三十四條，主要影響本集團部份聯營公司確認含有界定福利安排之員工退休計劃之成本及負債。採納會計實務準則第三十四條，因而使本集團截至二零零一年七月一日及二零零二年七月一日分佔該聯營公司收購後儲備減少港幣76,987,000元。

此項會計政策之變更使截至二零零三年六月三十日止本年度溢利減少港幣6,903,000元(2002年：無)。

三 重要會計決策

除了某些物業及證券投資是以重估價值列賬外，本財務報表是按歷史成本為基礎編制的；及依據香港普遍採納的會計原則編制而所採用的主要會計政策則詳列如下：

(a) 綜合基準

綜合財務報表包括本公司及其附屬公司截至每年六月三十日止之已審核財務報表。

年內收購或出售之附屬公司業績分別由收購之生效日期起綜合計算，或綜合計算至出售之生效日期止(視乎情況而定)，有關業績乃載於綜合收益表內。

集團內公司間之所有重大交易及結餘均於綜合時對銷。

三 重要會計決策（續）

(b) 商譽

商譽乃指收購附屬公司、聯營公司或共同控制實體時，其收購價高於在收購日集團所佔在該等公司可確認資產及負債之公平價值之差額。

於二零零一年七月一日後，從收購所產生的商譽已確認為資產及以其估計可使用年期以直線法攤銷。因收購聯營公司或共同控制實體時所產生之商譽乃包括在所佔聯營公司權益或共同控制實體之所載值內。惟因收購附屬公司所產生之商譽乃獨立呈列於資產負債表內。

於二零零一年七月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司、聯營公司或共同控制實體或當商譽進一步減值時才計算入收益表內。

於出售附屬公司、聯營公司或共同控制實體時，過往已作撇銷或納入儲備之商譽乃包括在出售附屬公司、聯營公司及共同控制實體之溢利或虧損內。

(c) 負商譽

負商譽乃指收購附屬公司、聯營公司或共同控制實體時，在收購日集團所佔在該等公司可確認資產及負債之公平價值高於其收購價之差額。

於二零零一年七月一日後，由收購所產生的負商譽將會根據市況分析從資產中扣除並計算在收益表內。

因收購聯營公司或共同控制實體時所產生之負商譽乃包括在所佔聯營公司或共同控制實體之所載值內，惟因收購附屬公司所產生之負商譽乃獨立呈列為資產之扣除項目。

(d) 附屬公司權益

於附屬公司之投資按成本值減除指定之減值虧損後納入本公司之資產負債表內。

(e) 聯營公司權益

綜合收益表包括本集團在聯營公司所佔之收購後業績。所佔份額之伸算乃根據每年截至六月三十日該年度或不超過資產負債表日期前六個月之日期財務報表。於綜合資產負債表中，所佔聯營公司之權益乃指本集團應佔其資產淨值，並加上已付溢價減除任何因收購產生之折讓而尚未於收益表內攤銷或釋放及減除任何確認之減值虧損。

當本集團與其聯營公司交易時，尚未變現之溢利及虧損按本集團於聯營公司之權益金額抵銷，惟尚未變現之虧損顯示被轉讓資產出現減損除外。

關於聯營公司之業績，本公司只計算由聯營公司所收到及應收之股息於損益賬內。而在聯營公司之投資，則以成本值減除之減值虧損後計入本公司之資產負債表內。

(f) 證券投資

證券投資會按交易日作為基準予以確認，而初時則會以成本計量。

在往後的報告日，本集團有意持有至到期的債務證券（即持有至到期債務證券），會以攤餘成本減任何指定減值虧損來計量。而因購買持有至到期證券發生的拆扣或溢價，則會在該投資工具的期限內，與該項投資的其他應收投資收入合計，以使在每個期間能確認一固定回報率的收入。

投資（持有至到期債券除外）乃列作投資證券及其他投資。

投資證券（就既定長期策略目的而持有之證券）乃於日後業績匯報日期按成本計算，並減去任何指定減值虧損。

其他投資乃按公允價值計算，而未實現盈利及虧損乃計入有關期間損益淨額。

三 重要會計決策(續)

(g) 共同控制資產

當一間集團公司直接參與合營項目之活動(此乃歸納為共同控制資產)時,集團所佔共同控制資產及與合營各方共同產生之負債,乃依據個別情況分類,並於各合營投資者之財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入賬。

集團出售或分享應佔共同控制資產產品之收入,包括應佔合營項目之費用,乃按可預知從該等交易中流入(出)之經濟效益確認入帳。

(h) 收入之確認

1 出售已建成物業所得之收益按有約束力的銷售合約之執行後始入賬,在收益確認日前所收售出未入伙物業所得之定金及分期款計入資產負債表已收預售樓宇定金內。

2 營運租約之固定租金收入乃按其租約期限以直線方法入賬。或然租金收入於集團根據合約條款有權收取獲確定時始入賬。

3 零售之銷貨收入於貨物送出及貨物之擁有權移交客戶後始入賬。

4 利息收入按時間比例基準計算,並計入未償還之本金及適用之利率。

5 投資項目之收入及股息收入於股東收取股息之權利獲確定時始入賬。

6 酒店、飲食及管理服務收入在所得之收益及提供該等服務後始入賬。

7 保安服務/顧問服務之收入及佣金收入來源自提供有關服務時確認。

8 高速公路的通行費收入,於收取時予以確認。

9 自客戶使用數據中心服務所產生的收入,在各自的租賃期內按直線法確認為收入。

10 來自提供網絡服務之收入乃於提供服務時確認。

(i) 投資物業

投資物業乃指因其投資潛力而持有之建成物業,其租金收入則按公平原則磋商釐定。

投資物業均按每年本集團之合資格測計師及最少每三年由獨立測計師估算之公開市值列入資產負債表內。重估投資物業時產生之任何盈餘或虧絀,乃計入投資物業重估儲備或自其中扣除。倘投資物業重估儲備結餘不足以抵銷虧絀,則虧絀超逾該項結餘之數額則自收益表中扣除。倘過往已自收益表扣除虧絀,並因而產生重估盈餘,有關盈餘則撥入收益表,惟款額以過往已扣除之虧絀為限。

出售投資物業時,該項物業應佔之投資物業重估儲備數額將轉撥至收益表。

投資物業不作折舊準備,惟有關租約之尚餘年期為二十年或以下則除外。

三 重要會計決策 *(續)*

(j) 酒店物業

酒店物業均按每年本集團之合資格測計師及最少每三年由獨立測計師估算之公開市值列入資產負債表內。重估酒店物業時產生之任何盈餘或虧絀，乃計入其他物業重估儲備或自其中扣除。倘其他物業重估儲備結餘不足以抵銷虧絀，則虧絀超逾該項結餘之數額則自收益表中扣除。倘過往已自收益表扣除虧絀，並因而產生重估盈餘，有關盈餘則撥入收益表，惟款額以過往已扣除之虧絀為限。

出售酒店物業時，該項物業應佔之其中物業重估儲備數額將轉撥至收益表。

有關租約超過二十年之酒店物業不作折舊準備。由於酒店物業經常保持於適當維修、保養及改善之狀況，所以董事認為酒店物業之估計可用年期及有很高之剩餘價值，故任何折舊應無重大影響。

(k) 待發展物業

待發展物業均按照集團成本值減除在適當情形下之減值虧損準備後計算。

(l) 待出售已建成物業

待出售已建成物業乃按成本值及可化現淨值兩者之較低者計算。成本值包括利息、融資費用、專業費用及其他使該等物業達致可出售狀況之直接成本。可化現淨值之計算是估計售價減直至完成銷售時之一切成本及出售時所承擔之費用。

(m) 物業、廠房及設備

物業、廠房及設備不包括酒店物業及施工中之物業，乃按成本減折舊、攤銷及減值虧損入賬。

除酒店物業、高速公路之經營權、橋及施工中之物業外，物業、廠房及設備之折舊及攤銷用以撇除其成本，成本經扣除估計之剩值後按估計可用年數以直線法計算折舊，所用年率如下：

租約土地	以租約期限分攤
樓宇	按五十年或其租約年期之較低者分攤
其他	10%至33%

高速公路之運作權及橋之折舊是按償債基金法計算，平均每年按6%年率復合計算折舊及攤銷額，累積折舊於經營期滿後相等於高速公路之運作權及橋之總成本值。

施工中之物業直至完成及可作預定用途前不作折舊準備。

資產出售或退役之盈虧，均按其資產滾存價值及售出值相減，任何因出售該資產而產生之盈虧撥入收益表內。

(n) 減值

於每一個結算日，本集團審閱其資產之所載帳面值，以決定該資產是否有減值虧損。如該資產之估計可收回款額少於其所載帳面值，資產所載面值會減少至可收回款額，減值虧損將予即時確認。除該資產以其他基準估值列帳，此時減值將作重估減值處理。

倘減值虧損其後逆轉，資產之賬面值增至經修訂估計可收回款額數額，但已增加之賬面值不可超過假設該項資產於過往年度確認為無減值虧損而釐定之面額。除非有關資產以重估款額列賬，則減值虧損逆轉將被視為重估增值，否則減值虧損逆轉將即時確認為收入。

三　重要會計決策（續）

(o)　存貨

存貨乃指零售、酒店飲食存貨及貿易貨品，此等均以成本值或可化現淨值之較低者計算於賬項內。成本包括所有採購成本乃按加權平均數計算。可化現淨值是以在日常業務中的估計售價減去銷售所需的估計成本後得出。

(p)　應收售樓分期款

應收售樓分期款乃售出樓宇收益之應收款。買家支付之分期供款包括本金及利息，而利息乃根據簽定之利率在剩餘之欠款計算出來。結算日後十二個月內之應收售樓分期款已列入流動資產項內。

(q)　租約

倘租約條款將有關資產大部份擁有權之風險及回報轉移予本集團，則有關租約列為融資租約。

根據融資租約持有之資產於購入日期按其公平值或最低租賃款現備之較低者計算入賬而資產有可能最終被轉讓。除非不能合理地確認本公司將得到出租資產之擁有權，出租資產的折舊是同其他資產的折舊相同，以估計可用年數或租期之較短者折舊。

租賃付款可分配為財務費用及減少未付的債務，財務費在租期內支銷下，以為各會計期間之債務結餘得出一個貫徹之定期支出比率。

除融資租約外其他都列為營運租約，應付租金扣除激勵措施後，乃以個別租賃期按直線法計入收益表內。

(r)　開發成本

研究及開發成本，包括網站／入門網站開發成本，均於產生時記入收益表，惟不包括與已清楚界定的項目有關及可合理地肯定能產生未來利益的產品的開發成本。則該開發成本會從該項目作商業營運開始之日起，在該項目的營運期限內被遞延及撇銷。

(s)　借貸成本

經購入、建造或生產之合資格資產為取得一段長時間籌備作原定用途或銷售而直接產生之借貸成本均資本化為該資產之部份成本，直至該等工作完成為止。用於待定合資格資產之特定借貸所產生之短期投資收入於借貸成本資本化扣除。

其他借貸成本均作為本年度之開支。

(t)　退休福利計劃

界定供款退休計劃及強制性公積金供款計劃中僱主之供款，均於產生時計入收益表。

(u)　外幣換算

以外幣計價之交易乃按交易日期之實際率換算。以外幣計價之貨幣資產及負債則按結算日之實際率換算。因匯兑而引起之損益均撥入損益賬處理。

在綜合賬目時，集團海外經營項目之資產及負債按結算日之實際率換算。而所有收入及支出項目乃按本期平均匯率中算為港元，而所產生之匯率損益均轉入匯率儲備賬。當上述經營項目出售時，該損益會確認為當期收入或支出。

三 重要會計決策(續)

(v) 稅項

稅項支出乃根據本年度業績就無須課稅或不獲寬減之項目作出調整而計算。就稅務所確認與賬目所確認於不同會計期間之若干收入及支出項目會產生時差。根據負債法計算之時差稅務影響乃於賬目內確認,作為遞延稅項,數額以可見將來可能出現之負債或資產為限。

四 營業額

	本集團	
	2003 港幣千元	2002 港幣千元
酒店業務	**71,828**	84,696
資訊科技服務收入	**83,725**	67,437
租金收入	**562,500**	539,976
銷貨收入	**117,924**	116,791
銷售物業	**643**	2,967
保安服務	**72,896**	73,373
通行費收入	**215,704**	220,992
佣金收入	**—**	25,421
其他	**56,025**	56,669
	1,181,245	1,188,322

五 業務及地區之分部

業務之分部

本集團用以劃分作首要分部呈報之業務如下：

物業租賃 — 物業租金
酒店經營 — 酒店經營及管理
百貨業務 — 百貨業務經營及管理
基建項目 — 基建項目投資
其他 — 出售物業，清潔服務，保安服務及提供資訊科技服務

本集團各業務之分部資料如下：

二零零三年

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
收入及業績							
營業額	562,500	71,828	117,924	215,704	213,289	—	1,181,245
其他營運收入	3,973	750	1,381	440	63,209	—	69,753
對外收入	566,473	72,578	119,305	216,144	276,498	—	1,250,998
分部間收入	53,228	1,800	—	—	5,474	(60,502)	—
總收入	619,701	74,378	119,305	216,144	281,972	(60,502)	1,250,998

集團分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
分部業績	314,230	(8,730)	39	138,738	14,620	(7)	458,890
利息收入							28,701
出售證券投資溢利	—	—	—	—	12,815	—	12,815
持有未實現盈利之證券投資	—	—	—	—	63,104	—	63,104
物業，廠房及設備減值	—	—	—	—	(14,318)	—	(14,318)
待發展物業減值	—	—	—	—	(6,404)	—	(6,404)
待出售已建成物業減值	—	—	—	—	(46,302)	—	(46,302)
未能分項之費用							(30,027)
經營溢利							466,459
財務費用							(33,240)
應佔聯營公司業績							1,539,060
出售聯營公司權益溢利							1,734
商譽攤銷							(50,555)
除税項前溢利							1,923,458
税項							(253,528)
除少數股東權益前溢利							1,669,930
少數股東權益							(44,173)
本年度溢利							1,625,757

五 業務及地區之分部（續）

業務之分部（續）

二零零三年

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	綜合 港幣千元
資產負債表						
資產						
資產分部	4,186,677	740,461	53,310	1,294,424	1,171,775	7,446,647
聯營公司權益						13,222,062
聯營公司欠款						126,909
未能分項之資產						944,402
綜合總資產						21,740,020
負債						
負債分部	93,513	4,140	89,901	18,237	46,934	252,725
未能分項之負債						959,976
綜合總負債						1,212,701
其他資料						
資本支出	—	94	8,981	454	15,550	25,079
折舊及攤銷	—	(888)	(12,851)	(38,194)	(21,605)	(73,538)

五 業務及地區之分部(續)

業務之分部(續)

二零零二年

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
收入及業績							
營業額	539,976	84,696	142,212	220,992	200,446	—	1,188,322
其他營運收入	4,199	735	1,661	532	60,743	—	67,870
對外收入	544,175	85,431	143,873	221,524	261,189	—	1,256,192
分部間收入	62,509	1,740	—	—	4,524	(68,773)	—
總收入	606,684	87,171	143,873	221,524	265,713	(68,773)	1,256,192

集團分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
分部業績	338,897	(10,590)	2,022	145,334	(45,352)	397	430,708
利息收入							24,269
出售證券投資溢利	—	—	—	—	2,285	—	2,285
持有未實現虧損之證券投資	—	—	—	—	(52,504)	—	(52,504)
物業,廠房及設備減值	—	—	—	—	(60,260)	—	(60,260)
證券投資減值	—	—	—	—	(11,002)	—	(11,002)
未能分項之費用							(27,471)
經營溢利							306,025
財務費用							(65,559)
出售附屬公司權益虧損							(4,417)
應佔聯營公司業績							1,580,147
出售聯營公司權益溢利							134,455
聯營公司減值撤回							120,000
商譽攤銷							(38,000)
除稅項前溢利							2,032,651
稅項							(250,132)
除少數股東權益前溢利							1,782,519
少數股東權益							(2,361)
本年度溢利							1,780,158

五　業務及地區分部（續）

業務之分部（續）

二零零二年

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	綜合 港幣千元 （重列）
資產負債表						
資產						
資產分部	4,495,993	742,656	58,333	1,331,154	1,374,155	8,002,291
聯營公司權益						13,787,202
聯營公司欠款						126,560
未能分項之資產						1,048,886
綜合總資產						22,964,939
負債						
負債分部	85,600	6,061	112,281	21,971	42,220	268,133
未能分項之負債						1,909,650
綜合總負債						2,177,783
其他資料						
資本支出	—	227	17,198	5,623	14,341	37,389
折舊及攤銷	—	(894)	(11,644)	(36,234)	(34,377)	(83,149)

五 業務及地區分部(續)

地區分部

本集團之銷售物業、物業租賃、酒店經營、百貨業務、保安服務及資訊科技服務皆於香港運作。所有基建項目投資,皆位於中華人民共和國(「中國」)其他地區。

本集團營業額按地區分佈,當中包括銷售貨品及提供服務分析如下:

二零零三年

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	**952,352**	**228,893**	**1,181,245**
其他營運收入	**67,401**	**2,352**	**69,753**
對外收入	**1,019,753**	**231,245**	**1,250,998**

按所在地區劃分之分部資產賬面值及物業、廠房及設備增加之分析如下:

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
分部資產賬面值	**20,295,694**	**1,444,326**	**21,740,020**
物業、廠房及設備之增加	**24,347**	**732**	**25,079**

二零零二年

	香港 港幣千元 (重列)	中國 港幣千元	綜合 港幣千元 (重列)
營業額	961,110	227,212	1,188,322
其他營運收入	60,570	7,300	67,870
對外收入	1,021,680	234,512	1,256,192

按所在地區劃分之分部資產賬面值及物業、廠房及設備增加之分析如下:

	香港 港幣千元 (重列)	中國 港幣千元	綜合 港幣千元 (重列)
分部資產賬面值	21,581,900	1,383,039	22,964,939
物業、廠房及設備之增加	31,700	5,689	37,389

本集團主要聯營公司業績之分部資料列於第173頁至第179頁。

六 其他營運收入

	本集團	
	2003	2002
	港幣千元	港幣千元
提前終止合約之賠償	**43**	187
利息收入	**28,701**	24,269
有牌價投資證券股息	**53,840**	28,048
無牌價投資證券股息	**2,966**	7,083
贊助費	**1,388**	1,584
其他收入	**11,516**	30,968
	98,454	92,139

七 經營溢利

	本集團	
	2003	2002
	港幣千元	港幣千元
經營溢利已扣除下列項目：		
壞帳撥備	**4,511**	178
核數師酬金	**3,323**	2,969
確認為開支之存貨成本	**122,627**	128,346
確認為開支之物業成本	**46,634**	2,145
折舊及攤銷		
自置資產	**73,085**	82,450
以融資租賃持有的資產	**453**	699
開發成本	**41**	17
出售物業、廠房及設備之虧損	**1,269**	7,154
營運租約租金最少租賃付款項		
出租物業	**90,095**	85,289
電訊網絡設施	**8,731**	12,236
員工成本包括董事酬金	**215,274**	221,313
及已計入下列收益：		
除支銷港幣119,898,000元（2002年 — 港幣111,209,000元）後投資物業之租金收益（附註a）	**210,105**	230,627
其他除支銷後之租金收益（附註a及b）	**67,925**	60,393

附註：

(a) 包括投資物業及其他物業所收之或然租金港幣89,257,000元（2002年 — 港幣66,777,000元）。

(b) 其中包括租金收入港幣1,619,000元（2002年 — 港幣1,894,000元）來自共同控制資產扣除支出港幣573,000元（2002年 — 港幣583,000元）。

八 財務費用

	本集團	
	2003 港幣千元	2002 港幣千元
由下列借貸產生的利息		
須於五年內全數償還的銀行貸款及透支	**18,143**	57,006
須於五年後全數償還的銀行貸款及透支	**11,442**	—
租賃款	**70**	226
其他借款	**3,585**	8,327
	33,240	65,559

九 聯營公司減值撥回

於二零零二年六月三十日重新檢討有關投資聯營公司賬面值後，逆轉過往年度已確認減值之虧損。

十 董事酬金

	本集團	
	2003 港幣千元	2002 港幣千元
董事袍金	**360**	360
其他酬金	**180**	180
酬金總額	**540**	540

除董事袍金港幣60,000元(2002年 — 港幣60,000元)及其他酬金港幣100,000元(2002年 — 港幣100,000元)，截至二零零三年六月三十日兩年內並無支付獨立非執行董事酬金。

有關期間各董事之酬金均介乎港幣零元至港幣1,000,000元之間。

本年度內，董事並無達成任何安排予以放棄或同意放棄其酬金。

若干董事於本公司為其成員之中間控股公司收取其於本集團之服務酬金。

由於各董事之意見，將酬金按其服務分配各附屬公司之方法並不可行，故酬金未可予配各附屬公司。

十一 僱員酬金

本集團五位最高薪酬之員工（非董事），其薪酬如下：

	本集團	
	2003	2002
	港幣千元	港幣千元
基本薪金、津貼及實物利益	**5,593**	5,958
退休福利計劃供款	**158**	157
花紅	**215**	535
	5,966	6,650

彼等之薪酬介乎下列組別：

	員工數目	
	2003	2002
酬金級別		
無 — 港幣1,000,000元	**2**	1
港幣1,000,001 — 港幣1,500,000元	**2**	2
港幣1,500,001 — 港幣2,000,000元	**1**	2
	5	5

十二 税項

	本集團	
	2003	2002
	港幣千元	港幣千元
税項包括：		
本年度		
香港	**34,616**	30,156
中國	**12,072**	9,040
	46,688	39,196
前年度準備（多計）少計		
香港	**(52)**	2,893
	46,636	42,089
應佔聯營公司之税項	**206,892**	208,043
	253,528	250,132

香港利得税乃按年內估計應課税溢利17.5%計算（2002年：16%）。

香港以外税項準備乃按年內之適用税率就年內在有關境外司法管轄區賺取之估計應課税溢利計算。

本年度並無作出可發生之遞延税項收入之準備，見附註卅三。

十三 股息

	2003 港幣千元	2002 港幣千元
已派中期股息 — 每股港幣11仙(2002年 — 每股港幣11仙)	**309,906**	309,906
擬派末期股息 — 每股港幣11仙(2002年 — 每股港幣11仙)	**309,906**	309,906
	619,812	619,812

十四 每股盈利

每股盈利乃根據本年度溢利淨值港幣1,625,757,000元(2002年 — 港幣1,780,158,000元),並按年內已發行之2,817,327,395股(2002年 — 2,817,327,395股)普通股計算。截至二零零三年六月三十日止之兩年內並無攤薄每股盈利,因無潛在攤薄股份存在。

十五 投資物業

	本集團 港幣千元
二零零二年七月一日	4,215,740
重估跌價	(267,554)
二零零三年六月三十日	3,948,186

代表:

	本集團	
	2003 港幣千元	2002 港幣千元
長期租約並位於香港	**967,023**	1,030,325
中期租約並位於香港	**2,981,163**	3,185,415
	3,948,186	4,215,740

所有投資物業均於二零零三年六月三十日由外聘之專業估價師戴德梁行按公開市場價值作出重估。投資物業之重估虧損已記賬入投資物業重估儲備內。

集團之所有投資物業以營運租約租出。

香港投資物業賬面值港幣356,586,000元(2002年 — 港幣399,440,000元)乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總估值以業權擁有比率所攤分之數。

十六 物業、廠房及設備

	酒店物業 港幣千元	其他土地及樓宇 港幣千元	高速公路經營權 港幣千元	橋 港幣千元	施工中之物業 港幣千元	物業裝修、傢具設備及車輛 港幣千元	合計 港幣千元
本集團							
成本值或估值							
二零零二年七月一日	736,000	54,808	789,529	655,617	974	394,443	2,631,371
添置	—	—	—	136	56	24,887	25,079
出售	—	(1)	—	—	—	(28,251)	(28,252)
重新分類	—	—	—	—	(1,018)	1,018	—
二零零三年六月三十日	736,000	54,807	789,529	655,753	12	392,097	2,628,198
包括：							
成本值	—	54,807	789,529	655,753	12	392,097	1,892,198
估值於二零零三年六月三十日	736,000	—	—	—	—	—	736,000
	736,000	54,807	789,529	655,753	12	392,097	2,628,198
折舊、攤銷及減值							
二零零二年七月一日	—	7,717	66,287	65,800	—	253,963	393,767
本年內折舊準備	—	1,249	21,239	14,250	—	36,800	73,538
於出售時撇除	—	—	—	—	—	(24,336)	(24,336)
減值虧損(附註)	—	—	—	—	—	14,318	14,318
二零零三年六月三十日	—	8,966	87,526	80,050	—	280,745	457,287
賬面淨值							
二零零三年六月三十日	736,000	45,841	702,003	575,703	12	111,352	2,170,911
二零零二年六月三十日	736,000	47,091	723,242	589,817	974	140,480	2,237,604

十六 物業、廠房及設備(續)

	酒店物業		其他土地及樓宇		高速公路經營權		橋		施工中之物業	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	港幣千元	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元
長期租約並位於										
一香港	**216,000**	216,000	**1**	1	**—**	—	**—**	—	**—**	—
一中國	**—**	—	**915**	959	**—**	—	**—**	—	**—**	—
中期租約並位於										
一香港	**520,000**	520,000	**42,059**	43,077	**—**	—	**—**	—	**—**	—
一中國	**—**	—	**2,866**	3,054	**702,003**	723,242	**575,703**	589,817	**12**	974
	736,000	736,000	**45,841**	47,091	**702,003**	723,242	**575,703**	589,817	**12**	974

所有酒店物業均於二零零三年六月三十日由外聘之專業估價師戴德梁行按公開市場價值作出重估。

其中根據融資租賃持有之車輛及設備賬面淨值金額為港幣634,000元(2002年 — 港幣1,087,000元)。

集團之高速公路經營權已抵押以獲取銀行借貸款。

附註:

本年內,資訊服務面對困難之營運環境及中國零售業務已縮減經營規模。根據本集團估計相關資產之可收回數額,對數據中心、網絡器材與設施及部份物業裝修賬面金額之減值分別為港幣3,857,000元(2002年 — 港幣60,260,000元)及港幣10,461,000元(2002年 — 無)。

	傢具設備 港幣千元
本公司	
成本值	
二零零二年七月一日及二零零三年六月三十日	21
折舊	
二零零二年七月一日及二零零三年六月三十日	21
賬面淨值	
二零零三年六月三十日及二零零二年六月三十日	—

十七 待發展物業

本集團

待發展物業已包括之利息資本化為港幣618,000元(2002年 — 港幣618,000元)。

十八 附屬公司權益

	本公司	
	2003 港幣千元	2002 港幣千元
無牌價股份，成本值	**2,107,070**	2,263,258

附屬公司之資料詳列167頁至171頁。

十九 聯營公司權益

	本集團		本公司	
	2003 港幣千元	2002 港幣千元 (重列)	**2003** 港幣千元	2002 港幣千元
無牌價股份				
股價，成本值	**—**	—	**164,226**	167,183
所佔資產淨值	**401,706**	466,329	**—**	—
	401,706	466,329	**164,226**	167,183
香港有牌價股份				
所佔資產淨值	**11,892,923**	12,460,631	**—**	—
購置聯營公司所產生之商譽	**1,190,913**	1,073,167	**—**	—
攤銷	**(104,555)**	(45,000)	**—**	—
	1,086,358	1,028,167	**—**	—
購置聯營公司所產生之負商譽	**(174,925)**	(174,925)	**—**	—
釋放至收益表	**16,000**	7,000	**—**	—
	(158,925)	(167,925)	**—**	—
	12,820,356	13,320,873	**—**	—
	13,222,062	13,787,202	**164,226**	167,183
有牌價股份市值	**22,578,027**	23,688,952	**—**	—

在綜合收益表內，商譽(負商譽)按二十年以直線法攤銷(釋放)。

聯營公司之資料詳列第172頁。

二十 證券投資

	持有至到期證券		投資證券		其他投資		合計	
	2003 港幣千元	2002 港幣千元	**2003** 港幣千元	2002 港幣千元	**2003** 港幣千元	2002 港幣千元	**2003** 港幣千元	2002 港幣千元
本集團								
股份								
有牌價 — 香港	**—**	—	**—**	545,674	**640,070**	121,314	**640,070**	666,988
無牌價	**—**	—	**51,558**	50,058	**41,218**	40,563	**92,776**	90,621
	—	—	**51,558**	595,732	**681,288**	161,877	**732,846**	757,609
債務證券								
有牌價 — 香港以外	**11,699**	83,123	**—**	—	**—**	—	**11,699**	83,123
無牌價	**173,092**	280,908	**—**	—	**—**	—	**173,092**	280,908
	184,791	364,031	**—**	—	**—**	—	**184,791**	364,031
有牌價股份市值	**11,443**	84,267	**—**	486,140	**640,070**	121,314	**651,513**	691,721
報告之目的為分析賬面值：								
流動	**130,389**	216,700	**—**	—	**80,880**	—	**211,269**	216,700
非流動	**54,402**	147,331	**51,558**	595,732	**600,408**	161,877	**706,368**	904,940
	184,791	364,031	**51,558**	595,732	**681,288**	161,877	**917,637**	1,121,640

	其他投資	
	2003 港幣千元	2002 港幣千元
本公司		
股份		
無牌價	**30**	30
報告之目的為分析賬面值：		
非流動	**30**	30

廿一 投資公司欠款

	本集團	
	2003 港幣千元	2002 港幣千元
還款期如下：		
一年內	**1,613**	630
一年後	**4,725**	5,670
	6,338	6,300
減：列入流動資產之一年內到期欠款	**(1,613)**	(630)
	4,725	5,670

無擔保之金額包括其一金額港幣6,300,000元(2002年 — 港幣6,300,000元)按每年10%(2002年 — 10%)計算利息並分期償還，二零零六年十月為最後一期款項。餘下欠款是免息及沒有固定償還期。

廿二 存貨

本集團

其中港幣1,323,000元(2002年 — 港幣1,131,000元)貨物之賬面值按可化現淨值列賬。

廿三 待出售已建成物業

本集團

待出售已建成物業賬面值港幣29,536,000元(2002年 — 港幣30,686,000元)乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總成本值以業權擁有比率所攤分之數。

待出售已建成物業賬面值港幣187,154,000元(2002年 — 港幣86,501,000元)按可化現淨值列賬。

廿四 應收賬項、按金及預付費用

本集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納的。零售方面，大部份交易是以現金結算。而其他貿易應收賬是按個別合約繳款條文而繳付其賬項的。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

本集團之貿易應收賬款(扣除壞賬準備)之賬齡分析如下：

	本集團	
	2003 港幣千元	2002 港幣千元
一個月內到期	**57,410**	29,284
一至三個月內	**23,983**	31,868
三至六個月內	**6,206**	5,110
超過六個月	**3,879**	7,451
	91,478	73,713
預付費用、按金及其他應收賬款	**164,249**	393,880
	255,727	467,593

廿五 應付賬項及應付費用

本集團之貿易及其他應付賬項內之應付貿易賬款之賬齡分析，以到期日分析如下：

	本集團 2003 港幣千元	本集團 2002 港幣千元
欠款一個月內及按要求還款	**110,620**	140,526
欠款一個月後及三個月內	**42,139**	44,240
欠款三個月後及六個月內	**4,155**	4,053
超過六個月	**5,757**	4,186
	162,671	193,005
租按及其他應付賬款	**97,946**	95,402
總應付賬項及應付費用	**260,617**	288,407

廿六 借款

	本集團 2003 港幣千元	本集團 2002 港幣千元
銀行借款	**536,985**	1,494,524
其他借款	**26,320**	26,320
銀行透支	**36,987**	42,330
	600,292	1,563,174
擔保	**259,485**	294,614
不受擔保	**340,807**	1,268,560
	600,292	1,563,174

借款乃按現行市場利率計息，還款期如下：

	2003 港幣千元	2002 港幣千元
一年內	**360,243**	430,772
一年至二年內	**65,485**	996,257
二年至五年內	**109,289**	70,870
超過五年	**65,275**	65,275
	600,292	1,563,174
減：列入流動負債之一年內到期款項	**(360,243)**	(430,772)
一年後到期款項	**240,049**	1,132,402

廿七 受約束的融資租賃

於結算日，受約束的融資租賃最低租賃款總額與現值在以下期間：

	本集團			
	未付之最低租賃款總額		現值	
	2003	2002	**2003**	2002
	港幣千元	港幣千元	港幣千元	港幣千元
一年內	**51**	487	**47**	417
一年後至五年內	**—**	51	**—**	47
	51	538	**47**	464
減：未來財務費用	**(4)**	(74)	**—**	—
現有租期之承擔	**47**	464	**47**	464
列入流動負債之一年內到期款項			**(47)**	(417)
列入非流動負債			**—**	47

而最低租賃款總額及現值之差額代表租賃折扣。

本集團以融資租賃購買之車輛及設備，平均年期為二年。

廿八 股本

	2003	2002
	港幣千元	港幣千元
法定股本：		
3,000,000,000普通股，每股面值港幣二角	**600,000**	600,000
發行及繳足股本：		
2,817,327,395（2002年 — 2,817,327,395）普通股，每股面值港幣二角	**563,466**	563,466

截至二零零三年六月三十日止之兩年度並無股本變更。

廿九 儲備

	投資物業重估儲備 港幣千元	其他物業重估儲備 港幣千元	資本儲備 港幣千元	股份溢價 港幣千元	股息儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
本集團							
二零零一年七月一日結存							
前期報告	2,969,661	527,432	12,909	6,158,568	338,079	8,679,539	18,686,188
前期調整(附註a)	—	—	—	—	—	(76,987)	(76,987)
重新列報	2,969,661	527,432	12,909	6,158,568	338,079	8,602,552	18,609,201
已派末期股息	—	—	—	—	(338,079)	—	(338,079)
重估盈餘(虧損)							
本公司及其附屬公司	(56,948)	(94,000)	—	—	—	—	(150,948)
聯營公司	34,327	—	—	—	—	—	34,327
本年度溢利	—	—	—	—	—	1,780,158	1,780,158
重估儲備之變現	(443)	(23,436)	—	—	—	—	(23,879)
出售聯營公司之變現	(282,290)	—	—	—	—	—	(282,290)
已派中期股息	—	—	—	—	—	(309,906)	(309,906)
擬派末期股息	—	—	—	—	309,906	(309,906)	—
二零零二年七月一日結存	2,664,307	409,996	12,909	6,158,568	309,906	9,762,898	19,318,584
已派末期股息	—	—	—	—	(309,906)	—	(309,906)
重估虧損							
本公司及其附屬公司	(264,585)	—	—	—	—	—	(264,585)
聯營公司	(940,552)	—	—	—	—	—	(940,552)
本年度溢利	—	—	—	—	—	1,625,757	1,625,757
重估儲備之變現	(3,315)	(39,472)	—	—	—	—	(42,787)
已派中期股息	—	—	—	—	—	(309,906)	(309,906)
擬派末期股息	—	—	—	—	309,906	(309,906)	—
二零零三年六月三十日結存	1,455,855	370,524	12,909	6,158,568	309,906	10,768,843	19,076,605
本公司							
二零零一年七月一日結存	—	—	3,461	6,158,568	338,079	4,547,755	11,047,863
已派末期股息	—	—	—	—	(338,079)	—	(338,079)
本年度溢利	—	—	—	—	—	785,570	785,570
已派中期股息	—	—	—	—	—	(309,906)	(309,906)
擬派末期股息	—	—	—	—	309,906	(309,906)	—
二零零二年七月一日結存	—	—	3,461	6,158,568	309,906	4,713,513	11,185,448
已派末期股息	—	—	—	—	(309,906)	—	(309,906)
本年度溢利	—	—	—	—	—	598,730	598,730
已派中期股息	—	—	—	—	—	(309,906)	(309,906)
擬派末期股息	—	—	—	—	309,906	(309,906)	—
二零零三年六月三十日結存	—	—	3,461	6,158,568	309,906	4,692,431	11,164,366

廿九 儲備(續)

上文之儲備包括下列由本集團分佔之聯營公司收購後儲備：

	投資物業重估儲備 港幣千元	其他物業重估儲備 港幣千元	資本儲備 港幣千元	股份溢價 港幣千元	股息儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
二零零一年七月一日結存							
前期報告	1,248,937	62,908	—	—	—	3,529,628	4,841,473
前期調整(附註a)	—	—	—	—	—	(76,987)	(76,987)
重新列報	1,248,937	62,908	—	—	—	3,452,641	4,764,486
重估盈餘	34,327	—	—	—	—	—	34,327
重估儲備之變現	(443)	(23,436)	—	—	—	—	(23,879)
出售聯營公司之變現	(282,290)	—	—	—	—	28,177	(254,113)
本年度溢利	—	—	—	—	—	490,867	490,867
二零零二年七月一日結存	1,000,531	39,472	—	—	—	3,971,685	5,011,688
重估虧損	(940,552)	—	—	—	—	—	(940,552)
重估儲備之變現	(3,315)	(39,472)	—	—	—	—	(42,787)
本年度溢利	—	—	—	—	—	464,572	464,572
二零零三年六月三十日結存	56,664	—	—	—	—	4,436,257	4,492,921

附註：

(a) 因會計政策之變更，溢利保留及本集團所佔之聯營公司收購後儲備已重新列賬。

(b) 本公司於結算日可供派發給股東之儲備已包括股息儲備及溢利保留結存分別為港幣309,906,000元和港幣4,692,431,000元(2002年 — 港幣309,906,000元和港幣4,713,513,000元)。

三十 少數股東權益

本集團

欠少數股東款項港幣156,613,000元(2002年 — 港幣186,782,000元)已包括在內。

已得少數股東同意，由結算日起十二個月內無需償還款項。

卅一 出售附屬公司

	2003 港幣千元	2002 港幣千元
出售資產淨值：		
物業、廠房及設備	—	14,836
待發展物業	—	2,922
存貨	—	216
應收賬項、按金及預付費用	—	444
母公司欠款	—	151
銀行結存及現金	—	245
應付賬項及應付費用	—	(814)
税項	—	(45)
資產淨值	—	17,955
出售之虧損	—	(4,417)
代價	—	13,538
支付方式：		
現金代價	—	13,538
出售後淨現金流入：		
現金代價	—	13,538
出售後所得銀行結存及現金	—	(245)
	—	13,293

上年度出售附屬公司對本集團之現金流量或經營結果並沒有重大貢獻。

卅二 主要非現金交易

於二零零二年六月三十日，尚剩餘未收之出售聯營公司款為港幣257,903,000元。

卅三 遞延稅項

於結算日，未經撥備之未確認潛在遞延稅項資產(負債)之主要項目如下：

	本集團		本公司	
	2003 港幣千元	2002 港幣千元	**2003** 港幣千元	2002 港幣千元
因時差而產生之稅項影響，其原因包括：				
稅項折舊準備超出會計折舊準備	**(37,737)**	(24,326)	**—**	—
未使用之稅務虧損	**220,723**	197,684	**1,554**	378
其他時間性差異	**—**	62	**—**	—
	182,986	173,420	**1,554**	378

本年度未撥備之遞延稅項之(收入)支出數額如下：

	本集團		本公司	
	2003 港幣千元	2002 港幣千元	**2003** 港幣千元	2002 港幣千元
因時差而產生之稅項影響，其原因包括：				
稅項折舊準備超出(不足)會計折舊準備	**11,130**	(3,711)	**—**	—
(產生)使用之稅務虧損	**(4,506)**	(6,875)	**1,176**	3,012
其他時間性差異	**68**	(78)	**—**	—
稅率改變之影響	**(16,258)**	—	**—**	—
	(9,566)	(10,664)	**1,176**	3,012

基於稅務虧損而產生之遞延稅項資產未知會否於可見將來變現，遞延稅項資產並未於財務報表確定。

因為出售集團的投資物業及酒店物業所產生之盈利是不須繳稅，所以並沒有就這些資產的重估盈餘提撥遞延稅項。因此，重估所產生的盈餘並不構成時間性差異。

卅四 共同控制資產

已建成之物業包括集團所佔共同控制資產之權益，其賬面總值為港幣17,998,000元(2002年 — 港幣35,493,000元)。應付賬款及應付費用當中包含本集團應佔共同控制資產所引起之負債為港幣411,000元(2002年 — 港幣451,000元)。

卅五 已抵押銀行存款／銀行結存及現金

於中國受外滙條例管制之已抵押銀行存款、現金及銀行結存項目總數為港幣118,519,000元(2002年 — 港幣76,593,000元)。

卅六 股份期權計劃

於二零零零年六月二十八日，本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)根據首次公開招股前購期權計劃(「首次購股份期權計劃」)，授予本公司、其控股公司、附屬公司、同母系附屬公司及聯號公司的若干董事及僱員認購合共32,000,000股之恒基數碼股份之購股權，代價為港幣1元。

根據首次購股權計劃之規定及條款，每位承授人將可以每股港幣1.25元之認購價，(i)在二零零零年七月十四日起十二個月結束後任何時間行使獲授予的購股權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

本公司亦於二零零零年十月四日根據股份期權計劃，授出認購合共150,000股之恒基數碼股份之購股權予本集團若干僱員，代價為港幣1元。

根據股份期權計劃之規定及條款每位承授人將可以每股港幣0.89元之認購價，(i)在二零零零年十月十六日(接納購股權之日)起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使授予的購股權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

二零零三年

	於二零零二年七月一日之股份期權數目	於年度內已告作廢之股份期權數目	重新歸類	於二零零三年六月三十日之股份期權數目
期權計劃				
董事	**9,200,000**	**—**	**—**	**9,200,000**
僱員	**1,250,000**	**—**	**600,000**	**1,850,000**
其他參與人	**17,300,000**	**(100,000)**	**(600,000)**	**16,600,000**
	27,750,000	**(100,000)**	**—**	**27,650,000**
股份期權計劃				
僱員	**100,000**	**—**	**—**	**100,000**

二零零二年

	於二零零二年七月一日之股份期權數目	於年度內已告作廢之股份期權數目	重新歸類	於二零零三年六月三十日之股份期權數目
期權計劃				
董事	9,200,000	—	—	9,200,000
僱員	1,300,000	(50,000)	—	1,250,000
其他參與人	19,150,000	(1,850,000)	—	17,300,000
	29,650,000	(1,900,000)	—	27,750,000
股份期權計劃				
僱員	100,000	—	—	100,000

卅七 員工退休計劃

本集團的香港僱員均參與職業退休金計劃條例所界定的定額供款公積金計劃－恒基兆業公積金(「公積金」)或下述的另一界定供款計劃(「另項界定供款計劃」)或於強制性公積金計劃條例(「強積金條例」)登記之計劃(「強積金」)。

公積金的供款是按僱員的基本月薪由參與的僱主按4%至6%比率支付,僱員則支付2%。當僱員失去享有僱主供款部份之權利時,所沒收的僱主供款不得用以扣減僱主的日後供款。

至於另項界定供款計劃,供款由僱主及僱員各按僱員月薪5%共同供款,僱主可運用已沒收之供款減低應付供款額。本年度內動用之沒收供款為港幣192,000元(2002年 — 港幣155,000元)。於二零零三年六月三十日,並無尚可動用之沒收供款(2002年 — 無)。

於二零零零年十二月一日或之後僱員不可加入公積金或另項界定供款計劃。

本集團僱員若非公積金或另項界定供款計劃之會員則參與強積金計劃。除強積金條例規定之最低利益外,本集團為參與強積計劃之僱員提供自願性補貼福利。當僱員失去享有僱主供款部份之權利時,所沒收的僱主供款可用以扣減僱主的日後供款。本年度內動用之沒收供款為港幣312,000元(2002年 — 無)。於二零零三年六月三十日,並無尚可動用之沒收供款餘額(2002年 — 港幣278,000元)。

本集團亦為國內僱員參與由中國政府組織及施行之養老保險計劃,只需負責按僱員工資總額之若干百分比作出供款。

本集團截至二零零三年六月三十日共有退休福利成本港幣7,968,000元(2002年 — 港幣8,606,000元)計入收益表。

卅八 資本承擔

	本集團	
	2003	2002
	港幣千元	港幣千元
已簽約之物業收購、廠房及設備、物業發展及裝修費用承擔	**14,579**	14,579
已簽約之系統開發費用承擔	**907**	—
已由董事批准但尚未簽約之系統開發費用	**—**	1,447

卅九 或然負債

	本公司	
	2003	2002
	港幣千元	港幣千元
本公司為附屬公司向銀行發出之擔保	**313,789**	1,242,240

於二零零二年六月三十日,本公司就一間附屬公司的銀行履約擔保承擔或然負債為港幣12,000,000元。該項履約擔保是按照本集團於二零零零年二月十六日獲授及於二零零二年五月三十日修訂的固定電訊網絡服務牌照的條款而提供。

四十 營運租賃承擔

本集團為承租人

於結算日，本集團需付將來所有之最低租賃為不可取消之營運租賃其約滿期如下：

	本集團	
	2003	2002
	港幣千元	港幣千元
一年內到期	**85,292**	55,154
一年後至五年內到期	**111,865**	154,300
五年後到期	**152,082**	256,374
	349,239	465,828

營運租賃承擔乃代表本集團租用商場、電訊網絡設備及若干寫字樓物業所付之租金。商場及寫字樓物業租賃之商議訂定為六個月至二十年以固定租金計算。部份電訊網絡設備租賃是沒有特定條款而其餘的租賃起首期為三個月、六個月或一年，當起首租賃期屆滿後可選擇再續期。沒有任何電訊網絡設備租賃包括或然租金。

本集團為出租人

於結算日，營運租賃物業如下：

	本集團	
	2003	2002
	港幣千元	港幣千元
投資物業	**3,948,186**	4,215,740
其他土地及樓宇	**25,875**	18,215
已建成物業	**176,340**	230,024
待發展物業	**7,222**	12,541

這些物業租期為一年至六年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。

或然租金收入之計算乃根據有關物業之營運收入超出其本來固定月租計算法時，其超出之營業額再計算。

於結算日，將來不可取消之營運租賃最低租賃款期限如下：

	本集團	
	2003	2002
	港幣千元	港幣千元
一年內到期	**319,506**	333,278
一年後至五年內到期	**170,359**	194,379
	489,865	527,657

於結算日，本公司並無營運租賃承擔。

四十一有關連人士的交易

本集團於本年度內曾與有關連人士達成以下之重大交易：

	同母系附屬公司		聯營公司		投資公司	
	2003	2002	**2003**	2002	**2003**	2002
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
會計費用	**5,859**	5,859	**—**	—	**—**	—
代理人佣金	**17,754**	18,407	**—**	—	**—**	—
大廈管理費	**54,065**	57,530	**—**	—	**—**	—
清潔服務費收入	**10,059**	8,153	**—**	—	**—**	—
顧問服務收入	**11,014**	2,584	**2,070**	118	**—**	—
酒店管理費收入	**750**	735	**—**	—	**—**	—
酒店管理費支出	**—**	—	**2,418**	2,927	**—**	—
利息支出	**1,992**	5,610	**—**	—	**—**	—
利息收入	**—**	—	**2,417**	2,436	**—**	—
牌照費	**837**	952	**—**	—	**—**	—
管理費收入	**1,008**	1,131	**—**	—	**—**	—
專業費用	**2,470**	2,538	**1,007**	756	**—**	—
租金支出	**75,787**	70,804	**4,802**	4,718	**—**	—
租金收入	**10,513**	5,596	**—**	—	**—**	—
警衛服務收入	**47,631**	53,194	**—**	—	**—**	—
員工補償費用	**—**	211	**557**	2,460	**—**	—
於結算日						
貸款						
— 免息	**—**	—	**234**	26,097	**4,143**	360
— 計息	**199,414**	159,469	**—**	—	**—**	—
借款						
— 免息	**—**	—	**66,909**	66,560	**38**	—
— 計息	**—**	—	**60,000**	60,000	**6,300**	6,300
	—	—	**126,909**	126,560	**6,338**	6,300
存出租按	**2,727**	2,701	**—**	—	**—**	—

附註：

(1) 除上述按香港銀行同業拆息或市場利率而計算利息之貸款及借款外，其他交易之成交價均以市值，如沒有市值，則以成本加百份比之利潤而釐定。

(2) 本年度，若干聯營公司權益轉入最終控股公司內，虧損為港幣3,000元(2002年：溢利為港幣1,877,000元)。

(3) 本公司之控股公司為若干系內公司提供行政服務，如公司秘書、會計及人事等，因涉及之數額不大，所以該等服務乃免費提供。

四十二比較數字

若干比較數字經予重新分類，以符合本年度之賬項編排。

二零零三年六月三十日

除特別註明外，所有主要附屬公司皆在香港註冊及經營業務。主要附屬公司並沒有發行任何借貸資本。
其有關資料如下：

主要業務		已發行股本資料		股權擁有百分比	
		普通股股數	票面值 港元	本公司 直接	間接
(A) 物業發展					
	凱康有限公司	2	1	100	—
	波加置業有限公司	20,000	100	100	—
	高來置業有限公司	200	100	100	—
	好達置業有限公司	2	1	100	—
	德美置業有限公司	20,000	100	100	—
	富納置業有限公司	10,000	100	100	—
	溢至投資有限公司	2	1	100	—
	加隆置業有限公司	20,000	100	100	—
	Gesund Investment Company Limited	2	100	100	—
	殷利置業有限公司	10,000	100	100	—
	祖利任有限公司	2	1	100	—
	利先置業有限公司	4	100	50	25
	Saxophon Limited	3,000,000	1	100	—
	星飛有限公司	2	1	100	—
	Vignette Investment Limited	2	1	100	—
(B) 物業投資					
**	波雅置業有限公司	2	100	100	—
		*1,000	100	100	—
	世欣發展有限公司	2	1	100	—
**	迪加置業有限公司	2	1	100	—
		*2	1	100	—
**	迪靈傑置業有限公司	2	1	100	—
		*2	1	100	—
	怡福發展有限公司	2	1	100	—
	怡運發展有限公司	2	1	100	—
	新福有限公司	2	1	—	100
	旺偉發展有限公司	1,000	1	100	—
	景協發展有限公司	2	1	—	100
	金龍建業有限公司	12,200	100	100	—
**	鴻順置業有限公司	20,000	100	100	—
	依時威置業有限公司	2	1	100	—
	捷高置業有限公司	2	1	100	—
**	名士威有限公司	2	1	—	66.67
	貫天置業有限公司	10,000	1	100	—
	希祿發展有限公司	10,000	1	—	94.4
**	Vansittart Investment Limited	2	1	100	—
**	偉城企業有限公司	2	1	—	66.67

	主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司 直接	間接
(C)	**財務**				
	恒基兆業發展信貸有限公司	2	1	—	100
	恒基兆業發展財務有限公司	1,000	100	100	—
**	Henderson Investment Finance (2000) Limited	2	1	100	—
**	Henderson Investment Credit (2000) Limited	2	1	100	—
**	數碼財務有限公司	2	1	—	66.67
**	恒基數碼財務有限公司	2	1	—	66.67
(D)	**控股投資**				
	仁嘉發展有限公司	2	1	100	—
	兆展發展有限公司	2	1	—	100
	輝煌企業有限公司	2	1	—	100
	祥貴發展有限公司	2	1	100	—
**	中國投資集團有限公司	300,000	1,000	—	64.06
	迪斯利置業有限公司	2	1	—	100
		*1,000	1	—	100
**	Felix Technology Limited （英屬處女群島註冊及經營業務）	1	美元1	—	100
	Graf Investment Limited	2	1	—	100
		*2	100	—	100
**	恒基數碼科技有限公司 （開曼群島註冊及香港經營業務）	5,000,000,000	0.1	—	66.67
	Higgins Holdings Limited （英屬處女群島註冊及經營業務）	1	美元1	—	100
	Kingsview International Limited （英屬處女群島註冊及經營業務）	1	美元1	100	—
	Laidstone Investments Limited （英屬處女群島註冊及經營業務）	1	美元1	100	—
	Macrostar Investment Limited	2	1	100	—
	Medley Investment Limited	2	1	—	100
		*2	100	—	100
	Mount Sherpa Limited	2	1	—	100
		*2	10	—	100
	Multiglade Holdings Limited （英屬處女群島註冊及經營業務）	1	美元1	—	100

主要附屬公司(續)

二零零三年六月三十日

主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司 直接	間接
(D) 控股投資(續)				
隆添發展有限公司	2	1	—	92.81
** Newspeed Technology Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
Paillard Investment Limited	2	1	—	100
	*2	100	—	100
Podar Limited (英屬處女群島註冊及經營業務)	1	美元1	100	—
Rejoice Investments Limited (英屬處女群島註冊及經營業務)	1	美元1	100	—
** Senway Technology Limited (英屬處女群島註冊及經營業務)	1	美元1	—	66.67
兆堅建業有限公司	1,500	1	94.4	—
	*150,000	100	94.4	—
** St. Helena Holdings Co. Limited (英屬處女群島註冊及經營業務)	3	美元1	100	—
** Superweb Limited (英屬處女群島註冊及經營業務)	1	美元1	—	66.67
Threadwell Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
** Topgoal Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
利耀發展有限公司	2	1	100	—
Wiselin Investment Limited	2	1	—	100

二零零三年六月三十日

主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司 直接	間接
(E) 百貨業務				
千色店有限公司	2	1	—	100
(F) 酒店管理				
** 金麽管理有限公司	2	1	100	—
** 恒基兆業發展酒店管理有限公司	2	1	100	—
(G) 酒店業務				
** 香港麗東酒店有限公司	2	1	100	—
** 九龍麗東酒店有限公司	2	1	100	—
(H) 清潔及保安服務				
** 麗雅清潔服務有限公司	2	1	—	100
宏力保安服務有限公司	10,000	1	—	100
	400 +	1	—	25
(I) 基建項目				
(i) 香港註冊及經營業務				
** 百城實業有限公司	2	1	—	100

(ii) 中國成立及經營業務

	已發行／ 實繳註冊股本	權益擁有百分比 本公司 直接	間接
中外合資經營企業			
** 杭州恒基錢江三橋有限公司	人民幣200,000,000	—	55.69
中外合作經營企業			
** 馬鞍山環通公路發展有限公司	人民幣99,450,000	—	31.39
** 寧波盈輝公路發展有限公司	人民幣88,000,000	—	24.98
** 寧波唯達公路發展有限公司	人民幣96,000,000	—	24.98
** 寧波智領公路發展有限公司	人民幣56,000,000	—	24.98
** 天津萬橋工程發展有限公司	人民幣20,000,000	—	44.84
** 天津津寧路橋建設發展有限公司	人民幣23,680,000	—	44.84

主要附屬公司（續）

二零零三年六月三十日

主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司 直接	間接
(J) 資訊科技				
** 裕基科技有限公司	35,000,000	1	—	61.47
** 智慧居有限公司	2	1	—	66.67
** 恒基數據庫有限公司	2	1	—	66.67
** iCare.com Limited	2	1	—	66.67
(K) 製造				
** 城市食品有限公司	6,136,842	1	—	32.68

* 無表決權遞延股份
** 此等附屬公司非經德勤•關黃陳方會計師行核數。
\+ 優先股

以上為董事局認為對本公司損益賬或資產有重要影響之主要附屬公司。全部附屬公司之名單將附於本公司呈公司註冊處之年報內。

所有主要聯營公司均在香港註冊及經營，其有關資料如下：—

	本集團擁有已發行普通股股權之百分比	主要業務
上市公司		
香港中華煤氣有限公司	36.72	煤氣服務
香港小輪(集團)有限公司	31.33	物業發展
美麗華酒店企業有限公司	43.69	酒店經營
非上市公司		
忠港發展有限公司	50.00	物業投資
名達置業有限公司	50.00	物業發展
星際發展有限公司	33.33	物業投資

以上為董事局認為對本集團損益賬及資產淨值有重要影響之主要聯營公司。

截至二零零三年六月三十日止年度

香港中華煤氣有限公司

綜合損益賬

	六個月止 30/6/2003 港幣百萬元 (未核數)	(重列) 六個月止 30/6/2002 港幣百萬元 (未核數)	年度 31/12/2002 港幣百萬元 (已核數)
營業額	**3,975.6**	3,673.9	6,878.0
除稅前溢利	**2,252.5**	2,031.8	3,581.0
稅項	**(438.5)**	(330.8)	(482.3)
除稅後溢利	**1,814.0**	1,701.0	3,098.7
少數股東權益	**(8.9)**	(6.0)	(11.7)
股東應佔溢利	**1,805.1**	1,695.0	3,087.0
股息	**677.2**	682.9	1,991.8

截至二零零三年六月三十日止，在十二個月內之除稅前溢利內已扣除折舊及攤銷費用共港幣428.2百萬元(2002年 — 港幣437.6百萬元)。

綜合資產負債表

	結算日 31/12/2002 港幣百萬元 (已核數)	(重列) 結算日 31/12/2001 港幣百萬元 (已核數)
物業、廠房及設備	**9,324.2**	11,862.6
聯營公司	**2,539.8**	2,460.2
共同控制公司	**241.6**	208.7
投資證券	**1,651.9**	1,490.2
流動資產淨值	**3,880.7**	2,203.9
	17,638.2	18,225.6
股本	**1,422.7**	1,300.9
股本溢價	**3,907.8**	4,037.1
儲備金	**9,971.8**	10,665.7
擬派股息	**1,308.9**	1,196.9
股東權益	**16,611.2**	17,200.6
少數股東權益	**123.6**	128.7
遠期負債及遞延項目	**903.4**	896.3
	17,638.2	18,225.6

*附註：*因僱員福利及所得稅之會計政策改變，若干比較數字已重新列出，詳載於有關年報內。

香港中華煤氣有限公司(「中華煤氣」)主要從事燃氣生產、輸送與銷售，及經營與燃氣有關之業務。由於集團超過90%之綜合營業額及綜合溢利均在香港產生，故無呈列地區分析。

香港小輪(集團)有限公司

綜合損益賬

	六個月止 **30/6/2003** 港幣百萬元 (未核數)	(重列) 六個月止 30/6/2002 港幣百萬元 (未核數)	年度 31/12/2002 港幣百萬元 (已核數)
營業額	**490.8**	494.0	1,345.0
除税前溢利	**138.6**	140.5	357.6
税項	**(1.7)**	(4.8)	0.8
除税後溢利	**136.9**	135.7	358.4
股息	**28.5**	28.5	99.8

截至二零零三年六月三十日止，在十二個月內之除税前溢利內已扣除折舊及攤銷費用共港幣11.5百萬元(2002年 — 港幣19.9百萬元)。

附註：因所得税之會計政策改變，若干比較數字已重新列出，詳載於有關年報內。

綜合資產負債表

	結算日 31/12/2002 港幣百萬元 (已核數)	結算日 31/12/2001 港幣百萬元 (已核數)
物業、廠房及設備	**281.3**	356.5
投資物業	**132.5**	150.5
發展中物業	**1,538.0**	2,071.2
其他非流動財務資產	**233.8**	48.3
流動資產淨值	**857.2**	288.0
遞延税項	**(0.8)**	(2.8)
	3,042.0	2,911.7
股本	**356.3**	356.3
儲備	**2,685.7**	2,555.4
	3,042.0	2,911.7

主要聯營公司賬目摘要(續)

截至二零零三年六月三十日止年度

香港小輪(集團)有限公司(續)

分部資料

截至二零零三年六月三十日止十二個月

	總收入 港幣千元 (未核數)	分部交易間 港幣千元 (未核數)	來自對外客戶之收入 港幣千元 (未核數)
分部收入			
地產發展及投資	1,115,044	—	1,115,044
渡輪、船廠及相關業務	126,457	(1,932)	124,525
旅遊及酒店業務	100,972	(37)	100,935
其他	60,197	(45,131)	15,066
	1,402,670	(47,100)	1,355,570
分析:			
營業額			1,341,900
其他收入			13,670
			1,355,570

	分部業績 港幣千元 (未核數)	分部交易間 港幣千元 (未核數)	綜合業績 港幣千元 (未核數)
分部業績			
地產發展及投資	438,500	—	438,500
渡輪、船廠及相關業務	(234,590)	141,100	(93,490)
旅遊及酒店業務	(351)	—	(351)
其他	10,887	—	10,887
	214,446	141,100	355,546
應佔聯營公司業績			145
除税前溢利			355,691
税項			3,906
股東應佔溢利			359,597

香港小輪(集團)有限公司*(續)*

分部資料*(續)*

分部資產負債表

截至十二月三十一日

	分部資產		分部間之對銷		總資產	
	2002	2001	**2002**	2001	**2002**	2001
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
地產發展及投資	**2,525,138**	2,516,413	**—**	—	**2,525,138**	2,516,413
渡輪、船廠及相關業務	**253,415**	478,427	**—**	142,916	**253,415**	335,511
旅遊及酒店業務	**75,379**	76,137	**—**	—	**75,379**	76,137
其他	**940,607**	215,733	**—**	—	**940,607**	215,733
總資產	**3,794,539**	3,286,710	**—**	142,916	**3,794,539**	3,143,794

	分部負債		分部間之對銷		總負債	
	2002	2001	**2002**	2001	**2002**	2001
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
地產發展及投資	**700,612**	170,315	**—**	—	**700,612**	170,315
渡輪、船廠及相關業務	**19,563**	25,171	**—**	—	**19,563**	25,171
旅遊及酒店業務	**24,394**	24,485	**—**	—	**24,394**	24,485
其他	**7,917**	12,121	**—**	—	**7,917**	12,121
總負債	**752,486**	232,092	**—**	—	**752,486**	232,092

其他分部資料

	折舊		減值虧損		資本支出	
	2002	2001	**2002**	2001	**2002**	2001
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
地產發展及投資	**50**	8,312	**—**	41,224	**129,246**	70,665
渡輪、船廠及相關業務	**12,711**	14,577	**62,127**	3,195	**162**	260
旅遊及酒店業務	**397**	446	**—**	—	**310**	217
其他	**478**	474	**—**	—	**69**	29
	13,636	23,809	**62,127**	44,419	**129,787**	71,171

香港小輪(集團)有限公司由於來自香港以外業務之收益及經營溢利少於百分之十，故並未提供地理分部之資料。

主要聯營公司賬目摘要(續)

截至二零零三年六月三十日止年度

美麗華酒店企業有限公司

綜合收益賬

	年度 31/3/2003 港幣百萬元 (已核數)	年度 31/3/2002 港幣百萬元 (已核數)
營業額	**1,381.0**	1,546.8
營業溢利	**305.9**	392.7
融資費用	**(43.3)**	(69.2)
應佔聯營公司溢利	**0.8**	2.3
除税前溢利	**263.4**	325.8
税項	**(35.6)**	(69.7)
除税後溢利	**227.8**	256.1
少數股東權益	**6.0**	0.8
股東應佔溢利	**233.8**	256.9
股息	**190.5**	190.5

截至二零零三年三月三十一日止，在十二個月內之除税前溢利內已扣除折舊及攤銷費用共港幣52.6百萬元(2002年 — 港幣55.3百萬元)。

綜合資產負債表

	結算日 31/3/2003 港幣百萬元 (已核數)	結算日 31/3/2002 港幣百萬元 (已核數)
投資物業	**5,416.1**	6,189.4
物業、廠房及設備	**2,057.7**	2,458.1
發展中物業	**270.4**	380.4
聯營公司權益	**42.5**	46.7
非買賣證券	**17.1**	19.1
限制現金	**29.8**	50.4
已抵押存款	**38.7**	38.7
流動(負債)資產淨值	**(83.1)**	44.2
其他遞延項目	**(1,113.5)**	(1,597.8)
	6,675.7	7,629.2
股本	**404.1**	404.1
股本溢價	**287.6**	287.6
儲備	**5,790.3**	6,738.3
股東權益	**6,482.0**	7,430.0
少數股東權益	**193.7**	199.2
	6,675.7	7,629.2

美麗華酒店企業有限公司*(續)*

分部資料

截止三月三十一日止年度

分部收入及業績

	物業投資		物業發展及銷售		酒店擁有及管理		飲食業務		旅遊業務		分部間抵銷		綜合數額	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
對外收入	**356,745**	370,627	**303,161**	423,386	**294,830**	294,519	**120,263**	129,313	**306,033**	328,973	**–**	–	**1,381,032**	1,546,818
分部間收入	**11,819**	11,849	**–**	–	**4,980**	4,903	**–**	–	**953**	690	**(17,752)**	(17,442)	**–**	–
其他對外收入	**5,393**	8,002	**33**	24	**5,906**	5,218	**1,036**	1,236	**1,872**	1,656	**–**	–	**14,240**	16,136
總額	**373,957**	390,478	**303,194**	423,410	**305,716**	304,640	**121,299**	130,549	**308,658**	331,319	**(17,752)**	(17,442)	**1,395,272**	1,562,954
對經營溢利之貢獻	**262,917**	271,499	**(18,430)**	120,235	**110,224**	116,432	**(3,755)**	1,542	**(4,651)**	(2,653)			**346,305**	507,055
聯營公司權益減值													**(83)**	(42,880)
待出售物業減值準備													**(1,758)**	(17,139)
出售固定資產虧損													**(4,786)**	(10,541)
未分配之營運收入及費用													**(33,796)**	(43,797)
經營溢利													**305,882**	392,698
融資費用													**(43,349)**	(69,246)
應佔聯營公司溢利減虧損	**351**	386	**(1,932)**	(2,105)	**2,325**	4,309	**117**	(278)	**–**	–	**–**	–	**861**	2,312
稅項													**(35,563)**	(69,719)
少數股東權益													**5,985**	812
股東應佔溢利													**233,816**	256,857

分部資產負債表

	物業投資		物業發展及銷售		酒店擁有及管理		飲食業務		旅遊業務		分部間抵銷		綜合數額	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分部資產	**5,461,526**	6,290,839	**535,968**	784,807	**2,079,285**	2,339,064	**16,781**	24,475	**27,325**	33,837	**(7,877)**	(7,670)	**8,113,008**	9,465,352
於聯營公司的投資	**846**	550	**27,885**	31,065	**6,842**	9,052	**6,939**	5,990	**–**	–	**–**	–	**42,512**	46,657
未分配資產													**48,954**	67,406
資產總額													**8,204,474**	9,579,415
分部負債	**125,301**	123,971	**25,364**	29,693	**36,361**	31,349	**5,214**	5,395	**33,586**	50,344	**(7,877)**	(7,670)	**217,949**	233,082
未分配負債													**1,310,776**	1,717,115
負債總額													**1,528,725**	1,950,197

主要聯營公司賬目摘要(續)

截至二零零三年六月三十日止年度

美麗華酒店企業有限公司(續)

其他分部資料

	物業投資		物業發展及銷售		酒店擁有及管理		飲食業務		旅遊業務	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資本支出	**1,387**	10,116	**152,023**	194,131	**3,480**	11,239	**257**	406	**209**	526
本年度折舊	**33,545**	33,479	**877**	3,346	**10,086**	9,973	**4,031**	4,037	**872**	992

地區分部

於三月三十一日止

	香港		中國		美國	
	2003	2002	**2003**	2002	**2003**	2002
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
對外客戶之收入	**1,027,978**	1,074,911	**75,375**	91,124	**277,679**	380,783
資產分部	**7,142,531**	8,204,131	**544,977**	598,536	**433,377**	670,355
在本年內資本支出	**4,721**	21,240	**612**	1,047	**152,023**	194,131

Board of Directors 董事局

* Dr. Lee Shau Kee 李兆基博士
  D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.)
  Chairman and Managing Director
  主席兼總經理
* Lee Ka Kit 李家傑
  Vice Chairman
  副主席
* Colin Lam Ko Yin 林高演
  B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.
  Vice Chairman
  副主席

Sir Po-shing Woo 胡寶星爵士
Hon. LL.D., F.C.I.Arb., F.I Mgt., F.Inst.D., F.H.K.M.A.

Philip Yuen Pak Yiu 阮北耀

Leung Hay Man 梁希文
F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.

* Lee Tat Man 李達民
* Lee King Yue 李鏡禹
* Eddie Lau Yum Chuen 劉壬泉
* Li Ning, 李寧
  B.Sc., M.B.A.
* Lee Ka Shing 李家誠
* Patrick Kwok Ping Ho 郭炳濠
  B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.
* Ho Wing Fun 何永勳
* Lau Chi Keung 劉智強
  J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb.
* Donald Cheung Ping Keung 張炳強
  B.A., F.R.I.C.S., A.A.C.I., F.H.K.I.S., M.H.I.R.E.A., R.P.S.
* Augustine Wong Ho Ming 黃浩明
  M.Sc., F.H.K.I.S., M.R.I.C.S., M.C.I.Arb., R.P.S. (G.P.)
* Suen Kwok Lam 孫國林
  H.I.R.E.A.
* Sit Pak Wing 薛伯榮
  A.C.I.S., F.H.I.R.E.A.

Jackson Woo Ka Biu 胡家驃
MA (Oxon)
(Alternate Director to Sir Po-Shing Woo)
(胡寶星爵士之替代董事)

* *Executive Directors 執行董事*

Appointed Managers 委任經理人

Henderson Real Estate Agency Limited
恒基兆業地產代理有限公司

Company Secretary 公司秘書

John Yip Ying Chee 葉盈枝
LL.B., F.C.I.S.

Registered Office 註冊辦事處

6th Floor, World-Wide House,
19 Des Voeux Road Central,
Hong Kong
香港德輔道中十九號
環球大廈6樓

Telephone電話 : (852) 2908 8888
Facsimile傳真 : (852) 2908 8838
Internet國際互聯網址 : http://www.hld.com
E-Mail電子郵件 : henderson@hld.com

Registrars 股份登記及過戶處

Standard Registrars Limited
Ground Floor,
Bank of East Asia Harbour View Centre,
56 Gloucester Road,
Wanchai,
Hong Kong
標準證券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下

Authorised Representatives 授權代表

Colin Lam Ko Yin林高演
John Yip Ying Chee 葉盈枝

Auditors 核數師

Deloitte Touche Tohmatsu 德勤 • 關黃陳方會計師行

Solicitors 律師

Lo & Lo 羅文錦律師行
Woo, Kwan, Lee & Lo 胡關李羅律師行
Yung, Yu, Yuen & Co. 翁余阮律師行

Principal Bankers 主要往來銀行

The Hongkong and Shanghai Banking Corporation Limited 香港上海滙豐銀行有限公司
Hang Seng Bank Limited 恒生銀行有限公司
Bank of China (Hong Kong) Limited
中國銀行(香港)有限公司
The Bank of East Asia, Limited 東亞銀行有限公司
Standard Chartered Bank 渣打銀行

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders of the Company will be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Monday, 1st December, 2003 at 11:00 a.m. to transact the following businesses:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2003.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   (A) "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognized by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

   (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

   (B) "**THAT**:

   (a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution,

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "**THAT**:

if upon the allotment and issue of all or any of the shares of the Company pursuant to the general mandates given in Ordinary Resolutions (B) and (C) above or otherwise being approved by the Directors and the aggregate nominal amount of the share capital of the Company in issue after the said allotment and issue of shares shall exceed HK$600,000,000, the authorised share capital of the Company be increased from time to time immediately prior to the said allotment and issue to such amount up to but not exceeding HK$720,000,000 as the Directors deem necessary or expedient by the creation of the appropriate number of additional new ordinary shares of HK$0.20 each up to but not exceeding 600,000,000."

6. To consider as special business and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT**:

the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 2

i) by deleting the words "21 years" in item (i) of the definition of "associate" and substituting therefor the words "18 years".

ii) by deleting the words "35 per cent." in item (iii) of the definition of "associate" and substituting therefor the words "30 per cent.".

iii) by adding the following definitions:

"clearing house" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

"Director" shall mean a director of the Company.

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.

(b) Article 38

by adding the following paragraph to the end of Article 38:

"The Board shall accept machine imprinted signatures of a clearing house in respect of the execution of instruments of transfer."

(c) Articles 16, 20 and 41(i)

by deleting the words "HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited)" appearing in each of Articles 16, 20 and 41(i) and substituting therefor the following words:

"such amount (not higher than the relevant maximum amount from time to time set out in the Listing Rules)".

(d) Article 96A

i) by deleting the words "a recognised clearing house within the meaning of the Securities and Futures (Clearing House) Ordinance of Chapter 420 of the Laws of Hong Kong (or its nominee)" in the first sentence and substituting therefor the words "a clearing house";

ii) by deleting the word "recognised" before the words "clearing house (or its nominee)" appearing in the second sentence.

(e) Article 133

by deleting Article 133 in its entirety and substituting therefor the following paragraph:

"Any decision that may be made or any action that may be taken by the Directors or a committee of Directors at a meeting may be passed as a resolution of the Directors or the committee of Directors if such resolution is consented to in writing or by telex, telegram, cable, facsimile, electronic mail or other written electronic communication by all the directors of the Company (or their respective alternates, where appropriate) or all the members of the committee of Directors, as the case may be, without the need for any notice. Such written consent may be contained in one document or in several documents. Any resolution so passed shall be as valid and effectual as if the resolution had been passed at a meeting of the Directors or of the committee of Directors respectively duly convened and held."

(f) Articles 140(b), 141 and 171

by deleting the words "the Colony" appearing in Article 140(b), Article 141 and the marginal note to Article 171 and substituting therefor the words "Hong Kong".

(g) Article 170

i) by adding the following sentence immediately following the words "in writing," appearing in the first sentence:

"by cable, telex or facsimile transmission message, or electronic communication, including but not limited to, publication on the Company's website and/or The Stock Exchange of Hong Kong Limited's website and/or by such other method of electronic communication to the extent permitted by and in accordance with the Listing Rules and any applicable laws of Hong Kong";

ii) by adding the following sentence immediately following the words "registered address as aforesaid" in the first sentence:

"or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic mail address supplied by him to the Company for the giving of notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the member"."

By Order of the Board
John Yip
Secretary

Hong Kong, 2nd October, 2003

Registered Office:
6th Floor, World-Wide House,
19 Des Voeux Road Central,
Hong Kong.

Notes:

(1) A member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 25th November, 2003 to Monday, 1st December, 2003, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 24th November, 2003.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2003 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

(6) Concerning Ordinary Resolution (D) of item 5 above, approval is being sought from Members to increase the authorised share capital of the Company from time to time up to but not exceeding HK$720,000,000 as and when required.

本公司謹訂於二零零三年十二月一日(星期一)上午十一時正，假座香港干諾道中五號文華東方酒店松鶴及竹林廳舉行股東週年大會，商議下列事項：

(一) 省覽本公司截至二零零三年六月三十日止年度之已審核賬目、董事局及核數師報告。

(二) 通過派發末期股息。

(三) 重選退任董事及釐定董事酬金。

(四) 重聘核數師及授權董事局釐定其酬金。

(五) 作為特別事項處理，考慮及酌情通過下列各項議案為普通決議案：

(A) 「動議：

(a) 在下文(b)段之規限下，一般性及無條件批准董事局於有關期間(如下文所釋)內，按照一切適用法例及香港聯合交易所有限公司(「聯交所」)或其他任何證券交易所不時修訂之證券上市規則之規定，行使本公司一切權力，以購回本公司在聯交所或可能在其他獲聯交所及證券及期貨事務監察委員會認可之任何證券交易所掛牌之本公司股本中每股面值港幣0.20元之普通股；

(b) 依據上文(a)段之批准而購回本公司股份之面值總額不得超過於本決議案日期本公司已發行股本面值總額百分之十，而上述批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依據香港法例第三十二章公司條例本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本決議案所載之權力經由股東在股東大會通過普通決議案將之撤銷或修訂之日。」

(B) 「動議：

(a) 無條件授予董事局一般性權力，於有關期間(如下文所釋)內行使本公司之一切權力，配發、發行及處理本公司額外股份，並訂立及授予或需在有關期間或其後行使該項權力之售股建議、協議或期權；惟所涉及之股份(但不包括根據(i)供股權的配發(如下文所

釋)；或(ii)行使授予本公司及／或本公司之附屬公司僱員之任何認購股份期權計劃或類似安排之股份期權；或(iii)行使本公司可能發行之任何認股權證之認購權；或(iv)根據本公司之公司組織章程細則以股代息而增發之股份)不得超過於本決議案日期本公司已發行股本面值總額百分之二十，並且上述批准須受有關限制；及

(b) 就本決議案而言：

「有關期間」一詞與召開本大會之通告內第五項之(A)項普通決議案所賦予之涵義相同；及

「供股」指於本公司董事局訂定之期間內，向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時持有該等股份之比例提呈配售本公司股本中之股份之建議(惟本公司董事局認為必須或適宜時，可就零碎股份或按照任何香港以外地區之法例之任何限制或責任或任何認可管制機構或證券交易所之規定取消股份持有人在此方面之權利或作出其他安排)。」

(C) 「動議：

將相當於本公司自授予董事局一般性權力之日起依據召開本大會之通告內第五項之第(A)項普通決議案授予董事局行使本公司權力購回本公司股本中之股份面值總額之數額，加入董事局根據召開本大會之通告內第五項之(B)項普通決議案可依據一般授權配發、發行及處理本公司額外股份或同意有條件或無條件配發、發行及處理之股本之面值總額內，藉以擴大授予董事局當時已生效之一般性權力(根據該項授權，董事局可行使本公司之權力配發股份)，惟加入一般授權內之購回股份之面值總額，不得超過於本決議案日期本公司已發行股本面值總額百分之十。」

(D) 「動議：

倘董事局依據上文所載之第(B)及(C)項普通決議案或以其他方式批准配發及發行本公司所有或任何股份，以及在該等股份配發及發行後，本公司已發行之股本超過港幣600,000,000元之情況下，本公司於上述股份配發及發行前，在董事局認為需要或適當時，可予不時透過增加不超過600,000,000股每股面值港幣0.20元之額外普通股股份，增加本公司之法定股本至不超過港幣720,000,000元。」

(六) 作為特別事項處理，考慮及酌情通過下列議案為特別決議案：

「動議：

本公司之組織章程細則作出以下修訂：

(a) 第2條細則

(i) 刪掉出現於「聯繫人」一詞之詮釋內第(i)項之「21歲」字句，並以「18歲」字句作替代。

(ii) 刪掉出現於「聯繫人」一詞之詮釋內第(iii)項之「百分之三十五」字句，並以「百分之三十」字句作替代。

(iii) 加入下列詮釋：

「結算所」： 為(香港法例第571章)證券及期貨條例所認可之結算所。

「董事」： 為一名本公司董事。

「上市規則」：為香港聯合交易所有限公司之證券上市規則(不時修訂)。

(b) 第38條細則

於緊接在第38條細則之末端加入下列段落：

「董事局接納結算所以機印簽署來訂立股份過戶文件。」

(c) 第16、20及41(i)條細則

刪掉出現於之第16、20及41(i)條每條細則中之「港幣2元(或以香港聯合交易所有限公司之規則不時批准之較高款額)」字句，並以下列字句作替代：

「款額(不超過上市規則不時所列出最高之有關款額)」。

(d) 第96A條細則

(i) 刪掉出現於第一句之「(香港法例第420章)之證券及期貨「結算所」條例所認可之結算所(或其代理人)」字句，並以「結算所」字句作替代；

(ii) 刪掉出現於第二句「結算所(或其代理人)」字句之前之「認可」字句。

(e) 第133條細則

完全刪掉第133條細則，並以下列段落作替代：

「本公司董事局或董事局委員會可在會議上作出任何決定或採取任何行動，亦可經本公司董事局或董事局委員會以書面或透過電傳、電信、電報、傳真、電郵或其他電子傳送方式，同意通過決議案，而該決議案須由所有本公司董事(或彼等之替代人(如適用))或該董事局委員會之全體委員(如適用)同意，惟無需任何通告。該同意書可以一份或多份分開之文件處理，而以此方式通過之決議案將被視作如在分別召開舉行董事局或董事局委員會之會議上獲得通過而生效。」

(f) 第140(b)、141及171條細則

刪掉出現於第140(b)條細則、第141條細則及第171條細則欄外摘要之「該殖民地」字句，並以「香港」字句作替代。

(g) 第170條細則

(i) 於緊接出現於第一句之「書面」字句加入以下段落：

「以電報、電傳或傳真訊息或透過電子通訊傳送，包括但不限於在本公司之網頁內及/或在香港聯合交易所有限公司之網頁內刊發及/或在上市規則及任何適用香港法例所准許之其他電子傳送方式」；

(ii) 於緊接出現於第一句之「上述之註冊地址」字句加入下列句子：

「或因應情況傳送至任何彼之地址或傳送至由彼為接收本公司通告而向本公司提供之任何電報或傳真號碼或電郵地址或作出傳送

通告之人士在有關時候合理地並真誠地認為股東將可接收到該通告」。」

承董事局命
秘書
葉盈枝 謹啟

香港，二零零三年十月二日

註冊辦事處：
香港德輔道中十九號
環球大廈6樓

註：

(一) 凡有權出席上述會議及投票之本公司股東，可委派一位或多於一位代表出席及投票，代表人不必為本公司之股東。代表委任書必須填妥，並於開會前至少四十八小時送達香港德輔道中十九號環球大廈6樓本公司註冊辦事處。

(二) 本公司由二零零三年十一月二十五日(星期二)起至二零零三年十二月一日(星期一)止，首尾兩天在內，暫停接受辦理股份登記及過戶手續。

(三) 為確保享有末期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零三年十一月二十四日(星期一)下午四時前送達香港灣仔告士打道56號東亞銀行港灣中心地下本公司股份登記及過戶處標準證券登記有限公司辦理轉名手續。

(四) 關於上述第(五)項之(A)項普通決議案詳情之說明函件，將連同二零零三年年報寄予股東。

(五) 關於上述第(五)項之(B)及(C)項普通決議案，要求股東授權之原因，乃為遵照公司法例第五十七(B)節及聯交所之證券上市規則而提出，藉以確保董事局在公司擬配發及發行不超過本公司已發行股本百分之二十之新股及依據上述第(五)項之(A)項普通決議案之一般授權而購回之股份時，獲得靈活及絕對之處理權。然而，董事局茲聲明本公司現並無任何發行新股計劃。

(六) 關於上述第(五)項之(D)項普通決議案，乃要求股東在需要之情況下，通過將本公司之法定股本不時增加至不超過港幣720,000,000元。

Henderson Investment Limited — Proxy Form

Form of Proxy for use of Shareholders at the Annual General Meeting convened at 11:00 a.m. on the 1st day of December, 2003.

I/We (note 1) ______________________________

of ______________________________

being the holder(s) of (note 2) ______________________________ Shares of HK$0.20

each of the abovenamed Company hereby appoint ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

to act as my/our proxy at the Annual General Meeting of the Company to be held on the 1st day of December, 2003 at 11:00 a.m. and at any adjournment thereof and to vote on my/our behalf as directed below.

Please indicate with a "✓" in the spaces provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

ORDINARY RESOLUTIONS		**FOR**	**AGAINST**
1	To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2003.	☐	☐
2	To declare a Final Dividend.	☐	☐
3	To re-elect Mr. Colin Lam Ko Yin as director.	☐	☐
	To re-elect Mr. Leung Hay Man as director.	☐	☐
	To re-elect Mr. Ho Wing Fun as director.	☐	☐
	To re-elect Mr. Lau Chi Keung as director.	☐	☐
	To re-elect Mr. Donald Cheung Ping Keung as director.	☐	☐
	To re-elect Mr. Augustine Wong Ho Ming as director.	☐	☐
	To fix the remuneration of directors.	☐	☐
4	To re-appoint Auditors and authorise the Directors to fix their remuneration.	☐	☐
5	*To approve the Ordinary Resolutions in item 5 of the Notice of Annual General Meeting*		
	(A) To give a general mandate to the Directors to repurchase shares.	☐	☐
	(B) To give a general mandate to the Directors to allot new shares.	☐	☐
	(C) To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	☐	☐
	(D) To increase the authorised share capital to HK$720,000,000 as and when required.	☐	☐
SPECIAL RESOLUTION			
6	To amend the Articles of Association of the Company in the manner as set out in item 6 of the Notice convening of the above annual general meeting.	☐	☐

Dated ______________________________

Signature ______________________________

In the presence of:

Witness ______________________________

NOTES:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of Shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. A proxy need not be a member of the Company.
4. In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
5. In the case of a corporation this form of proxy must be under its Common Seal or under the hand of an officer or attorney duly authorised.
6. To be valid this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority must be deposited at the Company's registered office at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not later than 48 hours before the time of the meeting or any adjournment thereof.
7. Any alterations made in this form should be initialled.

恒基兆業發展有限公司
代表委任書

二零零三年十二月一日上午十一時正所召開之股東週年大會之代表委任書

本人(吾等)(註一) ______________________________

寓 ______________________________

持有上述公司每股面值港幣二角股份共 ______________ 股(註二),

茲委任 ______________________________

寓 ______________________________,

如其未克出席,則委任 ______________________________

寓 ______________________________ 為代表,出席

二零零三年十二月一日上午十一時正所召開之本公司股東週年大會(及其一切延會)並參加投票如下所示。

請在下欄內填上「✓」號,以表示贊成或反對,如未有明確指示,則其所委派之代表於投票時,有權自行作出決定。

普通決議案	贊成	反對
1 省覽截至二零零三年六月三十日止年度之已審核賬目、董事局及核數師報告。	☐	☐
2 通過派發末期股息。	☐	☐
3 重選林高演先生連任董事。	☐	☐
重選梁希文先生連任董事。	☐	☐
重選何永勳先生連任董事。	☐	☐
重選劉智強先生連任董事。	☐	☐
重選張炳強先生連任董事。	☐	☐
重選黃浩明先生連任董事。	☐	☐
釐定董事酬金。	☐	☐
4 重聘核數師及授權董事局釐定其酬金。	☐	☐
5 通過列於股東週年大會通告內第五項之普通決議案		
(A) 有關授權董事局一般性權力以購回股份事宜。	☐	☐
(B) 有關授權董事局一般性權力以發行新股事宜。	☐	☐
(C) 有關授權董事局一般性權力以發行面值相等於本公司購回股份面值總額新股事宜。	☐	☐
(D) 在需要之情況下增加法定股本至港幣720,000,000元。	☐	☐
特別決議案		
6 修訂本公司組織章程細則,修訂事項載列於上述股東週年大會之通告內第六項。	☐	☐

日期:二零零三年 __________ 月 __________ 日　　簽署 ______________________________

見證人簽署 ______________________________

附註:

一 請用**正楷**填上姓名及地址。

二 請填上　台端持有之登記股數。如未有填上股數,則以　台端在股東名冊內所登記之全部股數為準。

三 所委任之代表毋須為本公司之股東。

四 如屬聯名股東,則就所載各項議案投票時,本公司得接納在公司股東名冊內排名首位之聯名股東或其委派之代表投票,其他聯名股東即無權投票。

五 如股東為一有限公司,則代表委任書須蓋上公司印章,或由公司行政主管或合法授權人親筆簽署。

六 代表委任書連同簽署人之授權書或其他授權文件或該等文件之核證副本,最遲須於股東週年大會或延會召開前四十八小時送達香港德輔道中十九號環球大廈6樓,本公司註冊辦事處方為有效。

七 代表委任書之每項更正,均須由簽署人簡簽認可。

